File No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No.	[ ]
(Check Appropriate Box or Boxes)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
(Name of Insurance Company)
2929 Allen Parkway, Houston, Texas 77019
(Address of Insurance Company’s Principal Offices) (Zip Code)
Insurance Company’s Telephone Number, including Area Code: (713) 831-3150
Johnpaul S. Van Maele, Esq.
The Variable Annuity Life Insurance Company
2929 Allen Parkway, Houston, Texas 77019
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.
It is proposed that this filing will become effective:
☐  immediately upon filing pursuant to paragraph (b)
☐  on (date) pursuant to paragraph (b)
☐  60 days after filing pursuant to paragraph (a)(1)
☐  on (date) pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (“Securities Act”).
If appropriate, check the following box:
☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
Check each box that appropriately characterizes the Registrant:
☐  New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐  Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐  If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Acton (date) pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (“Securities Act”).
☒  Insurance Company relying on Rule 12h-7 under the Exchange Act
☐  Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated September 24, 2024

[Corebridge RILA] Annuity

Single Purchase Payment Deferred Registered Index-Linked Annuity

issued by

The Variable Annuity Life Insurance Company

Prospectus Dated: [•]

This prospectus describes the [Corebridge RILA] Annuity Contract and contains important information, including a description of all material features of the Contract. Please read this prospectus carefully before investing and keep it for future reference.

The Contract is a single Purchase Payment deferred registered index-linked annuity contract issued by The Variable Annuity Life Insurance Company (“VALIC”). The Contract is designed to help you accumulate funds for retirement or other long-term financial planning purposes on a tax-deferred basis.

VALIC does not allow additional Purchase Payments. The Contract is not a short-term investment and is not appropriate for investors who plan or need to take Withdrawals or Surrender the Contract during the first six Contract Years due to the application of Withdrawal Charges, or prior to the end of a Strategy Account Option Term because of the use of Interim Value to calculate the amount available for Withdrawal. These adjustments could significantly reduce the value of the Contract to less than the protection levels provided by the Strategy Account Options and could result in a loss of up to 100% of your investment under extreme circumstances. The Contract is an insurance contract and is not an index fund. The Contract is a complex investment and involves risks, including potentially significant loss of principal. You should speak with your financial representative about the Contract’s features, benefits, risks, and fees.

Under the Contract, you may allocate your Purchase Payment to one or more of the “Strategy Account Option(s)” that credit returns based on the performance of a specific Index or Indices during a defined period of time (a “Term”) and/or the “Fixed Account Option,” a fixed interest investment option. See “Appendix A: Investment Options Available Under the Contract” for additional information about each Strategy Account Option and the Fixed Account Option. The Term for a Strategy Account Option may be one, three, or six years. Positive Index returns may be limited based on the applicable interest crediting method (the “Upside Parameter”), and your investment is subject to a downside parameter that provides limited downside protection from negative Index returns (the “Buffer”). The Indices are price return indices and therefore do not reflect dividends paid on the securities comprising the Index.

The Upside Parameter limits the amount you can earn on a Strategy Account Option. Upside Parameters, except Lock Upside Parameters, including applicable rates, can change from one Term to the next subject to minimum guaranteed rates. The minimum guaranteed rates that may be established under the Contract for each of the Upside Parameters (other than Lock Upside Parameters) are: Cap Rate (no lower than [•]%), Cap Secure Rate (no lower than [•]%), Participation and Cap Rate (Participation and Cap: no lower than [•]% and [•]%), and Trigger Rate (no lower than [•]%). The Lock Thresholds for Strategy Account Options with Lock Upside Parameters are guaranteed minimum rates under the Contract and will not change from one Term to the next. The Lock Threshold percentages available are: [30], [40], [50], [75], and [100].

The Buffer provides limited protection from negative Index performance. If negative Index performance exceeds the Buffer Rate, your negative Index performance will equal the negative Index performance in excess of the Buffer Rate. In extreme circumstances, you could lose 90% of your investment in a Strategy Account Option with a Buffer Rate of 10% and 80% of your investment in a Strategy Account Option with a Buffer Rate of 20% if negative Index performance on the Term End Date is 100%. The minimum guaranteed Buffer Rate that we offer under any Strategy Account Options other than those with Lock Upside Parameter is [•]%. Buffer Rates for all Strategy Account Options other than those with Lock Upside Parameter will not change from one Term to the next. The Lock Buffer Rates can change from one Term to the next subject to the minimum guaranteed Lock Buffer Rate of [•]%. With a minimum guaranteed Lock Buffer Rate of [•]%, in extreme circumstances, you could lose [•]% of your investment in a Strategy Account Option with Lock Upside Parameter.

We reserve the right to add, replace or remove Strategy Account Options offered, change the Indices, and limit the number of offered Strategy Account Options to only one. If only one Strategy Account Option is available, you will be limited to investing in only that Strategy Account Option with terms that may not be acceptable to you. We may change the Strategy Account Options, the Upside Parameters rates, Lock Buffer Rates, and Buffer Rates subject to the stated guaranteed minimum rates. There is no guarantee that a particular Strategy Account Option or Index will be available during the entire time that you own your Contract. If you choose to Surrender the Contract, you may be subject to Interim Values, Withdrawal Charges, taxes, and tax penalties. Similarly, if you replace the Contract with another retirement vehicle, it may have different features, fees, and risks than the Contract.

The Contract is available for use in connection with qualified and non-qualified annuities, including individual retirement accounts (“IRAs”), Roth IRAs and SEP IRAs. If you are considering funding an IRA with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the IRA itself. You should fully discuss this decision with your financial representative.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will generally receive a full refund of the amount you paid with your application minus any Withdrawals made. The amount of the refund may vary according to state law. Interim Value will not apply when calculating your refund of the Purchase Payment. In states where a refund of Contract Value is required, Interim Value will apply which may lower the amount of your refund. See “Appendix E: State Variations.” You should review this prospectus and consult with your financial representative for additional information about the specific cancellation terms that apply.

The Company offers several different annuity contracts to meet the diverse needs of our investors. Our contracts may provide different features, benefits, programs, and investment options offered at different fees and expenses. You should carefully consider, among other things, whether the features of the Contract and the related fees provide the most appropriate solution to help you meet your retirement savings goals. The Company’s obligations under the Contract are subject to its financial strength and claims paying ability.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission, nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. All obligations and guarantees under the Contract are subject to the creditworthiness and claims-paying ability of the Company. An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency.

[Inquiries: If you have questions about your Contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 15570, Amarillo, Texas 79105-5570. Telephone Number: (800) 445-7862 and website www.corebridgefinancial.com/annuities.]

Purchase Payments must be sent to a separate address than that listed above. Please see “Purchasing a [Corebridge RILA] Annuity” in this prospectus for the address to which you must send your Purchase Payment.

SPECIAL TERMS

Accumulation Phase - The period during which you invest money in your Contract, from the Contract Issue Date until the Income Phase begins.

Allocation Account – A Strategy Account Option or the Fixed Account Option.

[Annuity Service Center – Annuity Service Center, P.O. Box 15570, Amarillo, Texas 79105-5570. Telephone Number: (800) 445-7862.]

Annuitant - The person on whose life we base annuity income payments after you begin the Income Phase.

Annuity Date - The date selected by you on which annuity income payments begin.

Beneficiary - The person(s) or non-natural entity(ies) you designate to receive any benefits under the Contract if you or, in the case of a non-natural Owner, the Annuitant dies. If your Contract is jointly owned, you and the joint Owner are each other’s primary Beneficiary.

Buffer – The downside parameter that provides limited protection from negative Index performance. If negative Index performance exceeds the Buffer Rate, your negative Index performance will equal the negative Index Performance in excess of the Buffer Rate. If negative Index performance does not exceed the Buffer Rate, you will not incur a loss.

Buffer Rate – A percentage used to calculate the Index Credit Rate for a Strategy Account Option when the Index Change is negative. For the purposes of this definition, “Buffer Rate” includes the “Lock Buffer Rate.”

Business Day – Each day the New York Stock Exchange (“NYSE”) is open for regular trading. Each Business Day ends when the NYSE closes each day which is typically 4:00 p.m. Eastern Time. If any transaction or event under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be processed using the applicable Index Value and will be deemed to occur on the next following Business Day unless otherwise specified.

Cap – An Upside Parameter designed to limit your participation in positive Index performance on the Term End Date up to and including the Cap Rate. If you select a Strategy Account Option with a Cap, and the positive Index performance meets or exceeds the Cap Rate, you will receive an Index Credit Rate equal to the Cap Rate.

Cap Rate – A percentage used to calculate the Index Credit Rate if the Index Change is positive on the Term End Date for a Strategy Account Option with a Cap, a Dual Direction with Cap, or a Participation and Cap, as applicable.

Cap Secure – An Upside Parameter designed to limit your participation in positive Index performance up to and including the Cap Secure Rate measured each Contract Anniversary over a multi-year Term. If you select a Strategy Account Option with a Cap Secure, and Index performance on a Contract Anniversary meets or exceeds the Cap Secure Rate, the performance for the Strategy Account Option for that year will be limited to the Cap Secure Rate. While the performance for the Strategy Account Option based on the Cap Secure Rate will be calculated each Contract Anniversary, the Index Credit Rate is not applied until the Term End Date.

Cap Secure Rate – A percentage used to calculate the upside participation if the Index Change is positive measured at each Contract Anniversary over a multi-year Term for a Strategy Account Option with Cap Secure. A Cap Secure Rate is set for the entire multi-year Term and will not change throughout the Term or on any Contract Anniversary.

Cash Value – The total amount that is available for Withdrawal or Surrender. Your Cash Value is equal to the Contract Value after adjustment for any applicable fees and Withdrawal Charges. The Cash Value will never be less than the minimum required by law.

Company – The Variable Annuity Life Insurance Company (“VALIC”), the insurer that issues the Contract. The terms “we,” “us” and “our” are also used to identify the Company.

Continuation Contribution – If the optional Return of Purchase Payment Death Benefit has been elected, an amount by which the death benefit that would have been paid to the spousal Beneficiary upon the death of the original Owner exceeds the Contract Value as of the Good Order date. We will contribute this amount, if any, to the Contract Value upon spousal continuation.

Contract – The [Corebridge RILA] Annuity.

Contract Anniversary – The same date, each subsequent year, as your Contract Issue Date.

Contract Issue Date – The Business Day we issue your Contract. The Contract Issue Date will generally be no later than two (2) Business Days after we receive your Purchase Payment and Contract application in Good Order. Contract Years and Contract Anniversaries are measured from this date.

Contract Value – The total amount attributable to your Contract. The Contract Value is the sum of all amounts invested in the Strategy Account Option(s) as well as the Fixed Account Option. If you invest in the Strategy Account Options, the Interim Value of those accounts will be used when determining your Contract Value on any day that is not a Term Start Date or Term End Date.

Contract Year – The 12-month period beginning on the Contract Issue Date and ending on each Contract Anniversary thereafter.

Dual Direction with Cap – An Upside Parameter designed to limit your participation in positive Index performance on the Term End Date up to and including the Cap Rate, or the absolute value of any negative Index performance up to and including the Buffer Rate. The absolute value of a number is simply that number without regard to it being positive or negative. For example, the absolute value of -10 is 10. If the positive Index performance meets or exceeds the Cap Rate, you will receive an Index Credit Rate equal to the Cap Rate. If the absolute value of the negative Index performance exceeds the Buffer Rate, you will receive a negative Index Credit Rate equal to the negative Index performance in excess of the Buffer Rate.

Final Index Value – The Index Value on the Term End Date.

Fixed Account Option Minimum Withdrawal Value – The portion of the Minimum Withdrawal Value attributable to the Fixed Account Option. The Fixed Account Option Minimum Withdrawal Value is equal to the value of the Purchase Payment allocated to the Fixed Account Option multiplied by a percentage based on applicable state law increased proportionally for transfers into the Fixed Account Option and reduced proportionally for any Net Withdrawals or transfers from the Fixed Account Option; accumulated at the minimum non-forfeiture interest rate, which generally ranges from 0.15% to 3.00% depending on applicable state law.

Fixed Account Option – An investment option under the Contract in which you may invest money and earn a fixed rate of return.

Good Order – Fully and accurately completed form(s) and/or instructions as determined by us, including any necessary documentation applicable to any transaction or request received by us.

Income Phase – The period starting upon annuitization during which we make annuity income payments to you.

Index – The reference index to which a Strategy Account Option is linked. Each Index is a price return index, and its performance does not reflect any dividends or distributions paid on the securities comprising the Index.

Index Change – For all Strategy Account Options other than those with the Cap Secure Upside Parameter and Lock Upside Parameter, the percentage change in the Index Value between the Term Start Date and the Term End Date, which is determined by comparing the Index Value on the Term Start Date to the Index Value on the Term End Date.

For Strategy Account Options with Cap Secure Upside Parameter, the percentage change in the Index Value, which is measured by calculating the annual compounded percentage change in Index Value, including Contract Anniversaries during the Term.

For Strategy Account Options with Lock Upside Parameter, the percentage change in the Index Value, which is determined by comparing the Index Value on the Term Start Date and any day during the Term.

Index Credit – For all Strategy Account Options other than those with the Lock Upside Parameter, the dollar amount of gain or loss reflected in your Strategy Account Option Value on the Term End Date.

For Strategy Account Options with Lock Upside Parameter, (i) the dollar amount of gain reflected in your Strategy Account Option Value on the first day during the Term where the Index Change meets or exceeds the Lock Threshold at Market Close, or (ii) if the Index Change does not meet or exceed the Lock Threshold on any day at Market Close on or before the Term End Date, then the dollar amount of gain or loss reflected in your Strategy Account Option Value on the Term End Date.

Index Credit may be positive, negative, or zero.

Index Credit Rate – For all Strategy Account Options other than those with Cap Secure Upside Parameter and Lock Upside Parameter, a percentage gain or loss used to calculate your Strategy Account Option Value on the Term End Date.

For Strategy Account Options with Cap Secure Upside Parameter, a percentage gain or loss used to calculate your Strategy Account Option Value on the Term End Date based on the Index Change on each Contact Anniversary during the Term.

For Strategy Account Options with Lock Upside Parameter, a percentage gain or loss used to calculate your Strategy Account Option Value on any day during the Term.

The Index Credit Rate may be positive, negative, or zero.

Index Value – An Index’s closing market price at the end of the Business Day. The Index Value on any day that is not a Business Day is the value of the Index at the end of the previous Business Day. The Company relies on the Index Values reported by a third-party.

Initial Index Value – The Index Value on the Term Start Date.

Interim Value – The value of a Strategy Account Option on any day during the Term other than the Term Start Date or Term End Date. This value is used to determine the amount available in the Strategy Account Option for Withdrawals, Surrenders, annuitization, death benefits and to pay fees and charges during the Term. If you exercise a Performance Capture, the “captured” gain or loss will be based on an Interim Value. The Interim Value is calculated at the end of the Business Day. The Interim Value could be substantially less than the amount invested in the Strategy Account Option and could result in significant loss.

Lock – An Upside Parameter designed to limit your participation in positive Index performance if the Lock Threshold is met at Market Close on any day during the Term. If you select a Strategy Account Option with Lock Upside Parameter and the positive Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold as of that date. When that occurs, you will no longer participate in the Index performance, and you will not receive an additional Index Credit Rate on the Term End Date for that Strategy Account Option. After we apply the Index Credit Rate as of the date the Lock Threshold is met, you will be credited with the Lock Fixed Rate until the next Contract Anniversary. If the Index Change does not meet or exceed the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Index Change on the Term End Date, subject to the Buffer.

Lock Buffer Rate – The Buffer Rate associated with a Strategy Account Option with Lock Upside Parameter.

Lock Fixed Rate – For only a Strategy Account Option with Lock Upside Parameter, the Lock Fixed Rate is a short-term fixed rate that is applied to the Strategy Account Option Value from the date the Lock Threshold is met to the next Contract Anniversary.

We may change the Lock Fixed Rate at any time at our discretion, subject to an annual guaranteed minimum interest rate of [•]%.

Lock Threshold – A percentage used as a threshold, and to calculate, the Index Credit Rate if the Index Change meets or exceeds this percentage at Market Close on any day during the Term for a Strategy Account Option with Lock Upside Parameter. If the Index Change does not meet or exceed the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Index Change on the Term End Date, subject to the Buffer.

Latest Annuity Date – The Contract Anniversary following your 95th birthday. The initial annuity income payment will be paid on the first Business Day of the month following the Latest Annuity Date.

Minimum Withdrawal Value – The minimum amount required to be paid to you on Surrender, payment of a death benefit or upon annuitization under the Contract required by applicable state law. The Minimum Withdrawal Value is equal to the Fixed Account Option Minimum Withdrawal Value.

Negative Adjustment – A proportional reduction in your Strategy Base if (i) a fee or charge is deducted from a Strategy Account Option on or before the Term End Date; or (ii) you take a Withdrawal (including, but not limited to, systematic Withdrawals under the Systematic Withdrawal Program, Withdrawals taken to satisfy the required minimum distributions under the Internal Revenue Code, or free Withdrawal amounts) from a Strategy Account Option on or before the Term End Date. A Negative Adjustment could be greater than or less than the amount withdrawn and could significantly reduce your gains (if any) on the Term End Date (because the Index Credit Rate will be applied to a smaller Strategy Base).

Net Purchase Payment – A Purchase Payment that is reduced in the same proportion as the Contract Value is reduced by a Withdrawal on the date of such Withdrawal. Note that this proportional reduction may result in the Net Purchase Payment being reduced by more than the amount withdrawn when the Contract Value is less than the Net Purchase Payment remaining. For example, assume the Contract Value is $15,000, the Net Purchase Payment is $20,000 and a Withdrawal of $6,000 is taken. The Contract Value is reduced by $6,000 which is a 40% reduction. The corresponding deduction to the Net Purchase Payment would be $8,000 (40% x $20,000). A Net Purchase Payment is an on-going calculation. It does not represent a Contract Value.

Net Withdrawals – Withdrawals after adjustment for applicable Withdrawal Charges.

Non-Qualified Contract – A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account (“IRA”).

Owner – The person or entity (if a non-natural Owner) with an interest or title to this Contract. The terms “you” or “your” are also used to identify the Owner.

Participation and Cap – An Upside Parameter designed to limit your participation in positive Index performance on the Term End Date at a percentage equal to the Participation Rate and up to and including the Cap Rate. If you select a Strategy Account Option with a Participation and Cap, and the positive Index performance multiplied by the Participation Rate meets or exceeds the Cap Rate, you will receive an Index Credit Rate equal to the Cap Rate.

Participation Rate – A percentage used as part of the calculation of the Index Credit Rate if the Index Change is positive on the Term End Date for a Strategy Account Option with Participation and Cap. The Participation Rate is multiplied by the positive Index performance as part of the calculation of the Index Credit Rate if the Index Change is positive.

Performance Capture – Performance Capture is a feature offered for Strategy Account Options other than those with a Lock Upside Parameter that allows you to “capture” the Interim Value of a Strategy Account Option prior to the Term End Date. If you exercise the Performance Capture feature, your Interim Value on the Performance Capture Date will be “captured.” You will not know the Interim Value at the time Performance Capture occurs and you may be “capturing” a loss. The loss may be significant. You should speak with your financial representative before exercising Performance Capture.

The Performance Capture feature is different from the Lock Upside Parameter. Also, the Strategy Account Options for which the Performance Capture feature is available are different from the Strategy Account Options that use Lock as an Upside Parameter.

The table in “Appendix A: Investment Options Available Under the Contract” shows the Strategy Account Options that include Performance Capture as a feature versus the Strategy Account Options that include Lock as an Upside Parameter.

Once Performance Capture occurs, you will no longer participate in Index performance for the remainder of the Term, and you will not receive an Index Credit on the Term End Date for that Strategy Account Option. The “captured” value will then be credited with the Performance Capture Fixed Rate from the Performance Capture Date until the next Contract Anniversary.

You may exercise Performance Capture for one, some, or all of your applicable Strategy Account Options other than a Strategy Account Option with Lock Upside Parameter. You may decide not to exercise a Performance Capture. Performance Capture is not available for a Strategy Account Option with Lock Upside Parameter.

Performance Capture Date – If you exercise the Performance Capture for a Strategy Account Option, the date your Interim Value for that Strategy Account Option is captured.

Performance Capture Fixed Rate – For all Strategy Account Options other than those with Lock Upside Parameter, the Performance Capture Fixed Rate is a short-term fixed rate that is applied to Performance Capture amounts from the Performance Capture Date until the next Contract Anniversary.

We may change the Performance Capture Fixed Rate at any time at our discretion, subject to an annual guaranteed minimum interest rate of [•]%.

Purchase Payment – The money you give us to buy and invest in the Contract.

Qualified Contract – A contract purchased with pretax dollars. These contracts are generally purchased under an IRA.

Renewal Notice – The notification we provide to Owners at least 10 days before the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met). Among other information, your Renewal Notice will, as applicable: (i) remind you of your opportunity to decide how your Contract Value should be re-invested; (ii) remind you of the Allocation Accounts that will be available for investment; (iii) provide the current Performance Capture Fixed Rates, Lock Fixed Rates, Fixed Account Option interest rate, Upside Parameter rates and Lock Buffer Rates; and (iv) remind you to submit instructions to us before Market Close on the Term End Date (or the next Contract Anniversary after a Performance Capture or a Lock Threshold is met). If The Term End Date (or the next Contract Anniversary after a Performance Capture or a Lock Threshold is met) is not a Business Day, we must receive your instructions before Market Close on the Business Day before the Term End Date (or the next Contract Anniversary after a Performance Capture or a Lock Threshold is met). “Market Close” is the close of the New York Stock Exchange on Business Days, usually at 4:00 p.m. Eastern Time.

Return of Purchase Payment Death Benefit – The minimum death benefit provided by the optional Return of Purchase Payment Death Benefit, which may be elected, for a fee, at the time you purchase the Contract. The Return of Purchase Payment Death Benefit will equal 100% of the Purchase Payment on the Contract Issue Date. The Return of Purchase Payment Death Benefit will be proportionately reduced by Withdrawals. If the Return of Purchase Payment Death Benefit has been elected, the Return of Purchase Payment Death Benefit is only payable upon the death of the Owner during the Accumulation Phase.

Strategy Account Option – An index-linked investment option under the Contract.

Strategy Account Option Value – The value of your investment in a Strategy Account Option on any day during the Term.

Strategy Base – A value used to calculate Interim Value and Index Credits. The Strategy Base is equal to the Contract Value allocated to a Strategy Account Option on the Term Start Date and (i) reduced proportionally for Withdrawals, fees and charges, if any, deducted from the Strategy Account Option since the Term Start Date; and (ii) increased proportionally to any applicable Interim Value increase at the time of a Continuation Contribution when there is a spousal continuation upon death of Owner.

Surrender – A full Withdrawal of Cash Value and termination of the Contract.

Systematic Withdrawal Program – A program, for no additional charge, available during the Accumulation Phase where you may elect to receive periodic Withdrawals. Under the program, Withdrawals are taken proportionally from your Allocation Accounts, and you may choose to take monthly, quarterly, semi-annual or annual Withdrawals from your Contract. Under this program, if a Withdrawal is scheduled for a day that does not exist in a given calendar month, it will occur on the last day of such month.

Term – The duration of an Allocation Account’s investment term, expressed in years. The Term is also the period during which the performance of a Strategy Account Option is linked to the performance of an Index. The Term begins on the Term Start Date and ends on the Term End Date. The Term for a Strategy Account Option may be one, three, or six years.

Term End Date – The Contract Anniversary on the last day of the Term.

Term Start Date – The date the Purchase Payment or Contract Value is allocated to a new Term. The Term Start Date is generally the Contract Issue Date for the initial Term, and a Contract Anniversary for each subsequent Term.

Trigger – An Upside Parameter designed to limit your participation in positive Index performance on the Term End Date equal to the Trigger Rate. If you select a Strategy Account Option with a Trigger, and the Index performance on the Term End Date is greater than or equal to zero, you will receive an Index Credit Rate equal to the Trigger Rate. If Index performance exceeds the Trigger Rate, you will receive an Index Credit Rate equal to the Trigger Rate.

Trigger Rate – A percentage used to calculate the Index Credit Rate if the Index Change is greater than or equal to zero on the Term End Date for a Strategy Account Option with Trigger.

Upside Parameter – A feature of a Strategy Account Option that determines the extent to which a Strategy Account Option will participate in positive Index performance. The Upside Parameters are Cap, Cap Secure, Participation and Cap, Dual Direction with Cap, Trigger and Lock.

Withdrawal – The amount of Contract Value you withdraw from the Contract before adjustment for applicable Withdrawal Charges. A Withdrawal includes, but is not limited to, one-time Withdrawals, systematic Withdrawals under the Systematic Withdrawal Program, Withdrawals taken to satisfy required minimum distributions under the Internal Revenue Code, free withdrawal amounts, and Withdrawals under the Extended Care Waiver or the Terminal Illness Waiver.

Withdrawal Charge Period – The period during which we may apply a Withdrawal Charge to Withdrawals and Surrenders. The Withdrawal Charge Period begins on the Contract Issue Date and ends the day after the last day of the sixth Contract Year.

OVERVIEW OF THE CONTRACT

PURPOSE OF THE CONTRACT

The [Corebridge RILA] Annuity is a single purchase payment deferred registered index-linked annuity contract that is designed to help you invest on a tax-deferred basis, meet long-term financial goals, and plan for your retirement. An annuity is a contract between you (the Owner) and an insurance company (in this case, us). This Contract may be appropriate for you if you have a long investment time horizon, and the Contract’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals. There could be significant loss of your principal investment under a Contract. You should discuss with your financial representative whether an index-linked annuity contract is appropriate for you.

The Contract is a “single purchase payment” annuity because only one Purchase Payment is allowed under the Contract. We may agree to accept multiple payments as part of a single Purchase Payment subject to certain limitations outlined in this prospectus. After the Contract is issued, additional Purchase Payments are not allowed.

PHASES OF THE CONTRACT

The Contract has two phases: (1) the Accumulation Phase (savings) and (2) the Income Phase (income). Prior to annuitizing, your Contract is in the Accumulation Phase and the earnings (if any) are generally tax deferred. Tax deferral means you are not taxed until you take money out of your annuity. Once your Contract is annuitized, your annuity switches to the Income Phase, and we promise to pay you an income in the form of annuity income payments. Commencement of these payments is referred to as “annuitizing” your Contract.

Accumulation Phase

During the Accumulation Phase, you may allocate your Purchase Payment to one or more Allocation Accounts. The available Allocations Accounts are (i) Strategy Account Options that credit returns based on the performance of a specific Index or Indices during a Term and (ii) the Fixed Account Option. Additional information about each Strategy Account Option and the Fixed Account Option is provided in an appendix to this prospectus. See “Appendix A: Investment Options Available Under the Contract.” For all Strategy Account Options other than those with the Lock Upside Parameter, we credit positive or negative Index Credit to amounts allocated to a Strategy Account Option on the Term End Date (or, in the case of a Strategy Account Option with the Lock Upside Parameter, when the Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term) based, in part, on the performance of the applicable Index. You could lose a significant amount of money in a Strategy Account Option if the Index declines in value.

We limit the negative Index Change used in calculating the Index Credit on the Term End Date (or the annual performance on each Contract Anniversary for Strategy Account Options with Cap Secure) by applying the Buffer, which provides a limited level of protection from loss. You will incur a loss if negative Index performance is greater than the Buffer Rate on the Term End Date (and on each Contract Anniversary for Strategy Account Options with Cap Secure). For example, if the Index Change is -15% and your Buffer Rate is 10%, your Index Credit Rate would be -5% (for Strategy Account Options with Cap Secure, the annual measured performance on that Contract Anniversary would be -5% and for Strategy Account Options with Dual Direction with Cap, if the negative Index performance was within or equal to the Buffer Rate, you gain the absolute value of the negative Index performance). The minimum guaranteed Buffer Rate that we offer under any Strategy Account Option other than those with Lock Upside Parameters is [●]%. The minimum guaranteed Lock Buffer Rate that we offer under Strategy Account Options with Lock Upside Parameters is [●]%.

We limit the positive Index Change (or Index Change equal to or greater than zero in the case of the Trigger Upside Parameter) used in calculating the Index Credit on the Term End Date based on the Upside Parameters. The Upside Parameters include:

•

Cap: Cap limits your participation in positive Index performance on the Term End Date up to and including the Cap Rate. If you select a Strategy Account Option with a Cap, and Index performance exceeds the Cap Rate, you will receive the Cap Rate. For example, if the Index Change is 15% and your Cap Rate is 10%, you will receive an Index Credit Rate of 10% on the Term End Date. The Cap Rate can change from one Term to the next. We will not establish a Cap Rate below [•]%.

•

Cap Secure: Cap Secure limits your participation in positive Index performance each Contract Anniversary of a multi-year Term Strategy Account Option up to and including the Cap Secure Rate. The Cap Secure Rate will remain the same for the entire multi-year Term. If you select a Strategy Account Option with a Cap Secure, and Index performance exceeds the Cap Secure Rate in any year, only the Cap Secure Rate will apply for that year . The Index Credit Rate is applied at the Term End Date based upon the values measured on each Contract Anniversary (including the Term End Date). For example, if the annual Index Change is 15% and your Cap Secure Rate is 8%, your adjusted annual Index performance is 8% on that Contract Anniversary. The adjusted annual Index performance on each Contract Anniversary within the multi-year Term would be compounded to establish the Index Credit Rate on the Term End Date. For example, if the adjusted annual Index performance is 5% on each Contract Anniversary for a six-year term, the Index Credit Rate on the Term End Date would be 34.01% ({(1+5%)[6]}-1=34.01%). The Cap Secure Rate can change from one Term to the next. We will not establish a Cap Secure Rate below [•]%.

•

Participation and Cap: Participation and Cap limits your participation in positive Index performance on the Term End Date at a percentage equal to the Participation Rate, up to and including the Cap Rate. If Index performance is positive on the Term End Date, first the Participation Rate is multiplied by Index Change. Then, if Index Change multiplied by the Participation Rate exceeds the Cap Rate, you will receive the Cap Rate; otherwise, you will receive Index Credit Rate equal to the Participation Rate multiplied by the Index Change. For example, if the Index Change on the Term End Date is 40% and your Participation Rate is 150% and Cap Rate is 50%, we will first multiply the Participation Rate by the Index Change (150% x 40% = 60%) and then provide you with an Index Credit Rate that is the lesser of the resulting value and the Cap Rate, which in this case would be 50%. The Participation and Cap Rates can change from one Term to the next. On the next Term Start Date, we may choose not to declare a Cap Rate for the next Term. If we do not declare a Cap Rate for a Term, it does not mean that we will not declare a Cap Rate on future Term Start Dates. We will not establish a Participation Rate below [•]% and a Cap Rate below [•]%.

•

Dual Direction with Cap: Dual Direction with Cap allows you to participate in positive Index performance on the Term End Date up to the Cap Rate, or the absolute value of any negative Index performance up to and including the Buffer Rate. If the positive Index performance exceeds the Cap Rate, your positive Index performance will equal the Cap Rate. For example, if the Index Change is 11% and your Cap Rate is 8%, your Index Credit Rate would be 8%. Since the Index Change was positive, the Buffer would not come into play. If the negative Index performance was within or equal to the Buffer Rate, you gain the absolute value of the negative Index performance. For example, if the Index Change is –10% and your Buffer Rate is 10%, your Index Credit Rate would be 10%. Alternatively, if the Index Change is -13% and your Buffer Rate is 10%, your Index Credit Rate would be -3%. The Cap Rate can change from one Term to the next. We will not establish a Cap Rate below [•]%.

•

Trigger: Trigger allows you to receive an Index Credit Rate equal to the Trigger Rate if Index performance is greater than or equal to zero on the Term End Date. If you select a Strategy Account option with a Trigger, and Index performance exceeds the Trigger Rate, you will receive the Trigger Rate. For example, if the Index Change is 2% and the Trigger Rate is 4%, your Index Credit Rate would be 4% because the Index Change was greater than zero. However, if the Index Change is 12% and the Trigger Rate is 4%, your Index Credit Rate would be 4% because the Index Change was greater than the Trigger Rate. The Trigger Rate can change from one Term to the next. We will not establish a Trigger Rate below [•]%.

•

Lock: Lock allows you to receive an Index Credit Rate equal to the Lock Threshold as of that date, if the Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term. For example, if the Lock Threshold is 50% and the Index Change at Market Close on any day during the Term is 50% or greater, you will receive an Index Credit Rate equal to 50%. After we apply the Index Credit Rate, you will be credited with the Lock Fixed Rate until the next Contract Anniversary. If the Index Change does not meet or exceed the Lock Threshold at Market Close on any day during the Term, but is positive on the Term End Date, you will receive an Index Credit Rate equal to the Index Change on the Term End Date. The Lock Threshold for a Strategy Account Option with a Lock Upside Parameter is a guaranteed minimum rate and will not change from one Term to the next. The available Lock Threshold percentages are: [30], [40], [50], [75], and [100].

Current Upside Parameter rates will be available from your financial representative and are always available online at [www.corebridgefinancial.com/rila-rates]. The rates applicable to your Purchase Payment will be stated in your Contract.

For all Strategy Account Options other than those with a Lock Upside Parameter, you will receive an Index Credit Rate reflecting a percentage gain or loss on the Term End Date.

For Strategy Account Options with a Lock Upside Parameter, if the Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold as of that date, and thereafter will be credited with the Lock Fixed Rate until the next Contract Anniversary. At that point, the value within the Strategy Account Option will no longer be tied to Index performance. If the Index Change does not meet or exceed the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate reflecting the positive or negative Index performance on the Term End Date, subject to the Buffer.

Fixed Account Option. The Fixed Account Option credits a fixed rate of interest daily that compounds over one year to the annual interest rate we declared for that Term. The initial interest rate for a Purchase Payment allocated to the Fixed Account Option is set on the Contract Issue Date and is guaranteed for a 1-year Term. A new interest rate will be declared before the Term End Date and will be guaranteed for the new Term. We determine the annual interest rates for new Terms at our discretion, subject to a guaranteed minimum interest rate that will never be less than [•]%.

Income Phase

When you are ready to receive guaranteed income under the Contract, you can switch to the Income Phase, at which time you will start to receive annuity income payments from us. This is also referred to as “annuitizing” your Contract. You generally decide when to annuitize your Contract, although there are restrictions on the earliest and latest times that your Contract may be annuitized. If you do not annuitize or Surrender your Contract before the Latest Annuity Date, your Contract will be automatically annuitized. Once your Contract is annuitized, you will no longer be able to Surrender, take Withdrawals of Contract Value and all other features and benefits of your Contract, including the death benefit, will terminate. You can choose from the available annuity income options, which may provide income for life, for an available time period, or a combination of both. There is no death benefit during the Income Phase. Annuity income payments may be payable after death if you select a period certain annuity income option.

The Contract offers a standard death benefit as well as an optional death benefit available for an additional charge.

CONTRACT FEATURES

Access to your Money. You may Withdraw all or a portion of your Contract Value at any time before the Annuity Date. However, Withdrawals may be subject to Withdrawal Charges, Negative Adjustments to Interim Value and taxes and tax penalties. Withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn. You should consult with your financial professional about the risks associated with Withdrawals s under the Contract.

Free Withdrawal Amount. There is a free Withdrawal amount under the Contract which allows you to Withdraw a portion of your Contract Value without being subject to a Withdrawal Charge. Each Contract Year, the free Withdrawal amount will be equal to 10% of the previous Contract Anniversary Contract Value (or if withdrawn in the first Contract Year, the Purchase Payment amount) or, if higher, the amount of your required minimum related to this Contract only. The free Withdrawal amount is still subject to Interim Values and a Negative Adjustment if a Withdrawal or other transaction occurs prior to the Term End Date, forfeiture of Index Credit Rates, proportionate reductions to the optional Return of Purchase Payment Death Benefit, taxes, and potential tax penalties.

Performance Capture Feature. The Contract includes a “Performance Capture” feature for certain Strategy Account Options. If available, Performance Capture allows you to “capture” the Interim Value of a Strategy Account Option prior to the Term End Date. The Performance Capture feature may not be available on all Strategy Account Options including those with a Lock Upside Parameter. Once a Performance Capture occurs, the Strategy Account Option will earn an annual rate with daily credited interest at the Performance Capture Fixed Rate until the next Contract Anniversary. There are risks associated with the Performance Capture. Once a Performance Capture occurs, the Interim Value within the Strategy Account Option will no longer be tied to Index performance, and you will not receive an Index Credit Rate on the Term End Date. The captured Interim Value cannot be transferred to a new Allocation Account or a new Term in the same Strategy Account Option until the next Contract Anniversary. You may only exercise the Performance Capture once during a Term on the full amount allocated to an applicable Strategy Account Option, and the exercise is irrevocable. You will not know the Interim Value at the time Performance Capture occurs and you may be “capturing” a loss. The loss may be significant and could be as high as 100%. You should speak with your financial representative before exercising Performance Capture.

Death Benefit. The Contract provides a Contract Value death benefit at no additional charge. The Contract Value death benefit is equal to the greater of the Contract Value or the Minimum Withdrawal Value on the Business Day we receive all required documentation in Good Order.

Optional Return of Purchase Payment Death Benefit. For an additional fee, you may elect the Return of Purchase Payment Death Benefit which can provide greater protection for your Beneficiaries. You may only elect the Return of Purchase Payment Death Benefit at the time you purchase your Contract, and you cannot change your election thereafter at any time. The fee for the Return of Purchase Payment Death Benefit is 0.20% (annually based on remaining Net Purchase Payments). The fee will be deducted proportionally from all Allocation Account Option(s) and charged on each Contract Anniversary. The fee is pro-rated upon death or Surrender. You may pay for the optional Return of Purchase Payment Death Benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Return of Purchase Payment Death Benefit can only be elected prior to your 76th birthday.

The Return of Purchase Payment Death Benefit is the greatest of:

1. Contract Value less applicable fees associated with the Return of Purchase Payment Death Benefit;

2. Minimum Withdrawal Value; or

3. Net Purchase Payments.

Withdrawals will reduce Net Purchase Payments, and therefore the Return of Purchase Payment Death Benefit, on a proportionate basis, and this reduction could be more than the amount of the Withdrawal.

Extended Care Waiver. We may waive any applicable Withdrawal Charge to partial Withdrawals or Surrenders if, beginning at least one year after the Contract Issue Date, you are receiving extended care in a Qualified Facility for 90 consecutive days or longer. The term “Qualified Facility” is defined in your Contract and means certain Assisted Living Facilities, Hospitals, or Nursing Facilities. This feature is included in the Contract for no additional charge. Withdrawals under this feature are not subject to Withdrawal Charges but may be subject to Negative Adjustments to Interim Value and taxes and tax penalties.

Terminal Illness Waiver. We may waive any applicable Withdrawal Charge to partial Withdrawals or Surrenders if, at any time on and after the Contract Issue Date, you are initially diagnosed as having a Terminal Illness by a Qualified Physician. The term “Terminal Illness” is defined in your Contract and means any disease or medical condition which a Qualified Physician expects will result in death within one year from the date of certification. This feature is included in the Contract for no additional charge. Withdrawals under this feature are not subject to Withdrawal Charges, but may be subject to Negative Adjustments to Interim Value and taxes and tax penalties.

CONTRACT ADJUSTMENTS

If you make any Withdrawals (including required minimum distributions (“RMDs”), Surrenders (including “free look” withdrawals in states that require a refund of Contract Value rather than a refund of the Purchase Payment), and free Withdrawal amounts), exercise the Performance Capture feature, pay optional death benefit fees, annuitize your Contract or a death benefit is paid from a Strategy Account Option on any date prior to the Term End Date, your Contract Value in the Strategy Account Option will be its Interim Value. You could lose a significant amount of money due to the use of the Interim Value if amounts are removed from a Strategy Account Option prior to the Term End Date. Your Interim Value may be less than the amount invested and may be less than the amount you would receive had you held the investment in the Strategy Account Option until the Term End Date. The Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Interim Value would be lower the earlier a Withdrawal or Surrender is made during a Term.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES, EXPENSES AND ADJUSTMENTS		LOCATION IN PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?

Yes.

Withdrawal Charges. If you take a Withdrawal from your Contract within six (6) years following the Contract Issue Date, you may be assessed a Withdrawal Charge of up to 8%, as a percentage of the Contract Value withdrawn. For example, if you make a Withdrawal during the Withdrawal Charge Period, you could pay a Withdrawal Charge of up to $8,000 on a $100,000 investment. This loss will be greater if there is a Negative Adjustment based on Interim Values of the Strategy Account Options, taxes or tax penalties.

Interim Value Adjustments. Your Contract Value in a Strategy Account Option will be adjusted to the Interim Value if all or a portion of Contract Value is removed from the Strategy Account Option during the Term. The Interim Value could be less than your investment in a Strategy Account Option even if the Index is performing positively. Under extreme conditions, you could lose up to 100% of your investment in a Strategy Account Option due to Interim Value. For example, if you allocate $100,000 to a Strategy Account Option with a 3-year Term and later withdraw the entire amount before the 3 years have elapsed, you could lose up to $100,000 of your investment. This loss will be greater (but never more than 100%) if you also have to pay a Withdrawal Charge, taxes and tax penalties. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date (including fees and charges that are periodically deducted from your Contract) will reduce the Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount withdrawn, or the fee or charge deducted. The following transactions are subject to the Interim Value of Strategy Account Option:

•  A fee or charge is deducted from the Strategy Account Option;

•  An amount is deducted from the Strategy Account Option due to a Surrender or Withdrawal (including a systematic Withdrawal, RMDs, free Withdrawal amounts or any other Withdrawal);

•  The Contract is annuitized; or

•  The death benefit is paid;

You may obtain the Interim Value(s) of your Strategy Account Option(s) online at [www.corebridgefinancial.com/annuities] or by contacting your financial representative.

Fee Table Fees, Charges and Adjustments

Are There Transaction Charges?	No.	Not applicable

FEES, EXPENSES AND ADJUSTMENTS	LOCATION IN PROSPECTUS
Are There Ongoing Fees and Expenses?

Yes.

Under the Strategy Account Options, there is an implicit ongoing fee to the extent that your participation in Index gains is limited by our use of an Upside Parameter. This means that your returns may be lower than the Index’s returns. In return for accepting a limit on Index gains, you will receive some protection from Index losses. This implicit ongoing fee is not reflected in the tables below.

The table below describes the fees and expenses that you may pay each year, depending on whether you choose the optional Return of Purchase Payment Death Benefit. Please refer to your Contract for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Optional Return of Purchase Payment Death Benefit available for an additional charge(1)	0.20%	0.20%

(1) As a percentage of Net Purchase Payments on each Contract Anniversary.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract or make any other transactions, which could add Withdrawal Charges and Negative Adjustments for Interim Value that substantially increase costs.

Lowest Annual Cost: $0	Highest Annual Cost: $200.00
Assumes: • Investment of $100,000 • 5% annual appreciation • No Optional benefits • No sales charges • No transfers or withdrawals	Assumes: • Investment of $100,000 • 5% annual appreciation • Optional Return of Purchase Payment Death Benefit • No sales charges • No transfers or withdrawals • No adjustment for Interim Values

RISKS		LOCATION IN PROSPECTUS
Is There a Risk of Loss from Poor Performance?	Yes. You could lose money by investing in the Contract. If you invest in a Strategy Account Option, under extreme circumstances, you could lose up to 90% of your investment in a Strategy Account Option with a Buffer Rate of 10% and [•]% of your investment in a Strategy Account Option with a Lock Buffer Rate of [•]% due to negative Index performance. The limits on Index loss offered under the Contract may change from one Term to the next, but we will always offer a Strategy Account Option with an Index Buffer of at least [•]%.	Principal Risks of Investing in the Contract

Is this a Short-Term Investment?

No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment or savings vehicle. A Withdrawal Charge may apply in certain circumstances and any Withdrawals may also be subject to federal and state income taxes and tax penalties. Withdrawals from a Strategy Account Option prior to the Term End Date may result in an adjustment for Interim Value. Your Strategy Account Option Value will be transferred on the Term End Date according to your instructions. If we do not receive transfer instructions from you within the appropriate time frame, we will automatically transfer or renew, as applicable, your Strategy Account Option and/or Fixed Account Option Value as follows:

•  Any Contract Value in any expiring Strategy Account Option with a 1-year Term will remain in its current allocation for the next Term, subject to the Upside Parameter rates declared for that Term. If your Contract Value is invested in a Strategy Account Option with a 1-year Term that is no longer

Principal Risks of Investing in the Contract

RISKS	LOCATION IN PROSPECTUS

available for investment, the Contract Value in the expiring Strategy Account Option will automatically be transferred to the Fixed Account Option, subject to the renewal interest rate, and will remain there until you provide transfer instructions. The Contact Value automatically transferred to the Fixed Account Option in the absence of transfer instructions cannot be transferred to another available Strategy Account Option until the next Contract Anniversary.

•  Any Contract Value in an expiring Strategy Account Option with a multi-year Term or Fixed Account Option will automatically be transferred or renewed to the Fixed Account Option, subject to the applicable renewal interest rates and will remain there until you provide transfer instructions. The Contract Value automatically renewed or transferred to the Fixed Account Option in the absence of transfer instructions cannot be transferred to a Strategy Account Option until the next Contract Anniversary.

What Are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Indices for the Strategy Account Options under the Contract. Each Allocation Account will have its own unique risks. You should review the Allocation Accounts before making an investment decision.

For investments in a Strategy Account Option, the Cap Rate, Cap Secure Rate, Participation Rate, Trigger Rate or Lock Threshold will limit positive Index performance (e.g., limited upside). For example:

•  If the Strategy Account Option has a Cap Rate, and the Index Change is 15% and the Cap Rate is 10%, the Index Credit Rate would be 10% on the Term End Date. [Similarly, if the Participation Rate is 110% and the Cap Rate is 10% with an Index Change of 15%, the Index Credit Rate would be 10% on the Term End Date;]

•  If the Strategy Account Option has a Cap Secure Rate, and the annual Index Change is 15%, and the Cap Secure Rate is 8%, the adjusted annual Index performance is 8% on that Contract Anniversary. The adjusted annual Index performance on each Contract Anniversary within the multi- year Term would be compounded to establish the Index Credit Rate on the Term End Date. For example, if the adjusted annual Index performance is 5% on each Contract Anniversary for a 6-year Term, the Index Credit Rate on the Term End Date would be 34.01% ({(1+5%)6}-1=34.01%);

•  If the Strategy Account Option has a Participation and Cap Rate, and the Index Change is 10%, the Participation Rate is 100%, and the Cap Rate is [15]%, the Index Credit Rate would be [10]% on the Term End Date;

•  If the Strategy Account Option has a Trigger Rate, and the Index Change is greater than or equal to zero (for example, 12%), and the Trigger Rate is 4%, the Index Credit Rate would be 4% on the Term End Date; and

Principal Risks of Investing in the Contract

•  If the Strategy Account Option has a Lock Threshold and the Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold as of that date. For example, if the Lock Threshold is 50% and the Index Change at Market Close on any day during the Term is 50% or greater, you will receive an Index Credit Rate equal to 50% on that date, even if the Index Change on the Term End Date is 65%.

This may result in you earning less than the Index return.

For investments in a Strategy Account Option, the Buffer will limit negative Index Credit Rates on the Term End Date (e.g., limited protection in the case of market decline). For example:

•  If the Index Change is –25% and Buffer Rate is 10%, the Index Credit Rate would be –15% (the amount that the Index Change exceeds the Buffer Rate) on the Term End Date.

Each Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities comprising the Index. This will cause the Index return to underperform in comparison to a direct investment in a total return index.

RISKS		LOCATION IN PROSPECTUS

What Are the Risks Related to the Insurance Company?	An investment in the Contract is subject to the risks related to the Company. The Company is solely responsible to the Owner for the Contract Value and the guaranteed benefits. The general obligations including the Fixed Account Option and Strategy Account Options under the Contract are supported by our general account and are subject to our claims paying ability. An Owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at [https://investors.corebridgefinancial.com/financials/Ratings/default.aspx].	Principal Risks of Investing in the Contract

RESTRICTIONS		LOCATION IN PROSPECTUS
Are There Limits on the Investment Options?

Yes.

Transfer Restrictions. Contract Value allocated to a Strategy Account Option may only be transferred on the Term End Date. Contract Value allocated to the Fixed Account Option may not be transferred until the next Contract Anniversary. If you do not want to remain invested in the Fixed Account Option until the next Contract Anniversary, or in a Strategy Account Option until the Term End Date, your only options will be to take a Withdrawal from or Surrender the Contract, or exercise the Performance Capture feature (if available) and transfer your Strategy Account Option Value on the next Contract Anniversary. If you elect one of these options, the transaction will be based on the Interim Values of the Strategy Account Options. The Interim Value could be substantially less than the amount invested in the Strategy Account Option and could result in significant loss. All Withdrawals taken (and fees and charges deducted from your Contract) will reduce your Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced (rather than a dollar-for-dollar basis) which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount withdrawn, and the fee or charge deducted. Withdrawals and Surrenders may be subject to Withdrawal Charges, any applicable fees, and taxes (including a 10% Federal tax penalty before age 59 1⁄2).

Allocation Accounts Transfers between Allocation Accounts

Transfer requests must be provided before Market Close on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met). If the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) is not a Business Day, we must receive your instructions before Market Close on the Business Day before the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met).

Performance Capture Restrictions. Manual Performance Capture is not allowed, and automatic Performance Capture settings cannot be changed, during the five (5) days prior to a Term End Date. Once a Performance Capture occurs, it cannot be revoked.

Investment Restrictions.

•  Some Strategy Account Options may only be available on the Contract Issue Date. On the Term End Date, you will only be able to invest in the Strategy Account Option(s) available at that time.

•  When allocating Contract Value on a Term End Date among the available Allocation Accounts, you may not invest in any Strategy Account Option that has a Term that extends beyond the Latest Annuity Date. If there is no eligible Strategy Account Option, only the Fixed Account Option will be available to you for investment.

•  The Company reserves the right to stop offering all but one Strategy Account Option. We will provide you with written notice before adding, replacing, or removing a Strategy Account Option or Index

•  Availability of Strategy Account Options and Indices. We reserve the right to add, replace or remove Strategy Account Options offered, change the Indices, and limit the number of offered Strategy Account Options to only one. If only one Strategy Account Option is available, you will be limited to investing in only that Strategy Account Option with terms that may not be acceptable to you. We may change the Strategy Account Options, the Upside Parameters rates, and the Lock Buffer Rates subject to the stated guaranteed minimum rates. There is no guarantee that a particular Strategy Account Option or Index will be available during the entire time that you own your Contract.

RESTRICTIONS		LOCATION IN PROSPECTUS
Are There Any Restrictions on Contract Benefits?

Yes.

•  There are restrictions and limitations relating to benefits offered under the Contract (e.g., death benefit, Performance Capture feature, Extended Care Waiver, Terminal Illness Waiver).

•  Except as otherwise provided, Contract benefits may not be modified or terminated by the Company.

•  Withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn.

Death Benefit – Death Benefit Options

TAXES		LOCATION IN PROSPECTUS
What are the Contract’s Tax Implications?

•  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

•  If you purchase the Contract through an IRA, there is no additional tax benefit under the Contract.

•  Earnings under your Contract are taxed at ordinary income tax rates when withdrawn. You may be subject to a tax penalty if you take a Withdrawal before age 59 1⁄2.

Taxes

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
How are Investment Professionals Compensated?

Your financial representative may receive compensation for selling this Contract to you in the form of commissions, additional cash compensation, and/or non-cash compensation. We may share the revenue we earn on this Contract with your financial representative’s firm.

Revenue sharing arrangements and commissions may provide selling firms and/or their registered representatives with an incentive to favor sales of our Contracts over other annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should ask your financial representative about how they are compensated.

Payments in Connection with Distribution of the Contract

Should I Exchange My Contract?	Some financial representatives may have a financial incentive to offer you a new contract in place of the one you already own. You should exchange a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Purchasing a [Corebridge RILA] Annuity – Exchange Offers

FEE TABLE

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and Surrendering or making Withdrawals from an Allocation Account or from the Contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the Contract, Surrender or make Withdrawals from an Allocation Account or from the Contract, or transfer Contract Value between Allocation Accounts. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Withdrawal Charge (as a percentage of the amount withdrawn)(1)	8.00%
Transfer Fee	None

(1)

The Withdrawal Charge is deducted upon a Withdrawal of amounts in excess of the free Withdrawal amount (generally 10% of the previous Contract Anniversary Contract Value). Important exceptions and limitations may eliminate or reduce this charge. For a complete description of charges and exceptions, see “Fees, Charges and Adjustments – Withdrawal Charges” and “Access to Your Money” in the prospectus.

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from a Strategy Account Option or from the Contract before the expiration of a specified period.

Adjustments
Maximum Potential Loss Due to Interim Value Adjustment (as a percentage of Contract Value withdrawn from a Strategy Account Option)(1)	100%

(1)

We use the Interim Values for your Strategy Account Options if you make any Withdrawals (including required minimum distributions (“RMDs”), Surrenders (including “free look” withdrawals in states that require a refund of Contract Value rather than a refund of the Purchase Payment and free Withdrawal amounts), exercise the Performance Capture feature, pay optional death benefit fees, annuitize your Contract or a death benefit is paid from a Strategy Account Option on any date prior to the Term End Date. The maximum loss would occur if there is a total distribution for a Strategy Account Option at a time when the Index Value has declined to zero. If the Interim Value calculation applies to a transaction, the Buffer will not apply. See “Valuing Your Investment in a Strategy Account Option – Interim Values” for more information.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract. If you choose to purchase the optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
Optional Benefit Expense – Optional Return of Purchase Payment Death Benefit(1) (as a percentage of remaining Net Purchase Payments)	0.20%

(1)

Charged annually based on remaining Net Purchase Payments. The fee will be deducted proportionally from the Allocation Accounts and charged on each Contract Anniversary. The fee is pro-rated upon death or Surrender. Deduction of the fee from a Strategy Account Option will trigger an Interim Value adjustment and Negative Adjustment.

In addition to the fee described above, we may limit the amount you can earn on the Strategy Account Options. This means your returns may be lower than the Index’s returns. In return for accepting a limit on Index gains, you will receive some protection from Index losses.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

MARKET RISK. An investment in the Contract is subject to the risk of poor investment performance of the Strategy Account Options to which you have allocated Contract Value. You can lose money by investing in this Contract, including loss of principal and/or prior earnings. While limited protection from losses is provided under your Contract through a Buffer, you bear some level of the risk of decline in your Contract Value resulting from the performance of the Indexed Crediting Rate Strategies and the risk of losses may be significant. Under extreme circumstances, you could lose up to 90% of your investment in a Strategy Account Option with a 10% Buffer Rate and up to 80% of your investment in a Strategy Account Option with a 20% Buffer Rate. The minimum guaranteed Buffer Rate that we offer under any Strategy Account Options other than those with Lock Upside Parameter is [●]%, and we will always offer at least one Strategy Account Option. If you take a withdrawal from a Strategy Account Option prior to the Term End Date, it will be based on the Interim Value and the Buffer will not apply. See “Early Withdrawal Risk” below.

This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. This Contract is not federally insured by the federal deposit insurance corporation, the federal reserve board, or any other agency.

EARLY WITHDRAWAL RISK. This Contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. The benefits of tax deferral and long-term income protections mean that this Contract is more beneficial to investors with a long investment time horizon.

You should carefully consider the risks associated with Withdrawals under the Contract. Withdrawals may be subject to significant Withdrawal Charges. If you make a Withdrawal prior to age 59 1⁄2, there may be adverse tax consequences, including a 10% Federal tax penalty. A Withdrawal may reduce the value of your standard and optional benefits. For instance, a Withdrawal will reduce the value of the death benefit. A Surrender will result in the termination of your Contract. We may defer payment of Withdrawals or Surrender for up to six months when permitted by law.

If you make a Withdrawal or Surrender your Contract within six years after the Contract Issue Date, you may be assessed a Withdrawal Charge of up to 8% of the amount withdrawn in excess of the 10% annual free Withdrawal amount. In addition, Withdrawals during a Term could result in a greater reduction in your Contract Value than if you waited until the Term End Date. Withdrawals during a Term will proportionately reduce your Strategy Base, which could be significantly more than the dollar amount of your Withdrawal. The application of the Interim Value to Withdrawals taken prior to the Term End Date and proportional reductions to your Strategy Base, together with any Withdrawal Charges, could significantly reduce your Contract Value and reduce any gains on the Term End Date. The Interim Value is the amount in the Strategy Account Option that is available for transactions that occur during the Term, including Withdrawals (including RMDs), Surrenders, Withdrawals under the free look, (in states that require a refund of Contract Value rather than a refund of the Purchase Payment. See “Appendix E: State Variations”), free Withdrawal amounts, Performance Captures, optional death benefit fees, death benefit payments, and annuitization. The Interim Value could be less than your investment in a Strategy Account Option even if the Index is performing positively. Withdrawals or Surrenders that cause the Interim Value to be recalculated could result in the loss of principal investment and previously applied Index Credit Rates, and such losses could be as high as 100%. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before a Term End Date (including fees and charges that are periodically deducted from your Contract) will reduce the Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount of the amount withdrawn, or the fee or charge deducted.

Withdrawals could result in significant reductions to your Contract Value and to the death benefit, perhaps by more than the amount withdrawn. Withdrawals taken before the Term End Date of a Strategy Account Option could also significantly reduce any Index Credit applied at the Term End Date. The Upside Parameters and Buffer are not applied until the Term End Date and do not apply in calculating your Interim Values.

The Contract may not be appropriate if you intend to take Withdrawals from a Strategy Account Option prior to the Term End Date or from the Contract during the first six years. You should consult with your financial representative before making a Withdrawal.

OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY RISK. Our General Account assets support the guarantees under the Contract and are subject to the claims of our creditors. Therefore, the guarantees under the Contract are subject to our financial strength and claims-paying ability. The assets in the Separate Account, like our General Account, are subject to our creditors. You need to consider our financial strength and claims-paying ability in meeting the guarantees under the Contract.

BUSINESS DISRUPTION RISK. Our business is vulnerable to disruptions from natural and man-made disasters and catastrophes, such as but not limited to hurricanes, windstorms, flooding, earthquakes, wildfires, solar storms, war or other military action, acts of terrorism, explosions and fires, pandemics (such as COVID-19) and other highly contagious diseases, mass torts and other catastrophes. A natural or man-made disaster or catastrophe may negatively affect the computer and other systems on which we rely, and may also interfere with our ability to receive, pickup and process mail, to calculate the Index Change or process other Contract-related transactions or have other possible negative impacts. While we have developed and put in place business continuity and disaster recovery plans to mitigate operational risks and potential losses related to business disruptions resulting from natural and man-made disasters and catastrophes, there can be no assurance that we, our agents, the Indices or our service providers will be able to successfully avoid negative impacts resulting from such disasters and catastrophes.

CYBERSECURITY RISK. We rely heavily on interconnected computer systems and digital data to conduct our annuity business activities. Because our annuity business is highly dependent upon the effective operation of our computer systems and those of our business partners and service providers, our business is vulnerable to physical disruptions and utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption, disclosure and destruction of sensitive business data, including personal information, maintained on our or our business partners’ or service providers’ systems, interference with or denial of service attacks on websites and other operational disruptions and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the Index or Index issuers, intermediaries and other affiliated or third-party service providers, as well as our distribution partners, may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website, impact our ability to calculate the Index Change, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers, distribution partners and other intermediaries to regulatory fines and enforcement action, litigation risks and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities that comprise the Indices, which may cause the securities making up the Index to lose value. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict. Despite our implementation of policies and procedures, which we believe to be reasonable, that address physical, administrative and technical safeguards and controls and other preventative actions to protect customer information and reduce the risk of cyber-incident, there can be no assurance that we or our distribution partners, the Indices or our service providers will avoid cyber-attacks or information security breaches in the future that may affect your Contract and/or personal information.

ALLOCATION ACCOUNT AVAILABILITY RISK. We reserve the right to add, remove and replace Allocation Accounts as available investment options. There is no guarantee that an Allocation Account you select for investment will always be available in the future or available with the same rates.

There is no guarantee that any Strategy Account Option will always be available in the future. However, we will always offer at least one Strategy Account Option that is either currently offered or is similar to one that is currently offered as of the date of this prospectus. If only one Strategy Account Option is available, you will be limited to investing in only that Strategy Account Option with terms that may not be acceptable to you. We may change the Strategy Account Options, the Upside Parameters rates, and Lock Buffer Rates subject to the stated guaranteed minimum rates. There is no guarantee that a particular Strategy Account Option or Index will be available during the entire time that you own your Contract. Please note the Index for that Strategy Account Option remains subject to our right of substitution. See “Index Substitution Risk.”

If we remove an Allocation Account, it will be closed such that no transfers will be allowed into that Allocation Account. If you are currently invested in an Allocation Account and it is removed, you may remain in that Allocation Account until the Term End Date.

LIQUIDITY RISK. This Contract may be appropriate if you are looking for retirement income or you want to meet other long-term financial objectives. The Contract is not designed to be a short-term investment and may not be appropriate for you if you intend to take early or frequent Withdrawals.

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Transfer Limitations. The Contract restricts transfers between investment options, which will limit your ability to transfer your Contract Value in response to changes in market conditions or your personal circumstances. You may transfer Contract Value invested in an Allocation Account only on the Term End Date for that Allocation Account (or on the next Contract Anniversary after a Performance Capture occurs).

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Withdrawal and Surrender Consequences. You may take a Withdrawal or Surrender at any time during the Accumulation Phase; however, there may be significant risks and negative consequences associated with any such Withdrawal or Surrender, including potential Withdrawal Charges, taxes and tax penalties, and negative impacts to the value of your investment. If you take a Withdrawal or Surrender before the Term End Date of a Strategy Account Option, it will reduce the Interim Value of your investment in that Strategy Account Option. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date (including fees and charges that are periodically deducted from your Contract) will reduce the Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount of the amount withdrawn, or the fee or charge deducted. Withdrawals could result in significant reductions to your Contract Value and to the death benefit, perhaps by more than the amount withdrawn. Withdrawals taken before the Term End Date of a Strategy Account Option could also result in forfeiture of Index Credit Rates or significantly reduce any Index Credit Rates applied at the Term End Date. See “Early Withdrawal Risk.”

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Interim Values. There may be long periods of time when you can only perform a transaction under the Contract that is based on one or more Interim Values. For as long as you have multiple ongoing Terms for Strategy Account Options, there may be no time that any such transaction can be performed without the application of at least one Interim Value. See “Interim Value Risk.”

•	Taxes. Income taxes and certain tax restrictions may apply to any Withdrawal or Surrender. If taken before age 59 1⁄2, a Withdrawal or Surrender may also be subject to a 10% federal tax penalty.

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Delays in Payment. We generally make payment of any amount due from the Contract within seven (7) days from the date we receive all required information in Good Order. When permitted by law, however, we may defer payment of any Withdrawal or Surrender proceeds for up to six (6) months from the date we receive your request.

INDEX RISK. Strategy Account Option Value(s) will be impacted by the performance of the reference Index. Although you will not directly invest in the reference Index, you are indirectly exposed to the investment risks associated with an Index, such as market, equity and issuer risks. The following risks related to Index performance apply when you invest in a Strategy Account Option:

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Negative Index Performance Could Result in Loss. The performance of any Index may fluctuate, sometimes rapidly and unpredictably. Both short-term and sustained negative Index performance, over one or multiple Terms, may cause you to lose principal or previous earnings. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Term or multiple Terms.

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Index Change Calculations. We calculate Index Changes by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat even if the Index performed positively for certain time periods between those two specific points in time. This is true even for Strategy Account Options with multi-year Terms.

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Dividends Excluded from Index Values. Each Index is a price return index, not a total return index, and therefore Index Values do not include income from any dividends or other distributions paid by a market index’s component companies. This will cause the Index to underperform in comparison to a direct investment in a total return index.

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No Rights in the Index. When you invest in a Strategy Account Option, you are not investing directly in the Index or in the securities tracked by the Index, You have no rights with respect to the Index, the Index provider, or any aspect of the Index or any companies whose securities comprise the Index.

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Evolving and Uncertain Economic Environment. In recent years, the financial markets have experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, the COVID-19 pandemic, geopolitical turmoil, rising inflation, changes in interest rates, and actions by governmental authorities. It is not possible to predict future performance of the markets. Depending on your individual circumstances, you may experience (perhaps significant) negative returns under the Contract. You should consult with your financial representative about how market conditions may impact your investment decisions under the Contract.

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Exposure to Investment Risks. When you invest in a Strategy Account Option, you are indirectly exposed to the investment risks that could cause the stocks or other instruments that comprise the Index to decrease in value. The Indices are subject to a variety of investment risks, many of which are complicated and interrelated and all of which may adversely impact Index performance. If you invest in a Strategy Account Option with an Index that exposes you to higher investment risks, your risk of loss may be higher depending on the level of the Strategy Account Option’s downside protection.

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Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable.

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Equity Risk. Each Index is comprised of equity securities or other assets considered to represent a particular market or sector. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular market segment, or other asset classes.

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Issuer Risk. The performance of each Index depends on the performance of individual securities that make-up the Index. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline.

•	Risks Related to Specific Indices. In addition to the foregoing, each Index has its own unique risks, as follows:

•	The S&P 500® Price Return Index

This Index is composed of equity securities issued by large-capitalization (“large cap”) U.S. companies. Generally, it is more difficult for large-cap companies to pivot their strategies quickly in response to changes in their industry. In addition, because they typically are more well-established, it is rare to see large-cap companies have the high growth rates that can be seen with small-capitalization (“small cap”) companies.

•	Nasdaq-100 Index®

This Index is composed of equity securities issued by large-cap U.S. and non-U.S. companies, excluding financial companies. To the extent the Index is comprised of securities issued by companies in a particular sector, those securities may not perform as well as the securities of companies in other sectors or the market as a whole. The value of foreign securities may fall due to adverse political, social and economic developments abroad and due to decreases in foreign currency values relative to the U.S. dollar. Also, foreign securities are sometimes less liquid and more difficult to sell and to value than securities of U.S. issuers.

UPSIDE PARAMETER AND BUFFER RISK. Each Strategy Account Option has an applicable Upside Parameter and Buffer for determining the Index Credit Rate applied to your Strategy Account Option Value. Each Strategy Account Options has an Upside Parameter that provides either a Cap, Cap Secure, Participation and Cap, Dual Direction with Cap, Trigger, or a Lock, and downside protection in the form of a Buffer (including the Dual Direction with Cap). The Upside Parameters (except Lock), including their applicable rates, can change from one Term to the next, however, each Upside Parameter is subject to minimum guaranteed rates. The minimum guaranteed rates that may be established under the Contract for each of the Upside Parameters (other than Lock) are: Cap Rate (no lower than [•]%), Cap Secure Rate (no lower than [•]%), Participation and Cap Rate (no lower than [•]% and [•]%, respectively), and Trigger Rate (no lower than [•]%). The Lock Threshold for a Strategy Account Option with Lock Upside Parameter are guaranteed minimum rates under the Contract and will not change from one Term to the next. The Lock Threshold percentages available are: [30], [40], [50], [75], and [100].

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Upside Parameter Risk. If you invest Contract Value in a Strategy Account Option, the highest possible Index Credit Rate that you may achieve is limited by the applicable Upside Parameter. Because of these limits, the Index Credit Rate for a Strategy Account Option may be less than the positive Index Change. The Upside Parameters may therefore limit the positive Index Credit Rate, if any, that may be applied to your Contract Value for a given Term.

We set the Upside Parameter rates each Term in our discretion, however, they will never be less than the minimum rates set forth in this prospectus. You bear the risk that we will not set the Upside Parameter rates higher than these minimums.

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Lock Risk. Each Strategy Account Option with Lock Upside Parameter includes an automatic locking-in of an Index Credit Rate that is triggered by a target Index gain that is set on the Term Start Date (the “Lock Threshold”). If the Index Change does not meet the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Index Change on the Term End Date, subject to the Buffer. Under such circumstances, the Lock Threshold will have no impact on your gains or losses. If the positive Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold as of that date. When that occurs, you will no longer participate in the Index performance, and you will not receive an additional Index Credit Rate on the Term End Date. If the Lock Threshold is met at Market Close on any day during the Term and positive Index performance continues until the next Contract Anniversary, the Lock Threshold limits the positive Index Credit Rate that would otherwise have been applied to your Contract Value. If the Lock Threshold is met at Market Close on any day during the Term, thereafter you will receive the Lock Fixed Rate, which is subject to a guaranteed minimum interest rate of [•]%, until the next Contract Anniversary.

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Buffer Risk. The Buffer provides only limited protection against negative Index performance. When you invest Contract Value in a Strategy Account Option, you bear the risk that negative Index performance may cause the Index Credit Rate to be negative even after the application of the Buffer. This would result in a negative Index Credit Rate and reduce your Strategy Account Option Value. Additionally, the Buffer provides downside protection only on the Term End Date, so your exposure to negative Index performance during a Term is greatest before the Term End Date. If negative Index performance exceeds the Buffer Rate, your negative Index performance will equal the negative Index performance in excess of the Buffer Rate. For example, with a Buffer Rate of 10%, you could lose 90% of your investment in the Strategy Account Option if negative Index performance on the Term End Date is 100%. The minimum guaranteed Buffer Rate that we will offer under any Strategy Account Options other than those with Lock Upside Parameter is [•]%. Buffer Rates for all Strategy Account Options other than those with Lock Upside Parameter will not change from one Term to the next. The Lock Buffer Rates can change from one Term to another subject to the minimum guaranteed Lock Buffer Rate of [•]%. With a minimum guaranteed Lock Buffer Rate of [•]%, in extreme circumstances, you could lose [•]% of your investment in a Strategy Account Option with Lock Upside Parameter.

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Cap Secure Risk. For a Strategy Account Option with Cap Secure, since the gain or loss is established on the Term End Date based on Index performance on each Contract Anniversary, losses can accumulate so that you could lose a percentage in excess of the Buffer Rate in multiple years of the Term.

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Dual Direction with Cap Risk. For a Strategy Account Option with Dual Direction with Cap, you should note that, because the absolute value of any negative Index Change up to the Buffer Rate will be credited as a positive rate of interest, a negative Index Change on the Term End Date that is slightly below or slightly above the Buffer Rate can result in very different Index Credit Rates. For example, for a Strategy Account Option with Dual Direction with Cap with a 10% Buffer, if the negative Index Change is -10.00%, the Index Credit Rate will be 10%; whereas if the negative Index Change is -10.01%, the Index Credit Rate will be -0.01%.

PERFORMANCE CAPTURE RISK. The Contract includes a “Performance Capture” feature for Strategy Account Options other than those with Lock Upside Parameter. If you exercise Performance Capture, your Interim Value for that Strategy Account Option on the Performance Capture Date is “captured” and will then earn an annual rate of interest credited daily at the Performance Capture Fixed Rate until the next Contract Anniversary.

Performance Capture is subject to the following risks:

•	If you exercise Performance Capture, you will be capturing an Interim Value for the applicable Strategy Account Option. Interim Values may be unfavorable to you. See “Interim Value Risk.”

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If you capture an Interim Value that is lower than the amount you invested in that Strategy Account Option on the Term Start Date, you may be capturing a loss. It is possible that you would have realized less loss or no loss if you exercised the Performance Capture at a different time or not at all.

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On the Performance Capture Date, your Strategy Account Option Value will begin earning an annual rate with daily credited interest at the Performance Capture Fixed Rate until the next Contract Anniversary. Therefore, between the Performance Capture Date and the next Contract Anniversary, the value within the Strategy Account Option will no longer be tied to Index performance, and you will not receive an Index Credit Rate. The sooner after the Term Start Date a Performance Capture occurs the longer you will forego participating in Index performance.

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If you exercise Performance Capture manually, we will “capture” the next calculated Interim Value after we receive your request in Good Order. Once we receive your request in Good Order, it is irrevocable. You won’t know the captured Interim Value in advance. The captured Interim Value may be lower or higher than the Interim Value that was calculated on the last day before you submitted your request. When you exercise Performance Capture automatically, you will not know the captured Interim Value in advance, the captured Interim Value will be triggered by the target Interim Value gain you have instructed us to capture. You may obtain the Interim Value(s) of your Strategy Account Option(s) online at www.corebridgefinancial.com/annuities or by contacting your financial representative.

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You will not know the Interim Value at the time Performance Capture occurs and you may be “capturing” a loss. The loss may be significant. You should speak with your financial representative before exercising Performance Capture.

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The Performance Capture Fixed Rate may change at each Contract Anniversary, subject to a guaranteed minimum interest rate of [•]%. The annual Performance Capture Fixed Rate will be stated in the Renewal Notice. If you are invested in a Strategy Account Option with a multi-year Term, your Performance Captured Fixed Rate may change from one Contract Anniversary to the next within the Term.

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We will not provide advice or notify you regarding whether you should exercise the Performance Capture or the best time to do so. We will not warn you if you exercise the Performance Capture at a time that may not be beneficial to you. We are not responsible for any losses related to your decision whether or not to exercise the Performance Capture. There may not be a best time to exercise the Performance Capture during a Term.

See “Valuing your Investment in a Strategy Account Option – Performance Capture.”

INDEX SUBSTITUTION RISK. During a Term, if an Index is discontinued or if the calculation of the Index is substantially changed by the Index provider, or if Index Values should become unavailable for any reason, we may substitute the Index with a new Index, once we obtain all necessary regulatory approvals. We will notify you of any such substitution in writing.

If we substitute an Index, we will select a new Index that we determine in our judgment is comparable to the original Index. You will have no right to reject the substitution of an Index. The performance of the new Index may differ significantly from the performance of the original Index. If we substitute the Index for a Strategy Account Option in which you are invested, your investment in the Contract is subject to the same terms and conditions as any other investment in a Strategy Account Option under the Contract. For example, you may not be permitted to transfer Contract Value prior to the Term End Date if an Index substitution occurs.

If we substitute an Index during a Term, we will calculate the Index Change using the original Index up until the substitution date. After the substitution date, we will calculate the Index Change using the replacement Index, but with a revised Initial Index Value for the replacement Index. The revised Initial Index Value for the replacement Index will reflect the Index Change for the original Index from the Term Start Date to the substitution date. We will use a similar process if multiple substitutions occur during a Term. The substitution of an Index will have no impact on the Strategy Account Option’s Term, Upside Parameter, Buffer, or any other features or rates for that Strategy Account Option other than the Index to which the Strategy Account Option is linked.

This example is intended to show how we would calculate the Index Change during a Term in which an Index was substituted.

Index Change on substitution date for original Index

Initial Index Value for original Index	1000

Index Value for original Index on substitution date	1050

Index Change for original Index on substitution date	(1050 / 1000) – 1 = 5%

This 5% Index Change on the substitution date is then used to calculate the revised Initial Index Value for the replacement Index.

Revised Initial Index Value for replacement Index

Index Change for original Index on substitution date	5%

Index Value for replacement Index on substitution date	1000

Revised Initial Index Value for replacement Index	1000/(100% +5%) = 952.38

The Index Change calculation for that Term is then based on the change between the revised Initial Index Value for the replacement Index, and the Final Index Value for the replacement Index.

Assuming the Final Index Value for the replacement Index is 1010.52, then the Index Change on the Term End Date will be 6.10% ((1010.52 - 952.38) / 952.38).

See “Valuing your Investment in a Strategy Account Option – Index Substitution.”

INTERIM VALUE RISK. On any day during the Term, other than the Term Start Date and Term End Date, we determine the Strategy Account Option Value for each Strategy Account Option by calculating its Interim Value. We calculate your Interim Value based on the value of a hypothetical portfolio of financial instruments designed to replicate the Strategy Account Option Value if it were held until the Term End Date. Such value could be less than your investment in the Strategy Account Option even if the Index is performing positively. This means that even if the Index Change is positive, it is possible that the Interim Value may not have increased. The Interim Value is the amount in the Strategy Account Option that is available for transactions that occur during the Term, including Withdrawals (including RMDs), Surrenders (including Free Looks in states that require a return of Contract Value rather than a return of Purchase Payment. See “Appendix E: State Variations”), free Withdrawal amounts, Performance Capture, optional death benefit fees, death benefit payments, and annuitization. The Interim Value could be less than your investment in a Strategy Account Option even if the Index is performing positively. Withdrawals or Surrenders that cause the Interim Value to be recalculated could result in the loss of principal investment and previously applied Index Credit Rates, and such losses could be as high as 100%.

All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date (including fees and charges that are periodically deducted from your Contract) will reduce your Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount of the amount withdrawn, or the fee or charge deducted.

The following transactions impact the Interim Value of a Strategy Account Option:

•	A fee or charge is deducted from the Strategy Account Option; or

•	An amount is deducted from the Strategy Account Option due to a Surrender or any Withdrawal; or

•	The Contract is annuitized; or

•	The death benefit is paid.

If you choose to allocate your Purchase Payment to a Strategy Account Option, an Index Credit will not be credited to your Contract Value until the Term End Date. This means that an Index Credit will not be credited to any amounts withdrawn prior to the Term End Date. This includes Contract Value applied to pay a death benefit or to begin an annuity income option. Except for the Term Start Date and the Term End Date, your Interim Value is the amount available for Withdrawals, Surrenders, annuitization and death benefits. You should consider the risk that it could be less than your original investment even when the applicable Index is performing positively.

PURCHASING A [COREBRIDGE RILA] ANNUITY

When you purchase an annuity, a Contract exists between you and the Company. You are the Owner of the Contract.

Maximum Issue Age

We will not issue a Contract to anyone age 86 or older on the Contract Issue Date (age 76 or older with optional Return of Purchase Payment Death Benefit). In general, we will not issue a Qualified Contract to anyone who is age 72 or older, unless it is shown that the minimum distribution required by the IRS is being made. See “Taxes.”

Joint Ownership

A Non-Qualified Contract may be jointly owned by a spouse or non-spouse. Joint Owners possess an equal and undivided interest in the Contract. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the Contract has been issued is contingent upon prior review and approval by the Company. We will not issue a Qualified Contract with joint Owners, in accordance with tax law.

Spouse

Your spouse (as determined for federal tax law purposes) may jointly own the Contract. In certain states, domestic or civil union partners (“Domestic Partners”) qualify for treatment as, or are equal to, spouses under state law.

Non-Spouse

In certain states, we may issue the Contract to non-spousal joint owners. Non-spousal joint Owners and Domestic Partners should consult with their tax adviser and/or financial representative as, they may not be able to fully benefit from certain benefits and features of the Contract such as spousal continuation of the death benefit.

See “Appendix E: State Variations” for a list of states that require that benefits and features be made to domestic or civil union partners.

Non-Natural Ownership

A trust, corporation or other non-natural entity may only own this Contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. At its sole discretion, the Company reserves the right to decline to issue this Contract to certain entities. We apply various considerations including, but not limited to, estate planning, tax consequences, and the propriety of this Contract as an investment consistent with a non-natural Owner’s organizational documentation. For more information on non-natural ownership, see “Taxes.” You should consult with your tax and/or legal adviser in connection with non-natural ownership of this Contract.

“Insurable Interest” is evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.

Assignment of the Contract/Change of Ownership

You may assign this Contract before the Income Phase begins. We will not be bound by any assignment until we receive and process your written request at our Annuity Service Center, and you have received our consent to the assignment.

•	Your rights and those of any other person with rights under this Contract will be subject to the assignment.

•	We are not responsible for the validity, tax or other legal consequences of any assignment.

•	An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.

We reserve the right to refuse our consent to any assignment at any time on a non-discriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation, including but not limited to the extent necessary to qualify for exemption from the Securities and Exchange Act of 1934 reporting under Rule 12h-7. An assignment may result in adverse tax consequences. See “Taxes” for details on the tax consequences of an assignment. You should consult a qualified tax adviser before assigning the Contract.

Termination of the Contract for Misstatement and/or Fraud

The Company reserves the right to terminate the Contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the Contract. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including revocation of any age-driven benefits or adjustment of future annuity income payments.

ALLOCATION OF PURCHASE PAYMENT

To issue your Contract, we must receive your Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions. The minimum Purchase Payment for Qualified and Non-Qualified Contracts is $25,000. We may agree to accept multiple payments as part of a single Purchase Payment subject to the limitations outlined in this prospectus. If we agree to accept multiple payments as part of a single Purchase Payment and the minimum Purchase Payment is satisfied within 60 days from the date the application was signed or the electronic order submission date, we will issue your Contract provided all required paperwork is in Good Order. If an additional payment is received after the 60th day, we will treat the payment as a request for a second contract provided the payment satisfies the minimum Purchase Payment.

Purchase Payment Restrictions

We reserve the right to refuse any Purchase Payment and restrict allowance of a Purchase Payment based on age and election of the optional Return of Purchase Payment Death Benefit. We reserve the right to require Company approval prior to accepting a Purchase Payment greater than the Purchase Payment Limit. The “Purchase Payment Limit” is the maximum Purchase Payment of $2,000,000 without prior Company approval. We may choose to accept Purchase Payments in excess of $2,000,000 at our sole discretion.

•	For Contracts owned by a non-natural Owner, we reserve the right to require Company approval prior to accepting any Purchase Payment.

•

Company pre-approval may also be required for a Purchase Payment that would cause total Purchase Payments in all contracts issued by VALIC, American General Life Insurance Company (“AGL”) and/or The United States Life Insurance Company (“US Life”) to the same Owner and/or Annuitant to exceed the Purchase Payment Limit.

Submission of Purchase Payment

A Purchase Payment is not considered received by us until received at our Annuity Service Center. Delivery of a Purchase Payment to any other address may result in a delay in issuing your Contract until the Purchase Payment is received at the Annuity Service Center.

Regular Mail:

[The Variable Annuity Life Insurance Company

Premium Processing Center

P.O. Box 101641

Pasadena, CA 91189-1641]

Overnight/Express Delivery:

[JPM Chase – VALIC 101641

Premium Processing Center

2710 Media Center Drive

Building #6, Suite 120

Los Angeles, CA 90065-1750]

Receipt of Purchase Payments

Purchase Payments will be picked up at the mailing addresses noted above and forwarded to our Annuity Service Center. Purchase Payments, however, are not considered received by us until received at our Annuity Service Center.

Your Contract Issue Date is the day we apply your Purchase Payment, which will generally be no later than two (2) Business Days after your Purchase Payment and application is received at the Annuity Service Center in Good Order. On the Contract Issue Date, we will allocate your Purchase Payment, minus any applicable taxes, to the Allocation Account(s) you selected according to the allocation instructions submitted with your application in Good Order. Allocation instructions must be in whole percentages only. If we do not receive instructions allocating your Purchase Payment, your application is not in Good Order and we will not issue your Contract.

INITIAL HOLD ON RATES

The initial hold on rates ensures you receive the best available rates in effect (among the application-signed date, electronic order submission date, or Contract Issue Date) if the Contract is issued within 60 days of the earlier of application-signed date or electronic order submission date. On your Contract Issue Date, we will apply the Fixed Account Option interest rate and Upside Parameter rates and Lock Buffer Rate applicable to your Contract for your initial Allocation Account elections.

The initial Fixed Account Option interest rate is guaranteed for one Contract Year. The initial Upside Parameter rates and Lock Buffer Rates applied on your Contract Issue Date are guaranteed for the length of the initial Term. The initial Fixed Account Option interest rate, Upside Parameter rates and Lock Buffer Rates are determined as follows:

If the Contract is issued within 60 days from the earlier of application signed date or the electronic order submission date, rates will be the better of the rates in effect on:

the application-signed date, or

the electronic order submission date, or

the Contract Issue Date.

If the Contract Issue Date is not within the 60th day after the earlier of the application signed date or the electronic order submission date, then rates will be those in effect on the Contract Issue Date.

This initial hold applies to all rates except guaranteed minimum interest rates, the Performance Capture Fixed Rates or the Lock Fixed Rates.

FREE LOOK

You may cancel your Contract and receive a refund during the “free look” period. The free look period generally lasts ten (10) days beginning on the day you receive your Contract, but may vary according to state law. See “Appendix E: State Variations.”

To cancel, mail the Contract along with your written free look request to:

[Annuity Service Center

P.O. Box 15570

Amarillo, Texas 79105-5570.]

If you return your Contract and provide cancellation instructions, and it is post-marked during the free look period, it will be cancelled as of the date we receive your Contract and cancellation instructions in Good Order. The amount of your refund will generally be your Purchase Payment minus any Withdrawals made. Interim Value will not apply when calculating your refund of the Purchase Payment. The amount of the refund may vary according to state law and when the free look is requested. If state law requires a refund of your Contract Value rather than a refund of your Purchase Payment, an Interim Value adjustment will apply which may lower the amount of your refund. Please ask your financial representative for more details. Your refund amount may be subject to income tax consequences, which includes tax penalties, but will not be subject to Withdrawal Charges. You should consult with a qualified tax adviser before cancelling your Contract.

In addition, if your Contract was issued as an IRA and you return your Contract within seven (7) days after you receive it, we will return the greater of your Purchase Payment (less any Withdrawals) or the Contract Value, plus any amount that may have been deducted as fees and charges on the day we receive your request in Good Order.

State variations may apply to your Contact. See “Appendix E: State Variations.”

EXCHANGE OFFERS

From time to time, we allow you to exchange an older annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

ALLOCATION ACCOUNTS

You may allocate your Purchase Payment among any of the available Allocation Accounts which include a Fixed Account Option and Strategy Account Option(s). You may transfer Contract Value between Allocation Accounts only at certain times. See “Transfers Between Allocation Accounts” for more information.

The Strategy Account Option rates are guaranteed for their applicable Term. For all Allocation Account Options, we will provide you with a notice at least ten (10) days prior to the Term End Date (or Contract Anniversary after a Performance Capture or Lock Threshold is met) explaining the Allocation Accounts available to you for transfer on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) and directing you to our website where you can view renewal interest rates and Strategy Account Option rates declared for the next Term. You may obtain renewal interest rates online at [www.corebridgefinancial.com/rila-rates] or by contacting your financial representative.

FIXED ACCOUNT OPTION

The Fixed Account Option credits a fixed rate of interest daily that compounds over one year to the annual interest rate we declared for that Term.

Information regarding the features of the Fixed Account Option, including (i) its name, (ii) its Term and (iii) its minimum guaranteed interest rate, is available in an appendix to this prospectus. See “Appendix A: Investment Options Available Under the Contract.”

The initial interest rate for a Purchase Payment allocated to the Fixed Account Option is set on the Contract Issue Date and is guaranteed for a 1-year Term. A new interest rate will be declared before the Term End Date and will be guaranteed for the new Term. We determine the annual interest rates for new Terms at our discretion, subject to a guaranteed minimum interest rate that will never be less than [•]%.

Interest will be credited on a daily basis during the Term. The daily rate is calculated as [((1+Annual Interest Rate) ^ (1/365)) - 1].

In a leap year, the daily rate is calculated as [((1+Annual Interest Rate) ^ (1/366)) - 1].

The Fixed Account Option will serve as the default allocation option in the absence of your instructions or if your allocation to a Strategy Account Option is no longer available.

We will notify you at least ten (10) days prior to the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) explaining the Strategy Account Options available to you for transfer on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) and directing you to our website where you can view the renewal interest rates and current Strategy Account Option rates declared for the next Term.

See “Transfers Between Allocation Accounts” for information on how you may provide instructions on reallocating Contract Value on a Term End Date (or the Contract Anniversary after a Performance Capture or a Lock Threshold is met).

STRATEGY ACCOUNT OPTIONS

You can allocate your Purchase Payment and Contract Value to one or more of the Strategy Account Option(s) offered under the Contract, in addition to the Fixed Account Option. We will credit positive, negative, or zero Index Credit, as applicable, at the Term End Date to amounts allocated to a Strategy Account Option based, in part, on the performance of the Index. An investment in a Strategy Account Option is not an investment in the Index or any index fund. You could lose a significant amount of money if the Index declines in value. If amounts are removed from a Strategy Account Option before the Term End Date, you could lose a significant amount of money due to the Interim Value adjustment.

We reserve the right to add, replace or remove Strategy Account Options offered, change the Indices, and limit the number of offered Strategy Account Options to only one. If only one Strategy Account Option is available, you will be limited to investing in only that Strategy Account Option with terms that may not be acceptable to you. We may change the Strategy Account Options, the Upside Parameters rates, and Lock Buffer Rates subject to the stated guaranteed minimum rates. There is no guarantee that a particular Strategy Account Option or Index will be available during the entire time that you own your Contract.

Information regarding the features of each currently offered Strategy Account Option, including (i) the Index name, (ii) the type of Index, (iii) the Term, (iv) the Index Crediting Method, (v) the Current Buffer Rate, (vi) the Guaranteed Minimum Limit on Upside Parameter Rates, and (vii) the Availability of Performance Capture is available in Appendix A to the prospectus. See “Appendix A: Investment Options Available Under the Contract. “

The Term for a Strategy Account Option may be one, three, or six years. Before selecting a Strategy Account Option for investment, you should consider in consultation with your financial professional which Term lengths may be appropriate for you based on your liquidity needs, investment horizon and financial goals. Investing in Strategy Account Options with shorter Terms will provide more opportunities for Index Credits and transferring Contract Value; however, assuming the same Index and limit on Index loss, Strategy Account Options with shorter Terms generally tend to have less potential for gain. Conversely, investing in Strategy Account Options with longer Terms will provide fewer opportunities for Index Credits and transferring Contract Value; however, assuming the same Index and limit on Index loss, Strategy Account Options with longer Terms generally tend to have more potential for gain.

Amounts must remain in a Strategy Account Option (other than those with Lock Upside Parameter when a Lock Threshold has been met) until the Term End Date to be credited with an Index Credit Rate. A Withdrawal from the Strategy Account Option during a Term could result in a possible Negative Adjustment to the Interim Value in addition to potential Withdrawal Charges and tax consequences.

When you invest in a Strategy Account Option, your investment begins on the Term Start Date and generally ends on the Term End Date. On the Term End Date, we apply gain or loss to your Contract based on how the Strategy Account Option performed. The Strategy Account Option’s performance is linked to the performance of an Index. See “The Indices.” The Index’s performance is measured by calculating the Index Change.

For example, regardless of how the Index otherwise performed between the Term Start Date and the Term End Date:

•	If the Initial Index Value is 1000 and the Final Index Value is 1100, the Index Change would be +10% (i.e., ((1100/1000) – 1 = 10%).

•	If the Initial Index Value is 1000 and the Final Index Value is 900, the Index Change would be -10% (i.e., ((900/1000) – 1 = -10%).

For a Strategy Account Option with Cap Secure Upside Parameter, the Index Changes are calculated on Contract Anniversaries. For a Strategy Account Option with Lock Upside Parameter, the Index Change may be calculated before the Term End Date. See examples later in this section for more information.

The amount of gain or loss applied to your investment will depend on the Index Change and the Strategy Account Option’s upside and downside parameters. For example:

Applying Upside Parameters:

When the Index Change is positive, your Strategy Account Option Value increases. The extent to which you participate in the positive Index performance depends on the Strategy Account Option’s Upside Parameter. The applicable Upside Parameter will limit the positive Index performance credited to the Strategy Account Option at the Term End Date. For each Strategy Account Option available for investment, the rates of the Upside Parameters that we are currently offering for new Terms are available at the following website address: [www.corebridgefinancial.com/rila-rates]. The rates of the Upside Parameters posted on that website address are incorporated by reference into the prospectus.

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If you select a Strategy Account Option with a Cap, and Index performance exceeds the Cap Rate, you will receive the Cap Rate. For example, if the Index Change is 15% and your Cap Rate is 10%, you will receive an Index Credit Rate of 10% on the Term End Date. The Cap Rate will not change during a Term, but can change from one Term to the next. We will not establish a Cap Rate below [•]%.

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If you select a Strategy Account Option with Cap Secure, Cap Secure limits your participation in positive Index performance each Contract Anniversary of a multi-year Term Strategy Account Option up to and including the Cap Secure Rate. The Cap Secure Rate will remain the same for the entire multi-year Term. If you select a Strategy Account Option with a Cap Secure, and Index performance exceeds the Cap Secure Rate in any year, only the Cap Secure Rate will apply for that year. The Index Credit Rate is applied at the Term End Date based upon the values measured on each Contract Anniversary (including the Term End Date). For example, if the annual Index Change is 15% and your Cap Secure Rate is 8%, your adjusted annual Index performance is 8% on that Contract Anniversary. The adjusted annual Index performance on each Contract Anniversary within the multi- year term would be compounded to establish the Index Credit Rate on the Term End Date. For example, if the adjusted annual Index performance is 5% on each Contract Anniversary for a six-year term, the Index Credit Rate on the Term End Date would be 34.01% ({(1+5%)^6}-1 = 34.01%). The Cap Secure Rate will not change during a Term, but can change from one Term to the next. We will not establish a Cap Secure Rate below [•]%.

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If you select a Strategy Account Option with Participation and Cap, the Participation Rate and Cap Rate limit your participation in positive Index performance on the Term End Date at a percentage equal to the Participation Rate, up to a maximum of the Cap Rate. If Index performance is positive on the Term End Date, the Participation Rate is multiplied by Index Change, and then you are provided with an Index Credit Rate that is the lesser of the resulting value and the Cap Rate. For example, with a 100% Participation Rate and a 10% Cap Rate, if the Index Change is 15% on the Term End Date, you will receive an Index Credit Rate of 10%. Alternatively, with an 100% Participation Rate and 10% Cap Rate, if the Index Change is [8]% on the Term End Date, you will receive an Index Credit Rate of [8]%. The Participation and Cap Rates will not change during a Term, but can change from one Term to the next. We will not establish a Participation Rate below [•]% or a Cap Rate below [•]%.

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If you select a Strategy Account Option with a Trigger and the Index Change on the Term End Date is equal to or greater than zero, your Strategy Account Option Value increases up to the Trigger Rate. Due to the operation of the Trigger, you may not fully participate in positive Index performance. For example, if the Index Change is 2% and the Trigger Rate is 4%, your Index Credit Rate would be 4% because the Index Change was greater than zero. However, if the Index Change is 12% and the Trigger Rate is 4%, your Index Credit Rate would be 4% because the Index Change was greater than the Trigger Rate. The Trigger Rate will not change during a Term, but can change from one Term to the next. We will not establish a Trigger Rate below [•]%.

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If you select a Strategy Account Option with Lock, when the Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term, your Strategy Base increases by the Lock Threshold. Due to the operation of the Lock, you may not fully participate in positive Index performance. After we apply the Index Credit Rate, you will be credited with the Lock Fixed Rate until the next Contract Anniversary. If the Index Change does not meet or exceed the Lock Threshold at Market Close on any day during the Term, but is positive on the Term End Date, you will receive an Index Credit Rate equal to the Index Change on the Term End Date. For example, if the Lock Threshold is 50% and the Index Change at Market Close on any day during the Term is 50% or greater, you will receive an Index Credit Rate equal to 50% even if the Index Change is higher than 50% on the Term End Date. The Lock Threshold for a Strategy Account Option with Lock Upside Parameter are guaranteed minimum rates under the Contract and will not change from one Term to the next. The Lock Threshold percentages available are: [30], [40], [50], [75], and [100].

We determine the rates for the Upside Parameter (other than the Lock Thresholds) for each new Term at our discretion, subject to the guaranteed minimums stated above. We consider a number of factors when declaring rates for the Upside Parameters. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. We also consider sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower rates for future Terms, and that such rates could be as low as the guaranteed minimum rates for that Strategy Account Option. Rates offered for new Terms may be different from those offered to new investors or offered to you at Contract issuance.

Before selecting a Strategy Account Option for investment, you should consider in consultation with your financial professional the limits on Index gains that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Term length, a Strategy Account Option that provides less potential for Index gains will tend to have more protection from Index losses. Conversely, assuming the same Index and Term length, a Strategy Account Option that provides more potential for Index gains will generally tend to have less protection from Index losses.

Applying the Downside Parameter (Buffer):

When the Index Change is negative, the Buffer will limit the negative Index Credit to the Strategy Account Option at the Term End Date.

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If you elect a Strategy Account Option with Dual Direction with Cap, when the Index Change on the Term End Date is negative but within or equal to the Buffer Rate, your Contract gains value up to the absolute value of any negative Index performance. Your Contract will incur loss for negative Index performance beyond the Buffer Rate. For example, if the Index Change is –10% and your Buffer Rate is 10%, your Index Credit Rate would be 10%. Alternatively, if the Index Change is -13% and your Buffer Rate is 10%, your Index Credit Rate would be -3%.

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If you elect a Strategy Account Option with Cap Secure, the Buffer is applied to the Index performance for each year of the multi-year Term. If the Index performance in multiple years is negative, losses in excess of the Buffer Rate for multiple years can compound and will impact the Index Credit on the Term End Date. For example, if the annual Index Change is -15% and your Buffer Rate is 10%, your adjusted annual Index performance is -5% on that Contract Anniversary. The adjusted annual Index performance on each Contract Anniversary within the multi- year term would be compounded to establish the Index Credit Rate on the Term End Date. For example, if the adjusted annual Index performance is -5% on each Contract Anniversary for a six-year term, the Index Credit Rate on the Term End Date would be -26.49% ({(1-5%)^6}-1 = -26.49%).

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For all Strategy Account Options other than those with Dual Direction with Cap or Cap Secure, when the Index Change on the Term End Date is negative, your Contract will lose value only to the extent that the Strategy Account Option’s Buffer does not protect you from loss. The Buffer provided by a Strategy Account Option will depend on its Buffer Rate. We currently only offer Strategy Account Options with Buffers as the downside protection. Due to the operation of the Buffer, your Contract will incur loss for negative Index performance beyond the Buffer Rate. If the negative Index performance does not go beyond the Buffer Rate, you will not incur any loss because of that negative Index performance. For example, if the Index Change is negative 15% and your Buffer Rate is 10%, your Index Credit Rate would be negative 5%.

The minimum guaranteed Buffer Rate that we offer under any Strategy Account Options other than those with Lock Upside Parameter is [•]%. Buffer Rates for all Strategy Account Options other than those with Lock Upside Parameter will not change during a Term or from one Term to the next. The Lock Buffer Rates can change from one Term to the next subject to the minimum guaranteed Lock Buffer Rate of [•]%.

We set the Buffer Rates for each Strategy Account Option at our sole discretion. We consider various factors in determining the Buffer Rates, including the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors.

Before selecting a Strategy Account Option for investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Term length, a Strategy Account Option that provides more protection from Index losses will tend to have less potential for Index gains. Conversely, assuming the same Index and Term length, a Strategy Account Option that provides less protection from Index losses will generally tend have more potential for Index gains.

Each of these parameters are described in additional detail below. For more information about how gains and losses are calculated on the Term End Date, as well as about Interim Values and Performance Capture, including examples, see “Valuing your Investment in a Strategy Account Option.”

We will always offer at least one Strategy Account Option that is either currently offered or is substantially similar to one that is currently offered as of the date of this prospectus. Please note the Index for that Strategy Account Option remains subject to our right of substitution. See “Valuing your Investment in a Strategy Account Option – Index Substitutions.” We may not offer any other Strategy Account Options for investment in the future. You may not be able to invest in a particular Strategy Account Option in the future, even if it was previously made available to you.

Examples

The following examples illustrate how we calculate and credit Index Credit under each Strategy Account Option assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals. The examples are not a representation of past or future performance for any Strategy Account Option. Actual performance may be greater or less than those shown. Similarly, the Index Values in the examples are not an estimate or guarantee of future Index performance.

Calculations are rounded for the purpose of the examples.

1. Upside Parameter: Calculating Gain for a Strategy Account Option with Cap

On the Term End Date for a Strategy Account Option with Cap, if the Index Change is positive or zero, we use the Cap Rate to calculate your gain, if any. We calculate your Index Credit Rate using the Cap as follows:

•	If the Index Change is positive and less than or equal to the Cap Rate, your Index Credit Rate will equal the Index Change.

•	If the Index Change is positive and exceeds the Cap Rate, your Index Credit Rate will equal the Cap Rate.

•	If the Index Change is zero, your Index Credit Rate will equal zero.

•	If the Index Change is negative, your Index Credit Rate will be offset by the Buffer.

You will not participate in any Index performance beyond the Cap Rate. The Cap Rate limits the upside potential of your investment.

For each Strategy Account Option with Cap, we may declare a new Cap Rate for new Terms, subject to the applicable guaranteed minimum Cap Rate.

The illustration below includes two examples of how we calculate the Index Credit Rate on the Term End Date using a Cap. Both examples assume a Cap Rate of 5%.

Hypothetical Examples of the Cap

(Assuming a Cap Rate of 5%)

•	In the first example, the Index Change is +2%, which does not exceed the Cap Rate, so your Index Credit Rate would be +2%.

•	In the second example, the Index Change is +12%, which exceeds the Cap Rate, so your Index Credit Rate would be equal to the Cap Rate of +5%.

2. Upside Parameter: Calculating Gain for a Strategy Account Option with Trigger

On the Term End Date for a Strategy Account Option with Trigger, if the Index Change is greater than or equal to zero, we use the Trigger Rate to calculate your gain. We calculate your Index Credit Rate using the Trigger as follows:

•	If the Index Change is positive and less than or equal to the Trigger Rate, your Index Credit Rate will equal the Trigger Rate.

•	If the Index Change is positive and exceeds the Trigger Rate, your Index Credit Rate will equal the Trigger Rate.

•	If the Index Change is zero, your Index Credit Rate will equal the Trigger Rate.

•	If the Index Change is negative, your Index Credit Rate will be offset by the Buffer.

You will not participate in any Index performance beyond the Trigger Rate. The Trigger Rate limits the upside potential of your investment.

For each Strategy Account Option with Trigger, we may declare a new Trigger Rate for new Terms, subject to the applicable guaranteed minimum Trigger Rate.

The illustration below includes two examples of how we calculate the Index Credit Rate on the Term End Date using a Trigger. Both examples assume a Trigger Rate of 4%.

Hypothetical Examples of the Trigger

(Assuming a Trigger Rate of 4%)

•	In the first example, the Index Change is +2%, which is less than or equal to the Trigger Rate, so your Index Credit Rate would be equal to the Trigger Rate of +4%.

•	In the second example, the Index Change is +12%, which exceeds the Trigger Rate, so your Index Credit Rate would be equal to the Trigger Rate of +4%.

3. Upside Parameter: Calculating Gain for a Strategy Account Option with Dual Direction with Cap

On the Term End Date for a Strategy Account Option with Dual Direction with Cap, if the Index Change is positive, zero, or negative up to the Buffer Rate, we use the Cap Rate or the absolute value of the Index Change to calculate your gain, if any. The absolute value of a number is simply that number without regard to it being positive or negative. For example, the absolute value of –10% is 10.

•	If the Index Change is between the Cap Rate, and the Buffer Rate (or equal to either), your Index Credit will equal the absolute value of the Index Change.

•	If the Index Change is positive and exceeds the Cap Rate, your Index Credit Rate will equal the Cap Rate.

•	If the Index Change is zero, your Index Credit Rate will equal zero.

You will not participate in any Index performance beyond the Cap Rate when the Index Change is positive. The Cap Rate limits the upside potential of your investment.

For each Strategy Account Option with Cap, we may declare a new Cap Rate for new Terms, subject to the applicable guaranteed minimum Cap Rate.

The illustration below includes four examples of how we calculate the Index Credit Rate on the Term End Date using a Dual Direction with Cap. All examples assume a Cap Rate of 5% and a Buffer Rate of 10%.

Hypothetical Examples of the Dual Direction with Cap

(Assuming a Cap Rate of 5%)

•	In the first example, the Index Change is +2%, which does not exceed the Cap Rate, so your Index Credit Rate would be +2%.

•	In the second example, the Index Change is +12%, which exceeds the Cap Rate, so your Index Credit Rate would be equal to the Cap Rate of +5%.

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In the third example, the Index Change is -2%, and within or equal to the Buffer Rate, so your Index Credit Rate would be the absolute value of the negative Index Change, not limited by the Cap Rate, up to the Buffer Rate. Your Index Credit Rate would be +2%.

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In the fourth example, the Index Change is -7%, and within or equal to the Buffer Rate, so your Index Credit Rate would be the absolute value of the negative Index Change, not limited by the Cap Rate, up to the Buffer Rate. Your Index Credit Rate would be +7%.

4. Upside Parameter: Calculating Gain for a Strategy Account Option with Participation and Cap

On the Term End Date for a Strategy Account Option with Participation and Cap, if the Index Change on the Term End Date is positive, the value of your investment will increase. If the Index Change is zero, the value of your investment will neither increase nor decrease.

We calculate your Index Credit Rate by multiplying the Index Change by the Participation Rate and then applying the Cap. You participate in a percentage of the positive Index performance subject to a Cap, which may limit the upside potential of your investment.

•	A Participation Rate equal to 100% means that you will fully participate in positive Index performance subject to a Cap.

•	We may declare Participation Rates greater than 100%, which would have the effect of increasing your gains relative to the Index Change subject to a Cap.

•	If the Index Change is zero, your Index Credit Rate will equal zero.

•	If the Index Change is negative, your Index Credit Rate will be offset by the Buffer.

For each Strategy Account Option with Participation and Cap, we may declare a new Participation Rate and/or Cap Rate for new Terms, subject to the applicable guaranteed minimum Participation Rate and Cap Rate.

The illustration below includes three examples of how we calculate the Index Credit Rate on the Term End Date using Participation and Cap.

Hypothetical Examples of the Participation and Cap

(Assuming a Cap Rate of 20% and Participation Rates as listed)

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In the first example, the Index Change is 10%, the Participation Rate is 150% and the Cap Rate is 20%, so your Index Credit Rate would be +15%. We calculate your Index Credit Rate by (i) first multiplying the Index Change (10%) x Participation Rate (150%) = 15% and (ii) then applying the Cap Rate. Since 15% does not exceed the Cap Rate (20%), your Index Credit Rate would be 15%. Here, the Participation Rate had the effect of increasing your gains relative to the Index Change.

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In the second example, the Index Change is 25%, the Participation Rate is 100% and the Cap Rate is 20%, so your Index Credit Rate would be +20%. We calculate your Index Credit Rate by (i) first multiplying the Index Change (25%) x Participation Rate (%) = 25% and (ii) then applying the Cap Rate. Since 25% exceeds the Cap Rate (20%), your Index Credit Rate would be 20%. Here, the Cap Rate had the effect of decreasing your gains relative to the Index Change.

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In the third example, the Index Change is 12%, the Participation Rate is 200% and the Cap Rate is 20%, so your Index Credit Rate would be +20%. We calculate your Index Credit Rate by (i) first multiplying the Index Change (12%) x Participation Rate (200%) = 24% and (ii) then applying the Cap Rate. Since 24% exceeds the Cap Rate (20%), your Index Credit Rate would be 20%. Here, the Cap Rate had the effect of decreasing your gains relative to the Index Change.

5. Upside Parameter: Calculating Gain for a Strategy Account Option with Cap Secure

The Cap Secure Rate is guaranteed for the entire multi-year Term. We calculate your Index Credit Rate on the Term End Date by compounding the annual Index performance during the Term as follows:

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If the Index Change is positive and less than or equal to the Cap Secure Rate on a Contract Anniversary, your Index performance for the Contract Year will equal the Index Change, then further adjusted based on a compounded calculation of the performance to date.

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If the Index Change is positive and exceeds the Cap Secure Rate on a Contract Anniversary, your Index performance for that Contract Year will equal the Cap Secure Rate, then further adjusted based on a compounded calculation of the performance to date.

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If the Index Change is zero on a Contract Anniversary, your Index performance for that Contract Year will equal zero, then further adjusted based on a compounded calculation of the performance to date.

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If the Index Change is negative on a Contract Anniversary, your Index performance for that Contract Year will be offset by the Buffer, then further adjusted based on a compound calculation of the performance to date.

You will not participate in any annual Index performance beyond the Cap Secure Rate. The Cap Secure Rate limits the upside potential of your investment.

For each Strategy Account Option with Cap Secure, we may declare a new Cap Secure Rate for new Terms, subject to the applicable guaranteed minimum Cap Secure Rate.

The example below illustrates how we calculate the Index Credit Rate on the Term End Date using Cap Secure. The example assumes a Cap Secure Rate of 5% and a Buffer Rate of 10%.

Contract Anniversary	1	2	3	4	5	6	Term End Date Calculation
Annual Index Performance	5%	-8%	-18%	13%	1%	3%	N/A
Annual Index Performance (adjusted for Cap Secure and Buffer)	5%	0%	-8%	5%	1%	3%	N/A
Compounding Calculation of Annual Index Performance	105%	x 100% = 105.00%	x 92% = 96.60%	x 105% = 101.43%	x 101% = 102.44%	x 103% = 105.52%	= 105.5176%
Compounded Return	5.00%	5.00%	-3.40%	1.43%	2.44%	5.52%	N/A
Index Credit Rate							5.5176%
Index Credit Assuming $10,000 Strategy Base at Term End Date	N/A						$10,000 x 5.5176% = $551.76
Strategy Account Option Value	Interim Values apply up to Term End Date						$10,551.76

Note: This is a 6-year Term, and the Index Credit Rate is not calculated until the Term End Date. Until that time, the Interim Value calculation applies. The annual Index performance calculated on each Contract Anniversary within a multi-year Term is used to calculate the Index Credit Rate on the Term End Date.

6. Upside Parameter: Calculating Gain for a Strategy Account Option with Lock

On any day up to and including the Term End Date for a Strategy Account Option with Lock Upside Parameter, we will provide (i) an Index Credit equal to the Lock Threshold if the positive Index Change meets or exceeds the Lock Threshold at Market Close and (ii) an Index Credit Rate equal to the Index Change on the Term End Date if the positive Index Change does not meet or exceed the Lock Threshold at Market Close.

•

If on any day during the Term, the Index Change meets or exceeds the Lock Threshold at Market Close, you will receive an Index Credit Rate equal to the Lock Threshold as of the date. Once this occurs, you will no longer participate in the Index performance, and you will not receive an additional Index Credit Rate on the Term End Date. After we apply the Index Credit Rate as of the date the Lock Threshold is met, you will be credited with the Lock Fixed Rate until the next Contract Anniversary and will be reduced on a dollar-for-dollar basis for any fees, charges, or Withdrawals deducted.

•

If the Index Change does not meet the Lock Threshold at Market Close on any day during the Term, but is positive on the Term End Date, you will receive an Index Credit Rate equal to the Index Change on the Term End Date.

•	If the Index Change does not meet the Lock Threshold at Market Close on any day during the Term and is zero on the Term End Date, your Index Credit Rate will equal zero.

•	If the Index Change does not meet the Lock Threshold at Market Close on any day during the Term and is negative on the Term End Date, the Index Credit Rate is offset by the Buffer.

You will not participate in any Index performance beyond the Lock Threshold. The Lock Threshold limits the upside potential of your investment.

For each Strategy Account Option with Lock Upside Parameter, we may declare a new Lock Buffer Rate for new Terms, subject to the guaranteed minimum Lock Buffer Rate.

The illustration below includes two examples of how we calculate the Index Credit Rate using a Lock Upside Parameter. Both examples assume a Lock Threshold of 50%.

Hypothetical Examples of the Lock Upside

Parameter (Assuming a Lock Threshold of 50%)

•	In the first example the Lock Threshold of 50% is never met during the Term, so the Index Change is measured on the Term End Date. The Index Change is 20% so your Index Credit Rate would be 20%.

•

In the second example, the Index Change exceeds the Lock Threshold on a day during the Term and the Lock Threshold is met. Accordingly, an Index Credit Rate of 50% is credited as of the date the Lock Threshold is met and the Lock Fixed Rate is credited until the next Contract Anniversary.

7. Downside Parameter: Calculating Loss Using the Buffer for all Strategy Account Options except Dual Direction with Cap

On the Term End Date for a Strategy Account Option other than those with Cap Secure, if the Index Change is negative, we use the Buffer to calculate your loss, if any. The Buffer Rate represents the percentage of your investment that is protected from loss. For instance, assuming a Buffer Rate of 10%, in extreme circumstances it is possible that you could lose 90% of your investment as a result of negative Index performance. With a Lock Buffer Rate of [●]%, in extreme circumstances, it is possible you could lose [●]% of your investment as a result of negative index performance. A Buffer provides downside protection against negative Index performance up to the Buffer Rate. If the Index Change on the Term End Date is negative, the value of your investment will decrease if the Index Change exceeds the Buffer Rate.

For a Strategy Account Option with Cap Secure Upside Parameter, if the Index Change is negative on a Contract Anniversary, we use the Buffer to calculate your loss for that year, if any. The Buffer Rate represents the percentage of your investment that is protected from negative Index performance in each Contract Year. We calculate your Index Credit Rate on the Term End Date by compounding the annual Index performance during the Term. Losses can accumulate so that you could lose a percentage in excess of the Buffer Rate in multiple years of the Term. For example, if the Index Change each Contract Anniversary during a six-year Term is –45%, then each year Contract Anniversary the annual Index performance would be –35% assuming a 10% Buffer Rate, but at the end of the six-year Term the Index Credit Rate would be -92.46%.

We calculate your Index Credit Rate using the Buffer as follows:

•

If the negative Index Change is less than the Buffer Rate, your Index Credit Rate will equal 0%. Under these circumstances, the Buffer would provide complete protection from loss related to the negative Index performance.

•

If the negative Index Change exceeds the Buffer Rate, your Index Credit Rate will be a percentage equal to the excess negative Index Change over the Buffer Rate. Under these circumstances, the Buffer would provide only partial protection from loss related to the negative Index performance.

The Buffer provides limited downside protection. You assume the risk of loss for negative Index performance in excess of the Buffer Rate. Your losses could be significant. The Buffer is applied to the performance on the Term End Date (or on each Contract Anniversary for Strategy Account Options with Cap Secure).

The illustration below includes three examples of how the Buffer applies when the Index Change is negative. Each example assumes a Buffer Rate of 10%.

Hypothetical Examples of the Buffer

(Assuming a Buffer Rate of 10%)

•

In the first example, the Index Change is -1%, which does not go beyond the Buffer Rate, so the Buffer would completely protect you from loss related to the negative Index performance. Your Index Credit Rate would be 0%.

•

In the second example, the Index Change is -10%, which is equal to the Buffer Rate, so the Buffer would protect you from loss related to the negative Index performance. Your Index Credit Rate would be 0%.

•

In the third example, the Index Change is -13%, which exceeds the Buffer Rate, so the Buffer would only partially protect you from loss related to the negative Index performance. Your Index Credit Rate would be -3%.

8. Downside Parameter: Calculating Loss Using the Buffer for Dual Direction with Cap

On the Term End Date for a Strategy Account Option with Dual Direction with Cap, if the Index Change is negative but less than or equal to the Buffer Rate, then the Index Credit Rate will equal the absolute value of the negative Index Change. If the negative Index performance exceeds the Buffer Rate, your negative Index performance will equal the negative Index performance in excess of the Buffer Rate.

For negative performance within the Buffer Rate, Dual Direction with Cap provides downside protection against the negative Index performance up to the Buffer Rate, and credits you with the absolute value of the negative Index performance. For instance, assuming a Buffer Rate of 10%, Index performance of -5% would mean your Index Credit Rate will equal a positive 5%.

If the Index Change on the Term End Date exceeds the Buffer Rate, Index performance will equal only the negative performance in excess of the Buffer Rate. To continue with our example, we will presume a Buffer Rate of 10%. This time, assume the Index performance is -12%. Your Index Credit Rate in this instance would be -2%.

We calculate your Index Credit Rate using the Buffer as follows:

•

If the Index Change is negative and up to and including the Buffer Rate, then the Index Credit will be the absolute value of the negative Index Change, not limited by the Cap Rate, up to and including the Buffer Rate.

•	If the Index Change is negative and exceeds the Buffer Rate, your negative Index performance will equal the negative Index performance in excess of the Buffer Rate.

The Buffer provides limited downside protection. You assume the risk of loss for negative Index performance in excess of the Buffer Rate. Your losses could be significant. The Buffer is measured over the Term, which can be more than one year.

The illustration below includes three examples of how the Dual Direction with Cap applies when the Index Change is negative. Each example assumes a Buffer Rate of 10% and a Cap Rate of 8%.

Hypothetical Examples of the Dual Direction with Cap

(Assuming a Buffer Rate of 10%)

•	In the first example, the Index Change is -2%, which does not go beyond the Buffer Rate. The Dual Direction with Cap would provide a positive Index Credit Rate. Your Index Credit Rate would be +2%.

•

In the second example, the Index Change is -10%, which is equal to the Buffer Rate and does not go beyond the Buffer Rate. The Dual Direction with Cap would provide a positive Index Credit Rate. Your Index Credit Rate would be 10% because the negative performance is within the Buffer Rate and is not limited by the 8% Cap Rate.

•

In the third example, the Index Change is -13%, which exceeds the Buffer Rate, so the Buffer would only partially protect you from loss related to the negative Index performance. Your Index Credit Rate would be -3%.

SELECTING ALLOCATION ACCOUNTS FOR INVESTMENT

WE RESERVE THE RIGHT TO ADD, REMOVE AND REPLACE ALLOCATION ACCOUNTS AS AVAILABLE INVESTMENT OPTIONS. ALLOCATION ACCOUNTS WILL ONLY BE ADDED, REMOVED OR REPLACED THROUGH AN AMENDMENT TO THIS PROSPECTUS.

IF WE REMOVE AN ALLOCATION ACCOUNT, IT WILL BE CLOSED SUCH THAT NO TRANSFERS WILL BE ALLOWED INTO THAT ALLOCATION ACCOUNT. IF YOU ARE CURRENTLY INVESTED IN AN ALLOCATION ACCOUNT AND IT IS REMOVED, YOU MAY REMAIN IN THAT ALLOCATION ACCOUNT UNTIL THE TERM END DATE.

WE GUARANTEE THAT WE WILL ALWAYS OFFER AT LEAST ONE STRATEGY ACCOUNT OPTION. PLEASE NOTE THE INDEX FOR THAT STRATEGY ACCOUNT OPTION REMAINS SUBJECT TO OUR RIGHT OF SUBSTITUTION. SEE “VALUING YOUR INVESTMENT IN A STRATEGY ACCOUNT OPTION – INDEX SUBSTITUTIONS.”

IF YOU ARE NOT COMFORTABLE WITH THE RISK THAT WE MAY NOT OFFER ALLOCATION ACCOUNTS IN THE FUTURE THAT ARE ATTRACTIVE TO YOU BASED ON YOUR PERSONAL PREFERENCES, RISK TOLERANCES, OR TIME HORIZON, OR WITH THE RISK THAT WE MAY OFFER ONLY A SINGLE STRATEGY ACCOUNT OPTION IN THE FUTURE, THIS CONTRACT IS NOT APPROPRIATE FOR YOU. YOU MAY SURRENDER YOUR CONTRACT IF THERE ARE NO ALLOCATION ACCOUNTS THAT YOU WISH TO SELECT, BUT THE SURRENDER MAY BE SUBJECT TO WITHDRAWAL CHARGES, WILL BE BASED ON AN INTERIM VALUE IF TAKEN BEFORE THE TERM END DATE FOR A STRATEGY ACCOUNT OPTION, MAY BE SUBJECT TO TAXES (INCLUDING A 10% FEDERAL TAX PENALTY IF TAKEN BEFORE AGE 59 1⁄2), AND YOUR CONTRACT WILL TERMINATE.

The Strategy Account Options that are currently available for investment are listed in “Appendix A: Investment Options Available Under the Contract.” The Appendix does not include the current rates for the Strategy Account Options’ Upside Parameters, the Lock Buffer Rates or the current annual interest rate for the Fixed Account Option (together, “current rates”) because we may declare new current rates for new Terms, subject to the guaranteed limits set forth in the Appendix. The current rates determine the Allocation Accounts’ potential for gain or loss. Therefore, it is important that you obtain and carefully review the current rates when selecting your investment options.

The following provides additional information about what to expect when selecting Allocation Accounts for investment:

If you are a new purchaser of the Contract and the Contract is issued within 60 days from the date the application was signed or the electronic order submission date, rates will be the better of the rates in effect on:

(1) the application-signed date or electronic order submission date, or

(2) the Contract Issue Date.

If the Contract Issue Date is not within the 60th day after the date the application is signed or the electronic order submission date, then rates will be those in effect on the Contract Issue Date.

Current Allocation Account rates will be available from your financial representative and are always available online at [www.corebridgefinancial.com/rila-rates]. The rates applicable to your Purchase Payment will be stated in your Contract.

Term. The Term is the duration of an Allocation Account’s investment term, expressed in years. The Term is also the period during which the performance of a Strategy Account Option is linked to the performance of an Index. The Term begins on the Term Start Date and ends on the Term End Date. We currently offer Terms of 1 year, 3 years and 6 years.

Term End Date. If you are coming to a Term End Date, we will provide you with a Renewal Notice (which will include then-current rates) at least ten (10) days before the Term End Date. We must receive your instructions before Market Close on the Term End Date. If the Term End Date is not a Business Day, we must receive your instructions before Market Close on the Business Day before the Term End Date.

In the absence of instructions:

•

Your Contract Value in any expiring Strategy Account Option with a 1-year Term will remain in its current allocation for the next Term, subject to the Upside Parameter rates, Lock Buffer Rates, if applicable, declared for that Term. If the expiring Strategy Account Option with a 1-year Term is no longer available for investment, your Contract Value in the expiring Strategy Account Option will be transferred to the Fixed Account Option subject to the renewal interest rates.

•

Any Contract Value in an expiring Strategy Account Option with a multi-year Term or in the Fixed Account Option will automatically be transferred or renewed to the Fixed Account Option, subject to the renewal interest rates.

Next Contract Anniversary after a Performance Capture or a Lock Threshold is met. Performance Capture is a feature offered for Strategy Account Options other than those with a Lock Upside Parameter that allows you to “capture” the Interim Value of a Strategy Account Option prior to the Term End Date. If you exercise the Performance Capture feature, your Interim Value on the Performance Capture Date will be “captured.” It is important to understand, however, that you will not know the Interim Value at the time Performance Capture occurs, and you may be “capturing” a loss.

The Performance Capture feature is different from the Lock Upside Parameter. Also, the Strategy Account Options for which the Performance Capture feature is available are different from the Strategy Account Options that use Lock as an Upside Parameter. The Lock Upside Parameter is designed to limit your participation in positive Index performance if the Lock Threshold is met at Market Close on any day during the Term. If you select a Strategy Account Option with Lock Upside Parameter and the positive Index Change meets or exceeds the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold as of that date.

If a Performance Capture for a Strategy Account Option occurs or a Lock Threshold is met at Market Close on any day during the Term for a Strategy Account Option with Lock Upside Parameter, on the next Contract Anniversary, you may transfer the amount held in the applicable Strategy Account Option to any Allocation Account that is available for investment. You must submit instructions to us before Market Close on the next Contract Anniversary. If the Contract Anniversary is not a Business Day, we must receive your instructions before Market Close on the Business Day before the Contract Anniversary. In the absence of instructions, the Contract Value held (i) in a Strategy Account Option with a 1-year Term will be automatically renewed into the same Strategy Account Option and (ii) in a Strategy Account Option with a multi-year Term will be transferred to the Fixed Account Option. If the same 1-year Term Strategy Account Option is no longer available for investment, the amount held in the applicable Strategy Account Option will be transferred to the Fixed Account Option. All renewals and transfers are subject to current rates for the new Term.

We will provide you with a Renewal Notice (which will include current Fixed Account Option interest rates, Lock Buffer Rates, Performance Capture Fixed Rates, Fixed Lock Rates and Upside Parameter rates, if applicable) at least ten (10) days before the next Contract Anniversary, if you exercised a Performance Capture for a Strategy Account Option or a Lock Threshold is met at Market Close for a Strategy Account Option with Lock Upside Parameter no later than ten (10) days of the next Contract Anniversary, if you exercised a Performance Capture for a Strategy Account Option or a Lock Threshold is met at Market Close for a Strategy Account Option with Lock Upside Parameter no later than ten (10) days of the next Contract Anniversary, you may not receive a Renewal Notice and should obtain the current Fixed Account Option interest rates, Performance Capture Fixed Rates, Lock Fixed Rates, and Upside Parameter rates, if applicable, online at [www.corebridgefinancial.com/rila-rates] or by contacting your financial representative.

See “Transfers Between Allocation Accounts” for additional information.

CONTRACT VALUE AND CASH VALUE

CONTRACT VALUE

Prior to annuitization, your Contract Value represents the value of your investment in your Allocation Accounts, which may include the Fixed Account Option and one or more Strategy Account Options. If you invest in a Strategy Account Option, your Contract Value will reflect the Interim Values of your investment on any day between the Term Start Date and the Term End Date.

On the Contract Issue Date, your Contract Value is equal to your Purchase Payment. After the Contract Issue Date, your Contract Value is the sum of all amounts invested in the Fixed Account Option and the Strategy Account Option(s).

After annuitization, your Contract does not have a Contract Value.

CASH VALUE

Prior to annuitization, your Cash Value represents the total amount that is available for Withdrawal or Surrender. Your Cash Value is equal to the Contract Value less any applicable Withdrawal Charges. Your Cash Value may be lower than or equal to your Contract Value. Your Cash Value will never be less than the minimum required by law as described below.

After annuitization, your Contract does not have a Cash Value.

MINIMUM WITHDRAWAL VALUE

The Minimum Withdrawal Value is the amount prescribed by applicable state non-forfeiture law, and is the minimum amount required to be paid to you on Surrender, payment of a death benefit or upon annuitization. The Minimum Withdrawal Value is equal to a percentage, as set forth by applicable state law, of your Purchase Payment allocated to the Fixed Account Option, reduced for any Net Withdrawals and increased or decreased proportionally for transfers to and from the Fixed Account Option, all accumulated at the minimum non-forfeiture interest rate (which generally ranges from 0.15% to 3.00% depending on applicable state law).

VALUING YOUR INVESTMENT IN A STRATEGY ACCOUNT OPTION

STRATEGY ACCOUNT OPTION VALUE

The value of your investment in a Strategy Account Option on any day during the Term is your Strategy Account Option Value. On the Term Start Date, the Strategy Account Option Value equals the Strategy Base. On the Term End Date, Your Strategy Account Option Value is calculated using the following formula:

Strategy Account Option Value = Strategy Base x (1 + Index Credit Rate)

•

Index Credit Rate. The Index Credit Rate represents the percentage gain or loss that we apply to your Strategy Account Option on the Term End Date, the date a Lock Threshold is met at Market Close for a Strategy Account Option with Lock Upside Parameter, or a Performance Capture Date, depending on the Strategy Account Option you are invested in. Your gain or loss can also be expressed as a dollar amount, which we refer to as the Index Credit. The Index Credit Rate and the Index Credit may be positive, negative, or zero. If a Lock Threshold is met at Market Close for a Strategy Account Option with Lock Upside Parameter, you will not be locking-in Interim Value and the Index Credit Rate will not be based on the Interim Value. For all Strategy Account Options, the Index Credit equals the Index Credit Rate multiplied by the Strategy Base at the end of the day prior to application of the Index Credit Rate.

•	Strategy Base. Your Strategy Base generally represents your remaining investment in the Strategy Account Option (after a Withdrawal, fee or charge deducted from the Strategy Account Option).

The following is an example of how we calculate your Strategy Account Option Value on the Term End Date: Assume you invest $10,000 in a Strategy Account Option. On the Term Start Date, your Strategy Base is $10,000. On the Term End Date, your Strategy Base is still $10,000 if there were no deductions for fees, charges or Withdrawals before the Term End Date. On the Term End Date, we will apply the Index Credit Rate to your Strategy Base to calculate your Strategy Account Option Value.

•	Assuming an Index Credit Rate of +10%, your Strategy Account Option Value would equal $11,000 (i.e., $10,000 x (1 + 10%) = $11,000). The Index Credit is +$1,000.

•	Assuming an Index Credit Rate of -10%, your Strategy Account Option Value would equal $9,000 (i.e., $10,000 x (1 + -10%) = $9,000). The Index Credit is -$1,000.

Any fees or charges deducted on the Term End Date will be deducted on a dollar-for-dollar basis from your Strategy Account Option Value after the Index Credit is applied. See “Fees, Charges and Adjustments.”

On any day between the Term Start Date and the Term End Date, your Strategy Account Option Value is equal to the Interim Value for the Strategy Account Option. See “Interim Values.”

NEGATIVE ADJUSTMENTS TO STRATEGY BASE

On the Term Start Date, your Strategy Base equals the dollar amount that you allocated to that Strategy Account Option. Your Strategy Base for that Strategy Account Option will not change unless a fee or charge is deducted from that Strategy Account Option, or if you take any type of Withdrawal from that Strategy Account Option before the Term End Date, in which case your Strategy Base will be subject to a Negative Adjustment at that time. The Negative Adjustment is a proportionate reduction to your Strategy Base. It is derived by reducing your Strategy Base by the same percentage as the percentage reduction to your Interim Value due to the amount of the Withdrawal or the fee or charge deducted (which is deducted from the Interim Value on a dollar-for-dollar basis).

A Negative Adjustment to your Strategy Base could result in less gain (if any) on the Term End Date, perhaps significantly less gain, because the Index Credit Rate will be applied to a lower Strategy Base. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date will reduce the Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment to your Strategy Base, including fees and charges that are periodically deducted from your Contract. A Negative Adjustment to your Strategy Base may be greater than or less than the amount withdrawn or the fee or charge deducted. There is no way to increase your Strategy Base during a Term, and therefore no way to reverse or offset the impact of a Negative Adjustment to your Strategy Base.

For example, assume that your Strategy Base on the Term Start Date for a Strategy Account Option is $10,000. Further, assume on a given day before the Term End Date that there is a deduction as a result of fees or Withdrawals from that Strategy Account Option, on which day your Interim Value is $9,500 (before any deductions for fees or Withdrawals) and a total of $475 in fees or Withdrawals is deducted from that Strategy Account Option on that date. The $475 deduction would reduce your Interim Value to $9,025, representing a 5% reduction in your Interim Value (i.e., $475 / $9,500 = 5%). As such, your Strategy Base would likewise be reduced by 5% from $10,000 to $9,500 (i.e., ($10,000 x (1 + -5%) = $9,500), a Negative Adjustment to the Strategy Base of $500. Please note that in this example, the Negative Adjustment to the Strategy Base ($500) was greater than the reduction in the Interim Value (-$475).

Continuing this example to the Term End Date, assume that there are no other deductions as a result of fees, charges, or Withdrawals from that Strategy Account Option before the Term End Date:

•

Assuming an Index Credit Rate of +10%, your Strategy Account Option Value would equal $10,450 (i.e., $9,500 x (1 + 10%) = $10,450). The Index Credit is +$950. In comparison, had your original Strategy Base of $10,000 not been subject to the Negative Adjustment earlier in this example, the Strategy Account Option Value would have equaled $11,000 (i.e., $10,000 x (1 + 10%) = $11,000), and the Index Credit would have been +$1,000.

•

Assuming an Index Credit Rate of -10%, your Strategy Account Option Value would equal $8,550 (i.e., $9,500 x (1 + -10%) = $8,550). The Index Credit is -$950. In comparison, had your original Strategy Base of $10,000 not been subject to the Negative Adjustment earlier in this example, the Strategy Account Option Value would have equaled $9,000 (i.e., $10,000 x (1 + -10%) = $9,000), and the Index Credit would have been -$1,000.

INTERIM VALUES

We calculate the Interim Value of your investment in a Strategy Account Option each day between the Term Start Date and the Term End Date. The Interim Value on a given day determines the amount available from that Strategy Account Option for Withdrawals, Surrender, and the other transactions listed below. The Interim Value is designed to shift investment risk from us to you to protect us from loss when having to pay out amounts from a Strategy Account Option prematurely. Withdrawals or Surrenders cause the Interim Value to be recalculated and could result in the loss of principal investment and previously applied Index Credit Rates, and such losses could be as high as 100%. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date (including fees and charges that are periodically deducted from your Contract) will reduce the Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount of the amount withdrawn, or the fee or charge deducted. The Buffer is not reflected in the calculation of Interim Value. The Interim Value is calculated at the end of the Business Day.

The Interim Value for a Strategy Account Option will generally change each day, and the change may be positive or negative compared to the last day (even when the Index has increased in value). You should understand that the Interim Value for a Strategy Account Option on a day will not impact your investment in that Strategy Account Option unless one of the following transactions occurs on that day:

•	A fee or charge is deducted from the Strategy Account Option;

•

An amount is deducted from the Strategy Account Option due to a Surrender or Withdrawal (including a systematic Withdrawal, required minimum distribution, free Withdrawal amounts or any other Withdrawal);

•	The Contract is annuitized; or

•	The death benefit is paid.

In any of those circumstances, including the deduction of a periodic fee, the transaction will be processed based on the Interim Value for that Strategy Account Option on that day. If you have multiple ongoing Terms for Strategy Account Options that have different Term End Dates, the transactions listed above will be based on an Interim Value for some or all of your Strategy Account Options. For as long as you have multiple ongoing Terms for Strategy Account Options, there may be no time that any such transaction can be performed without the application of at least one Interim Value.

Interim Values for a Strategy Account Option generally reflect less upside potential and less downside protection than would otherwise apply on the Term End Date. As such, when a transaction is processed based on an Interim Value, the Interim Value could reflect less gain or more loss (perhaps significantly less gain or more loss) than would be applied on the Term End Date. This means that there could be significantly less money available under your Contract for Withdrawals, a Surrender, annuitization and the death benefit. The application of an Interim Value may result in a loss to an Owner even if the reference Index at the time of Withdrawal or Surrender or other transaction listed above is higher than on the Term Start Date. If you use the Performance Capture to capture an Interim Value that is lower than the amount you invested in that Strategy Account Option on the Term Start Date, you may be capturing a loss.

The Interim Value for a Strategy Account Option is calculated using the following formula:

•	IVt = SBt x (1 + OUVt – OUV0 x Time Ratio – TC%)

Where:

SBt = Strategy Base on day of calculation

OUVt = Option Unit Value on day of calculation

OUV0 = Option Unit Value on Term Start Date

Time Ratio = Number of days remaining in Term / Number of days in Term

TC% = Trading Costs (stated as a percentage of Strategy Base)

•

Option Unit Value. The value, expressed as a percentage, of a hypothetical replicating portfolio of options used to calculate the Interim Value for each Strategy Account Option. The hypothetical replicating portfolio of options is determined by us for each Strategy Account Option and is used to estimate the fair value of the risk of loss and potential gain on the Term End Date. The Option Unit Value may be positive, negative, or zero. Gains and losses for Interim Values are not directly tied to the performance of the Index for the Strategy Account Option. We calculate the Option Unit Value by using a methodology that reflects changes in the values of hypothetical portfolio of financial instruments referencing the Index. The values of these instruments can be affected by factors such as Index performance, Index volatility (based on availability of calculation data), and interest rates. This methodology is designed to produce an estimate of the fair value of your investment in the Strategy Account Option on that day. The fair value is intended to reflect factors such as the likelihood, and magnitude of, a positive or negative Index Credit Rate on the Term End Date, the length of time remaining in the Term, and the risk of loss and the possibility of gain on the Term End Date.

•	Trading Costs. The trading costs are the estimated costs of selling the hypothetical portfolio of options prior to the Term End Date.

You may obtain the Interim Value(s) of your Strategy Account Option(s) online at www.corebridgefinancial.com/annuities or by contacting your financial representative. Our process for calculating Interim Values, including examples, is explained in detail in the Statement of Additional Information.

INDEX SUBSTITUTIONS

During a Term, if an Index is discontinued or if the calculation of the Index is substantially changed by the Index provider, or if the Index Values should become unavailable for any reason, we may substitute the Index with a new Index once we obtain all necessary regulatory approvals. We will notify you of any such substitution in writing. We will seek to notify you at least 30 days prior to substituting an Index for any Strategy Account Option in which you are invested. However, in the event that it is necessary to substitute on less than 30 days’ notice due to circumstances outside of our control, we will provide notice of the substitution as soon as practicable. If we substitute an Index, we will select a new Index that we determine in our judgment is comparable to the original Index. We may look at factors which include, but are not limited to, asset class, index composition, strategy, and index liquidity.

If we substitute an Index during a Term, we will calculate the Index Change using the original Index up until the substitution date. After the substitution date, we will calculate the Index Change using the replacement Index, but with a revised initial Index Value for the replacement Index. The revised initial Index Value for the replacement Index will reflect the Index Change for the original Index from the Term Start Date to the substitution date. We will use a similar process if multiple substitutions occur during a Term. The substitution of an Index will have no impact on the Strategy Account Option’s Term, Upside Parameter, Buffer, or any other features or rates for that Strategy Account Option other than the Index to which the Strategy Account Option is linked.

This example is intended to show how we would calculate the Index Change during a Term in which an Index was substituted.

Index Change on substitution date for original Index

Initial Index Value for original Index	1000

Index Value for original Index on substitution date	1050

Index Change for original Index on substitution date	(1050 / 1000) – 1 = 5%

This 5% Index Change on the substitution date is then used to calculate the revised Initial Index Value for the replacement Index.

Revised Initial Index Value for replacement Index

Index Change for original Index on substitution date	5%

Index Value for replacement Index on substitution date	1000

Revised Initial Index Value for replacement Index	1000/(100% +5%) = 952.38

The Index Change calculation for that Term is then based on the change between the revised Initial Index Value for the replacement Index, and the Final Index Value for the replacement Index.

Assuming the Final Index Value for the replacement Index is 1010.52, then the Index Change on the Term End Date will be 6.10% ((1010.52 - 952.38) / 952.38).

PERFORMANCE CAPTURE

The Contract includes a “Performance Capture” feature for Strategy Account Options other than those with a Lock Upside Parameter that allows you to “capture” the Interim Value of a Strategy Account Option prior to the Term End Date. If you exercise the Performance Capture feature, your Interim Value on the Performance Capture Date will be “captured.”

If you elect a Strategy Account Option with Performance Capture, you may elect a manual Performance Capture and/or change your automatic Performance Capture settings, if available, before Market Close on any day prior to the five (5) days before the Term End Date. If you exercise Performance Capture for a Strategy Account Option, your Interim Value for that Strategy Account Option on the Performance Capture Date will be “captured” by the Company at the next Interim Value calculated at Market Close. You may exercise Performance Capture, as applicable, for one, some, or all of the Strategy Account Options for which it is available. If you have multiple ongoing Terms for the same Strategy Account Option, you may exercise Performance Capture for one, some, or all of them. You may decide not to exercise Performance Capture at all. Once a Performance Capture occurs during a Term, the “captured” value of your investment in the Strategy Account Option will be credited with a daily interest at the Performance Capture Fixed Rate until the next Contract Anniversary.

If you exercise Performance Capture, you will be “capturing” an Interim Value. Interim Values fluctuate daily, positively or negatively, and may be unfavorable to you. If you capture an amount that is lower than the amount you invested in that Strategy Account Option on the Term Start Date, you may be capturing a loss. Captured amounts held in the applicable Strategy Account Option will not participate in any Index performance (positive or negative) after the date of capture. No Index Credit will be applied on the Term End Date of the Strategy Account Option for which you exercised Performance Capture. Depending on when you exercised Performance Capture, your investment might not participate in Index performance for up to one year.

You may “manually” exercise Performance Capture, if available, on any day prior to the five (5) days before the Term End Date, in which case we will capture the next Interim Value calculated after we receive your request in Good Order.

For certain Strategy Account Options, you may also exercise Performance Capture “automatically” based on a target performance gain that you provide us in advance, if available with the Strategy Account Option you choose. If you wish to enroll in this feature, you must provide us with instructions that identify a target performance gain percentage. After you enroll, Performance Capture will be automatically exercised if your Interim Value is greater than your Strategy Base by the percentage you specified. For instance, if you instruct us to exercise Performance Capture on any day that would capture at least a 5% gain, Performance Capture will be automatically exercised on any day that the Interim Value is at least 5% greater than your Strategy Base. The amount “captured” will not be the amount you initially allocated to the Strategy Account Option increased by the specified percentage if the Strategy Base has decreased due to Withdrawals or the deduction of fees and charges, and the Negative Adjustment. You may be “capturing” a loss. For example, if the amount initially allocated is $10,000, but the Strategy Base is $8,000 due to prior Withdrawals from that Strategy Account Option, then an Interim Value would automatically “capture” at $8,400 (1.05 x $8,000), not $10,500 (1.05 of $10,000). You may cancel or change your Performance Capture instructions before Market Close on any Business Day prior to the five (5) days before the Term End Date if Performance Capture has not occurred.

If you submit instructions with your Contract application for Performance Capture to be automatically exercised for a Strategy Account Option, those instructions will apply to your Purchase Payment allocated to that Strategy Account Option. Those instructions will not apply to any other Strategy Account Option or any future Term. You must submit separate instructions to exercise Performance Capture automatically in those instances.

If you exercise Performance Capture manually, you won’t know the captured Interim Value in advance. The captured Interim Value may be lower or higher than the Interim Value that was last calculated before you submitted your request. If you exercise Performance Capture automatically, you will not know the captured Interim Value in advance, but the captured Interim Value will be triggered by the target performance gain that you set in advance. We will not provide advice or notify you regarding whether you should exercise the Performance Capture feature or the optimal time for doing so. We will not warn you if you exercise the Performance Capture feature at a sub-optimal time. We are not responsible for any losses related to your decision to exercise the Performance Capture feature.

You will not know the Interim Value at the time Performance Capture occurs and you may be “capturing” a loss. The Interim Value could be substantially less than the amount invested in the Strategy Account Option and could result in significant loss. You should speak with your financial representative before exercising Performance Capture.

You should obtain the current Interim Value and discuss with your financial representative before executing a Performance Capture, although because of its daily fluctuation this value may be more or less than the value that will be “captured”. You may obtain the Interim Value(s) of your Strategy Account Option(s) online at www.corebridgefinancial.com/annuities or by contacting your financial representative.

On the Performance Capture Date, the amount captured in the applicable Strategy Account will equal the captured Interim Value. Thereafter, until the next Contract Anniversary, that amount will be credited the Performance Capture Fixed Rate each day and will be reduced on a dollar-for-dollar basis for any fees, charges, or Withdrawals deducted.

The Performance Capture feature is different from the Lock Upside Parameter. Also, the Strategy Account Options for which the Performance Capture feature is available are different from the Strategy Account Options that use Lock as an Upside Parameter. The Lock Upside Parameter is designed to limit your performance in positive Index performance if the Lock Threshold is met at Market Close on any day during the Term. If you select a Strategy Account Option with Lock Upside Parameter and the positive Index Change meets or exceeds the Lock Threshold on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold as of that date.

The table in “Appendix A: Investment Options Available Under the Contract” shows the Strategy Account Options that include Performance Capture as a feature versus the Strategy Account Options that include Lock as an Upside Parameter.

Once you Performance Capture, the amount held in the applicable Strategy Account Option will remain there until the next Contract Anniversary unless withdrawn or annuitized. On the next Contract Anniversary, you may transfer the amount held in the applicable Strategy Account Option to any Allocation Account that is available for investment. We must receive your instructions at least five (5) days before the next Contract Anniversary. In the absence of instructions, the amount held in an applicable Strategy Account Option with a 1-year Term will be automatically renewed into the same Strategy Account Option for which you exercised Performance Capture and the amount held in an applicable Strategy Account Option with multi-year Term, will be transferred to the Fixed Account Option. If a Strategy Account Option with a 1-year Term is no longer available for investment, such amount will be transferred to the Fixed Account Option.

Other information about Performance Capture:

•	Exercise of a Performance Capture is irrevocable.

•	The instructions for an automatic Performance Capture can be changed or revoked any day prior to the five (5) days before the Term End Date.

•

There is no limit on the number of times that you may exercise Performance Capture during the Accumulation Phase, but it may be exercised only once during any single Term for any single Strategy Account Option.

•

If you have multiple ongoing Terms for the same Strategy Account Option, you may exercise Performance Capture for one, some, or all of them. You may provide separate manual or automatic Performance Capture instructions for any such Term.

•

If you exercise Performance Capture multiple times (for different Strategy Account Options) within a one year period, amounts held in the applicable Strategy Account Option that are attributable to one exercise of Performance Capture will be treated as distinct from any amounts attributable to another exercise of Performance Capture for purposes of crediting interest; deducting fees, charges, and Withdrawals; and transferring amounts from the applicable Strategy Account Option on the next Contract Anniversary.

•

We may change the Performance Capture Fixed Rate at each Contract Anniversary, subject to a guaranteed minimum interest rate of [•]%. The annual Performance Capture Fixed Rate will be stated in the Renewal Notice. If you are invested in a Strategy Account Option with a multi-year Term, your Performance Captured Fixed Rate may change from one Contract Anniversary to the next within the Term. Once a Strategy Account Option is Performance Captured, the Performance Capture Fixed Rate used to credit daily interest will not change before the next Contract Anniversary when the value is eligible for transfer. For any date on which a fee, charge, or Withdrawal is deducted from the applicable Strategy Account Option, daily interest will have been credited before the deduction of the fee, charge, or Withdrawal.

THE INDICES

Each Strategy Account Option credits interest based on the performance of one of the following Indices:

S&P 500® Index. The S&P 500® Index was established by Standard & Poor’s. The S&P 500® Index includes 500 large cap stocks from leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500® Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends paid on the securities comprising the Index. This will cause the Index to underperform in comparison to a direct investment in a total return index.

NASDAQ-100® Index. The Nasdaq-100 Index® includes 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market. The Index includes equities of companies across major industry groups including computer hardware and software, telecommunications, and retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The Nasdaq-100 Index® is a “price return index,” not a “total return index,” and therefore does not reflect dividends paid on the securities comprising the Index. This will cause the Index to underperform in comparison to a direct investment in a total return index.

The Index Value is the closing value of the Index for that day. The Index Value on any day that is not a Business Day is the value of the Index at the end of the prior Business Day.

We rely on the Index Values reported to us by a third-party when administering the Contract.

The Indices track, directly or indirectly, the performance of a specific basket of stocks or other assets considered to represent a particular market or sector. By investing in a Strategy Account Option that is linked to the performance of an Index, you are not investing in the Index (it is not possible to invest directly in the Index) or the companies that comprise the indices and you have no rights with respect to the Index or any companies whose securities comprise the Index. The Indices are price return indices and therefore do not reflect dividends paid on the securities comprising the Index. See “Risk Factors - Index Risk.”

Historical Index Returns

The bar charts shown below provide each Index’s annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index returns after applying a hypothetical 5% cap and a hypothetical -10% buffer. The chart illustrates the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.

The performance below is NOT the performance of any Strategy Account Option. Your performance under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period and limit on Index gains and losses than the Strategy Account Options, and does not reflect Contract fees and charges, including Withdrawal Charges or Negative Adjustments to Interim Value, which reduce performance.

[1]

This Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index. This will cause the Index return to underperform in comparison to a direct investment in a total return index.

[1]

This Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index. This will cause the Index return to underperform in comparison to a direct investment in a total return index.

You may request additional information about each Index from your financial representative.

TRANSFERS BETWEEN ALLOCATION ACCOUNTS

You may transfer Contract Value between Allocation Accounts only at certain times during the Accumulation Phase. You are permitted to transfer Contract Value from an Allocation Account in which you are currently invested only on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) for that Allocation Account. Contract Value transferred into an Allocation Account cannot be applied to an ongoing Term. This means that when you transfer Contract Value between Allocation Accounts, the transfer will start a new Term for the Allocation Account receiving the transfer. Once you switch from the Accumulation Phase to the Income Phase, transfers will not be permitted.

You may transfer Contract Value among the Allocation Accounts, free of charge, or renew your Strategy Account Option Value into the same Strategy Account Option for a new Term, if available, on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met). Transfers are not permitted during a Term (except transfers permitted on the next Contract Anniversary after a Performance Capture). You may transfer Contract Value into one or more of the available Strategy Account Options and the Fixed Account Option.

Transfer requests must be provided before Market Close on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met). If the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) is not a Business Day, we must receive your instructions before Market Close on the Business Day before the Term End Date (or Contract Anniversary after a Performance Capture) “Market Close” is the close of the New York Stock Exchange on Business Days, usually at 4:00 p.m. Eastern Time.

If we do not receive transfer instructions from you within the appropriate time frame, we will automatically transfer or renew, as applicable, your Strategy Account Option and/or Fixed Account Option Value as follows:

•

Your Contract Value in any expiring Strategy Account Option with a 1-year Term will remain in its current allocation for the next Term, subject to the Upside Parameter rates and Lock Buffer Rates, if applicable, declared for that Term. If your Contract Value is invested in a Strategy Account Option with a 1-year Term that is no longer available for investment, the Contract Value in the expiring Strategy Account Option will automatically be transferred to the Fixed Account Option, subject to the renewal interest rate, and will remain there until you provide transfer instructions. The Contact Value automatically transferred to the Fixed Account Option in the absence of transfer instructions cannot be transferred to another available Strategy Account Option until the next Contract Anniversary.

•

Any Contract Value in an expiring Strategy Account Option with a multi-year Term or Fixed Account Option will automatically be transferred or renewed to the Fixed Account Option, subject to the applicable renewal interest rates. Amounts that are automatically renewed or transferred in the absence of transfer instructions cannot be transferred until the next Contract Anniversary.

We will notify you at least ten (10) days prior to the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) explaining the Strategy Account Options available to you for transfer on the Term End Date (or Contract Anniversary after a Performance Capture or a Lock Threshold is met) and directing you to our website where you can view the renewal interest rates and current Strategy Account Option rates declared for the next Term.

We require certain minimum Contract Value in connection with Strategy Account Options. You must maintain at least $100 per Strategy Account Option you transferred Contract Value to.

Telephone and Electronic Authorization

We may accept transfers by telephone or other electronic means unless you tell us not to on your Contract application. When receiving instructions over the telephone or other electronic means, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or by other electronic means. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

Accepting Transfer Requests

We cannot guarantee that we will be able to accept telephone and/or electronic device transfer instructions at all times. Any telephone, fax or other electronic device, whether it is yours, your broker-dealer’s, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. If telephone, fax, other electronic device and/or internet access is unavailable, you must make your transfer request in writing by U.S. Mail to our Annuity Service Center at the address below.

We reserve the right to modify, suspend or terminate telephone, fax and/or other electronic device transfer privileges at any time and we will notify you prior to exercising the right of suspension.

Submitting Transfer Instructions

Your transfer instructions must be received via one of the methods and locations referenced below; otherwise, they will not be considered received by us.

Telephone:

[(800) 445-7862]

Internet:

www.corebridgefinancial.com/annuities

TERMS EXTENDING BEYOND THE LATEST ANNUITY DATE

Your Latest Annuity Date is the first Contract Anniversary following your 95th birthday. If your Contract is jointly owned, the Latest Annuity Date is based on the older Owner’s date of birth. When allocating Contract Value at a Term End Date among the available Allocation Accounts, you may not invest in any Strategy Account Option that has a Term that extends beyond the Latest Annuity Date. For example, an Owner aged 93 cannot allocate Contract Value to a Strategy Account Option with a 3-year or 6-year Term. If there is no eligible Strategy Account Option, only the Fixed Account Option will be available for investment. See “Annuity Income Options (Income Phase).”

ACCESS TO YOUR MONEY

You can access money in your Contract in one of the following ways:

•	Partial Withdrawal or Surrender;

•	Systematic Withdrawal; or

•	Annuity Income Payment (during the Income Phase).

Withdrawals made prior to age 59 1⁄2 may result in a 10% Federal tax penalty. Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your Contract. See “Taxes”

Minimum Withdrawal Amount and Minimum Contract Value Remaining after a Withdrawal

	Minimum Withdrawal Amount	Minimum Contract Value(1)
Partial Withdrawal	$1,000	$2,500	(2)
Systematic Withdrawal	$100	$2,500	(2)

(1)	The Contract Value left in any Allocation Account must be at least $100 after a Withdrawal.
(2)	The total Contract Value must be at least $2,500 after a Withdrawal.

Where permitted by state law, we may terminate your Contract if your Contract Value is less than $2,500 as a result of Withdrawals and/or fees and charges. We will provide you with 60 days written notice that your Contract is being terminated. At the end of the notice period, we will distribute the remaining Contract Value to you.

FREE WITHDRAWAL AMOUNT

Your Contract provides for a free Withdrawal amount each Contract Year which allows you to Withdraw a portion of your Contract Value without being subject to a Withdrawal Charge. This amount is referred to as the “free Withdrawal amount”. The free Withdrawal amount is still subject to Interim Values and a Negative Adjustment if a Withdrawal or other transaction occurs prior to the Term End Date, forfeiture of Index Credit Rates, proportionate reductions to the optional Return of Purchase Payment Death Benefit, taxes, and potential tax penalties.

Your maximum annual free Withdrawal amount equals 10% of the previous Contract Anniversary Contract Value (and if withdrawn in the first Contract Year, the Purchase Payment amount).

If, in any Contract Year, you choose to take less than the full free Withdrawal amount, you may not carry over the unused amount as an additional free Withdrawal amount in subsequent years.

Assessment of Withdrawal Charges

We deduct a Withdrawal Charge applicable to any amount of a partial Withdrawal or Surrender in excess of your free Withdrawal amount made before the end of the Withdrawal Charge Period. Before purchasing this Contract, you should consider the effect of Withdrawal Charges on your investment if you need to withdraw more than the annual free Withdrawal amount during the Withdrawal Charge Period, and you should discuss with your financial representative.

The Withdrawal Charge percentage is determined by the number of years the Purchase Payment has been in the Contract at the time of the Withdrawal. See “Fees, Charges and Adjustments – Withdrawal Charges.”

If you take a Withdrawal or Surrender before the Term End Date of a Strategy Account Option, or periodic fees and charges are deducted, or annuitization or death benefit payments occur, it will reduce the Interim Value of your investment in that Strategy Account Option. The Interim Value is the amount in the Strategy Account Option that is available for Withdrawals that occur during the Term. Withdrawals may include RMDs, Surrenders, free Withdrawal amounts (including Free Look withdrawals in states where a refund of Contract Value rather than a refund of the Purchase Payment is required. See “Appendix E: State Variations”), systematic Withdrawals, and annuity income payments. The Interim Value could be less than your investment in a Strategy Account Option even if the Index is performing positively. Withdrawals or Surrenders that cause the Interim Value to be recalculated could result in the loss of principal investment and previously applied Index Credit Rates, and such losses could be as high as 100%. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date (including fees and charges that are periodically deducted from your Contract) will reduce the Contract Value death benefit on a dollar-for-dollar basis and will trigger a Negative Adjustment which will lower your Strategy Base in the Strategy Account Option in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and which may proportionately reduce the optional Return of Purchase Payment Death Benefit if elected. Such a reduction will reduce your Strategy Base for the remainder of the Term and the proportionate reduction may be greater than the dollar amount withdrawn, or the fee or charge deducted. The Interim Value could be substantially less than the amount invested in the Strategy Account Option and could result in significant loss.

You may obtain the Interim Value(s) of your Strategy Account Option(s) online at www.corebridgefinancial.com/annuities or by contacting your financial representative.

Withdrawals could result in significant reductions to your Contract Value and to the death benefit, perhaps by more than the amount withdrawn. Withdrawals taken before the Term End Date of a Strategy Account Option could also significantly reduce any Index Credit applied at the Term End Date. The Upside Parameters and Buffer are not applied until the Term End Date.

When you make a partial Withdrawal, we deduct it from any remaining annual free Withdrawal amount first, and then from any remaining Contract Value.

If you request to Surrender your Contract, we may also deduct any premium taxes, if applicable. If you Surrender your Contract, Withdrawal Charges will be assessed if your Purchase Payment is still subject to Withdrawal Charges. See “Fees, Charges and Adjustments.”

Impact of Withdrawal Charges

Example

For purposes of this example, you make a Purchase Payment of $100,000. We will assume a 0% growth rate in the Contract Value over the life of the Contract, no Interim Value changes over the life of the Contract, and no election of optional feature. In Contract Year 2, you take out your maximum free Withdrawal amount of $10,000. After that free Withdrawal amount your Contract Value is $90,000. In the 3rd Contract Year, you Surrender your Contract. We will apply the following calculation to the Cash Value on Withdrawal or Surrender:

The greater of (A minus B) or C, where:

A=Your Contract Value at the time of your request for Withdrawal ($90,000)

B=The Withdrawal Charge (($90,000 – free Withdrawal amount of $9,000) x 7% = $5,670)

C=Your Minimum Withdrawal Value (assume $80,000) available on Withdrawal or Surrender

Cash Value is the greater of the values ($90,000 – $5,670 = $84,330 or $80,000), which is $84,330.

Required Minimum Distributions

If you are taking required minimum distributions, we waive any Withdrawal Charges applicable to those Withdrawals related to this Contract only.

Annuity Income Payments

Any time after your fifth Contract Anniversary, you may annuitize and receive annuity income payments for a specified period of time and at a frequency as elected by you. We will waive any applicable Withdrawal Charges upon processing of your request to annuitize the Contract. See “Annuity Income Options (Income Phase).”

Processing Withdrawal Requests

A request to access money from your Contract, as outlined above, must be submitted in writing and in Good Order to the [Annuity Service Center at P.O. Box 15570, Amarillo, TX 79105-5570.]

For Withdrawals of $500,000 and more, you are required to include a signature guarantee issued by your broker-dealer which verifies the validity of your signature.

Any request for Withdrawal will be effective as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for Withdrawal is received after Market Close, the request will be effective as of the next Business Day. Withdrawals are processed effective the date they are deemed in Good Order and payments are generally made within 7 days. “Market Close” is the close of the New York Stock Exchange on Business Days, usually at 4:00 p.m. Eastern Time.

We may be required to suspend or postpone the payment of a Withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading on the NYSE is restricted; (3) an emergency exists such that determination of the Index Value is not reasonably practicable; (4) the SEC, by order, so permits for the protection of Owners.

Additionally, we reserve the right to defer payments for a Withdrawal or Surrender for up to six months when permitted by law.

Surrender

We calculate Withdrawal Charges upon Surrender of the Contract after we receive your request in Good Order. We will return your Cash Value generally within seven (7) days of the request.

Prior to annuitization, your Cash Value represents the total amount that is available for Surrender. Your Cash Value is equal to the Contract Value after adjustment for any applicable Withdrawal Charges and fees. Your Cash Value may be lower than or equal to your Contract Value. Your Cash Value will never be less than the Minimum Withdrawal Value. Upon annuitization, your Contract does not have a Cash Value.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic Withdrawals under the Systematic Withdrawal Program for no additional charge. Under the program, Withdrawals are taken proportionally from all Allocation Accounts, and you may choose to take monthly, quarterly, semi-annual or annual Withdrawals from your Contract. Electronic transfer of these periodic Withdrawals to your bank account is available.

Please contact our Annuity Service Center which can provide the necessary enrollment forms. A Withdrawal Charge may apply if the amount of the periodic Withdrawals in any year exceeds the free Withdrawal amount permitted each Contract Year.

Upon notification of your death, we will terminate the Systematic Withdrawal Program.

We reserve the right to modify, suspend or terminate the Systematic Withdrawal Program at any time.

WAIVER OF WITHDRAWAL CHARGE

We will waive Withdrawal Charges for the following:

EXTENDED CARE WAIVER

If you are receiving extended care in a Qualified Facility for 90 consecutive days or longer, Withdrawal Charges may be waived in the event an Owner receives qualifying extended care.

•	Extended care must begin at least one year after the Contract Issue Date.

•	Extended care must be provided in a Qualified Facility for at least 90 consecutive days.

•	The Owner has 30 days to be confined again for the same/related cause for the period to be deemed uninterrupted (i.e., not required to satisfy another 90 consecutive days).

•	Coverage terminates on the earliest of the date on which any Owner turns age 86, or the date on which the Contract is terminated or Surrendered.

•

“Qualified Facility” means a facility located in the United States or its territories and that is an Assisted Living Facility, Hospital, or Nursing Facility that provides Medically Necessary care by a Qualified Medical Professional or Physician and is not an Excluded Facility as described below.

Assisted Living Facility – A facility is an “Assisted Living Facility” if all of the following apply:

•	Is licensed and/or certified as an Assisted Living Facility; and

•	Is primarily engaged in providing continuous nursing services by or under the supervision of a Physician or a Qualified Medical Professional; and

•	Provides continuous room and board for an extended period of time.

Hospital – A facility is a “Hospital” if any of the following apply:

•	Is licensed and operated as a hospital; or

•	Is accredited as a hospital by the Joint Commission on the Accreditation of Healthcare Organizations; or

•	Operates as a hospital under law.

Nursing Facility – A facility is a “Nursing Facility” if all of the following apply:

•	Is licensed and/or certified as a Nursing Facility; and

•	Is solely engaged in providing continuous nursing service that is Medically Necessary by or under the supervision of a Physician or a Qualified Medical Professional; and

•	Administers a planned program of 24-hour observation and treatment by a Physician and/or Qualified Medical Professional; and

•	Provides continuous room and board for an extended period of time.

Excluded Facility – A facility is an “Excluded Facility”, even if it meets the definition of Assisted Living Facility, Hospital, or Nursing Facility if it is one of the following:

•	Alcohol or chemical treatment center (or similar center); or

•	Home for the aged; or

•	Community living center; or

•	Senior living facility; or

•	Place that solely provides accommodations, room and/or board; or

•	Place that primarily provides personal care services to those whom do not need daily medical or nursing care; or

•	Place that provides in-home care.

A “Qualified Medical Professional” or “Physician” is a person who is licensed in the United States by a state or federal licensing authority for such practitioners to diagnose and prescribe Medically Necessary care for a condition requiring Extended Care confinement in a Qualified Facility, acting within the scope of his or her license, and not a resident of the Owner’s household or related to the Owner by blood or marriage. The term “Medically Necessary” means appropriate and consistent with the diagnosis in accord with accepted standards of practice and which could not have been omitted without adversely affecting the individual’s condition.

In order to use this waiver, you must submit the following documents to the Annuity Service Center:

(1)	A completed claim form that we will provide upon request; and

(2)	Any authorization required by us to obtain information and documentation from a third party; and

(3)	Written consent to the claim, in a form acceptable to us, of any applicable irrevocable Beneficiary, assignee or other required party.

We reserve the right to require an examination of the Owner by a Qualified Medical Professional or Physician of our choice and to acquire a second opinion from such Qualified Medical Professional or Physician at our expense. In case of conflicting opinions, we may require, and will pay for, a third opinion from a different Qualified Medical Professional or Physician, mutually acceptable to the Owner and us, which shall be determinative.

If any Owner is not an individual, this waiver of Withdrawal Charge provision will apply to the Annuitant or joint Annuitant.

TERMINAL ILLNESS WAIVER

We may waive any applicable Withdrawal Charge to partial Withdrawals or Surrenders if, at any time on and after the Contract Issue Date, you are initially diagnosed as having a Terminal Illness by a Qualified Physician.

The term “Terminal Illness” means any disease or medical condition which a Qualified Physician expects will result in death within one year from the date of certification. A “Qualified Physician” is a person who is licensed to practice medicine in the United States by a state or federal licensing authority, specially trained to diagnose and treat the condition causing the Terminal Illness, acting within the scope of his or her license, and not a resident of the Owner’s household or related to the Owner by blood or marriage. In order to use this waiver, you must submit the following documents to the Annuity Service Center:

(1)	A completed claim form that we will provide upon request; and

(2)	Any authorization required by us to obtain information and documentation from a third party; and

(3)	Written consent to the claim, in a form acceptable to us, of any applicable irrevocable Beneficiary, assignee or other required party.

(4)

The diagnosis of Terminal Illness must be in the form of written documentation, signed by a Qualified Physician, supported by clinical, radiological or laboratory evidence of the Owner’s Terminal Illness.

We reserve the right to require an examination of the Owner by a Qualified Physician of our choice and to acquire a second opinion from such Qualified Physician at our expense. In case of conflicting opinions, we may require, and will pay for, a third opinion from a different Qualified Physician, mutually acceptable to the Owner and us, which shall be determinative.

If any Owner is not an individual, this waiver of Withdrawal Charge provision will apply to the Annuitant or joint Annuitant.

See “Appendix E: State Variations” for state specific information regarding the availability of the Extended Care Waiver and Terminal Illness Waiver.

BENEFITS AVAILABLE UNDER THE CONTRACT

The following table summarizes information about the benefits available under the Contract.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal Amount	Provides for an amount that may be withdrawn each Contract Year without incurring Withdrawal Charges	None

•  Only available during the Accumulation Phase.

•  Withdrawals of Free Withdrawal Amount may be subject to Negative Adjustments to Interim Value and taxes and tax penalties.

•  All Withdrawals count against Free Withdrawal Amount.

•  Unused Free Withdrawal Amount is not available in future Contract Years.

Performance Capture	By request in Good Order, allows you to capture the Interim Value of a Strategy Account Option either “manually” or “automatically” based on a target performance gain that you provide us in advance. Once a Performance Capture occurs during a Term, the “captured” value of your investment in the Strategy Account Option will be credited with a daily interest at the Performance Capture Fixed Rate until the next Contract Anniversary.	None

•  We will not provide advice or notify you regarding whether you should exercise Performance Capture or the optimal time for doing so (if any).

•  We will not warn you if you exercise Performance Capture at a sub-optimal time.

•  You will not know the Interim Value in advance; the captured Interim Value could be lower than you anticipated.

•  We are not responsible for any losses or forgone gains related to your decision whether or not to exercise Performance Capture.

•  You may not “manually” exercise Performance Capture or change your instructions for an automatic Performance Capture during the five (5) days before the Term End Date.

•  Only available during the Accumulation Phase.

•  Will not participate in Index performance (positive or negative) for the remainder of the Term, including the Term End Date.

•  Buffer Rate and Upside Parameters will not apply on the Term End Date after a Performance Capture is exercised.

•  Only available during the Accumulation Phase.

•  You will not participate in Index performance (positive or negative) for the remainder of the Term, including the Term End Date.

•  Capturing an Interim Value lower than your investment in the Strategy Account Option will result in loss, no Buffer will apply, and the loss could be significant.

•  Upon exercise, you may transfer into a new Allocation Account at your next Contract Anniversary.

• May be exercised once per Term for each Strategy Account Option.

• You must exercise for the full amount allocated to the Strategy Account Option.

• Exercise is irrevocable.

Contract Value Death Benefit	Provides for a death benefit upon death of the Owner during the Accumulation Phase equal to the greater of the (1) Contract Value or (2) Minimum Withdrawal Value on the Business Day we receive all required documentation in Good Order.	None	• Automatically included in Contract at Contract Issue Date. • Only available during the Accumulation Phase. • Contract Value reflects any applicable Interim Values. • Terminates upon Annuitization.

Extended Care Waiver	Waiver of Withdrawal Charges in the event of confinement to a Qualified Facility	None

•  Automatically included in Contract at Contract Issue Date.

•  Only available during the Accumulation Phase.

•  Extended care must begin at least one year after the Contract Issue Date.

•  Extended care must be provided in a Qualified Facility, as defined in the Contract, for at least 90 consecutive days.

•  Withdrawals under the benefit may be subject to Interim Values and taxes and tax penalties.

•  Withdrawals count against the Free Withdrawal Amount.

Terminal Illness Waiver	Waiver of Withdrawal Charges in the event of diagnosis as having a Terminal Illness by a Qualified Physician	None

•  Automatically included in Contract at Contract Issue Date.

•  Only available during the Accumulation Phase.

•  Owner must be diagnosed as having a Terminal Illness by a Qualified Physician as defined by the benefit.

•  Diagnosis must not pre-exist the Contract Issue Date.

•  Withdrawals under the benefit may be subject to Interim Values and taxes and tax penalties.

•  Withdrawals count against the Free Withdrawal Amount.

Optional Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Return of Purchase Payment Death Benefit	Provides for a death benefit upon death of the Owner during the Accumulation Phase equal to the greatest of the (1) Contract Value; (2) Minimum Withdrawal Value; or (3) Net Purchase Payments.	0.20% (annually based on remaining Net Purchase Payments)

•  May be elected only at Contract issue.

•  Only available during the Accumulation Phase.

•  Contract Value reflects any applicable Interim Values.

•  Terminates upon Annuitization.

•  Net Purchase Payment component is subject to proportionate reductions for prior Withdrawals.

•  Partial Withdrawals could significantly reduce the benefit, perhaps by more than the amount withdrawn.

DEATH BENEFITS

You must elect one of the death benefit options at the time you purchase your Contract. An optional death benefit is available for an additional fee. Once elected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if (i) your Contract Value is reduced to zero or (ii) you die after you begin the Income Phase. Your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. See “Annuity Income Options.”

We pay a death benefit to your Beneficiary(ies) if you die during the Accumulation Phase. The death benefit will become payable upon death of the following individual.

Owner	Payable Upon the Death of
Natural persons	Owner (or first to die, if jointly owned)
Non-natural person (e.g., Trust)	Annuitant

Beneficiary Designation

You must notify us in writing of the Beneficiary(ies) who will receive any death benefit payments under your Contract. You may change the Beneficiary at any time, unless otherwise specified below.

•	If your Contract is jointly owned, the surviving joint Owner must be the sole primary Beneficiary. Any other individual you designate as Beneficiary will be the contingent Beneficiary.

•	If the Owner is a non-natural person, then joint Annuitants, if any, shall be each other’s sole primary Beneficiary, except when the Owner is a charitable remainder trust.

•

If the Owner is a trust, whether as an agent for a natural person or otherwise, you should consult with your tax and/or legal adviser to determine whether the Contract is an appropriate trust investment.

Death Benefit Processing

We process death benefit requests when we receive all required documentation, including satisfactory proof of death, in Good Order, at the Annuity Service Center.

Satisfactory proof of death includes, but may not be limited to:

(1)	A certified copy of the death certificate; or

(2)	A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

(3)	A written statement by a medical doctor who attended to the deceased at the time of death.

When Death Benefits are Calculated

All death benefit calculations are made no later than one Business Day after all required documentation is received in Good Order at the Annuity Service Center.

The Contract Value will remain invested pursuant to the Owner’s latest allocation instructions on file subject to the limitations described in this prospectus until we receive notification of death and/or death claim paperwork in Good Order. Thereafter, a Beneficiary may elect one of the death benefit settlement options by contacting the Annuity Service Center.

If we receive notification of the Owner’s death before any previously requested transaction is completed (including systematic transfer and Withdrawal programs), we will cancel the previously requested transaction.

For contracts in which the aggregate of all Purchase Payments in contracts issued by VALIC, AGL and/or US Life to the same Owner/Annuitant are in excess of the Purchase Payment Limit, we reserve the right to limit the death benefit amount that is in excess of the Contract Value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the Contract. The “Purchase Payment Limit” is the maximum Purchase Payment of $2,000,000 without prior Company approval. We may choose to accept Purchase Payments in excess of $2,000,000 at our sole discretion.

Death Benefit Settlement Options

Your Beneficiary must elect one of the following settlement options after providing required documentation, including satisfactory proof of death, in Good Order.

•	Lump sum payment,

•	Annuity Income Option,

•	Continue the Contract as the Spousal Beneficiary, or under a Beneficiary continuation option, if available, or

•	A payment option that is mutually agreeable.

In general, the death benefit must be paid within five (5) years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary’s life expectancy or a shorter period. Payments associated with such election must begin within one (1) year of death. Federal tax law may limit the Beneficiary’s death benefit and payout options available after your death. See “Annuity Income Options.”

DEATH BENEFIT OPTIONS

CONTRACT VALUE DEATH BENEFIT

The Contract Value death benefit is equal to the greater of the (1) Contract Value or (2) Minimum Withdrawal Value on the Business Day we receive all required documentation in Good Order.

OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT

For an additional fee, you may elect the Return of Purchase Payment Death Benefit which can provide greater protection for your beneficiaries. You may only elect the Return of Purchase Payment Death Benefit at the time you purchase your Contract, and you cannot change your election thereafter at any time. The fee for the Return of Purchase Payment Death Benefit is 0.20% (annually based on remaining Net Purchase Payments). The fee will be deducted proportionally from the Allocation Accounts and charged on each Contract Anniversary. The fee is pro-rated upon death or Surrender. Deduction of the fee from a Strategy Account Option on an ongoing basis will trigger a Negative Adjustment and lower the Interim Value. You may pay for the optional Return of Purchase Payment Death Benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Return of Purchase Payment Death Benefit can only be elected prior to your 76th birthday.

The Return of Purchase Payment Death Benefit is the greatest of the:

(1) Contract Value;

(2) Minimum Withdrawal Value; or

(3) Net Purchase Payments.

Withdrawals may reduce Net Purchase Payments by more than the amount withdrawn. For example, assume your Contract Value is $15,000, your Net Purchase Payment is $20,000 and you take a Withdrawal of $6,000. The $6,000 Withdrawal would reduce your Net Purchase Payment by $8,000 because Net Purchase Payments are reduced by the same proportion as the Contract Value is reduced by a Withdrawal, which in this example is 40% (40% x $20,000).

See “Appendix D: Optional Return of Purchase Payment Death Benefit Examples.”

Impact of Interim Value on Death Benefit

If the Contract is invested in a Strategy Account Option, and the death benefit becomes payable before the Term End Date, the amount payable from that Strategy Account Option will be calculated based on the Interim Value of that Strategy Account Option. Interim Values for a Strategy Account Option generally reflect less upside potential and less downside protection than would otherwise apply on the Term End Date. As such, the Interim Value could reflect less gain or more loss (perhaps significantly less gain or more loss) than would be applied on the Term End Date. This means that there could be significantly less money available under your Contract for both the Contract Value death benefit and the Return of Purchase Payment Death Benefit. The Interim Value could be substantially less than the amount initially invested in the Strategy Account Option and could result in significant loss.

SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the Contract after your death. A spousal continuation can only take place once, upon the death of the original Owner of the Contract. The “Continuing Spouse” is the original Owner’s spouse, at the time of death, who elects to continue the Contract after the death of the original Owner.

Upon election of spousal continuation:

•	Generally, the Contract, its benefits and elected features, if any, remain the same.

•	The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the Contract. See “Fees, Charges and Adjustments.”

•	The Continuing Spouse may not terminate the Return of Purchase Payment Death Benefit if elected at the time the original Owner purchase the Contract.

•	The Continuing Spouse will be subject to the investment risk of the Strategy Account Options, as was the original Owner.

Under current tax law, non-spousal joint Owners (including Domestic Partners) are not eligible for spousal continuation. Upon a spousal continuation, we will contribute the Continuation Contribution, if any, to the Contract Value. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse’s death. We will add any Continuation Contribution as of the date we receive both the Continuing Spouse’s written request to continue the Contract and satisfactory proof of death of the original Owner (“Continuation Date”) at the Annuity Service Center.

The age of the Continuing Spouse on the Continuation Date will be used to determine any future death benefits under the Contract. If you elected the Return of Purchase Payment Death Benefit, the death benefit payable upon the Continuing Spouse’s death would differ depending on the Continuing Spouse’s age on the Continuation Date. See “Appendix C: Death Benefits Following Spousal Continuation” for a discussion of the death benefit calculations upon a Continuing Spouse’s death.

Investments in Allocation Accounts Upon Spousal Continuation

Upon spousal continuation, the Continuing Spouse must remain invested in the existing Allocation Account(s) in accordance with the general terms of the Contract where the Contract Value will remain until new allocation instructions are provided. Any Continuation Contribution will be applied proportionally among the existing Allocation Account(s).

If a Term for an Allocation Account ends while the death claim is pending, Contract Value invested in a 1-year Term Strategy Account Option will be automatically transferred to the same Strategy Account Option for another Term. If the same 1-year Term Strategy Account Option is not available for investment, the Contract Value will be automatically transferred to the Fixed Account Option until the death claim can be processed. Contract Value invested in a multi-year Term Strategy Account Option or in the Fixed Account Option will be transferred or renewed to the Fixed Account Option. All such transfers will be subject to the current rates applicable for the new Term.

FEES, CHARGES AND ADJUSTMENTS

There are fees, charges and adjustments associated with the Contract that may reduce the return on your investment.

If a fee or charge is deducted from a Strategy Account Option before the Term End Date (including a periodic fee or charge), the deduction will be from the Interim Value of your investment in that Strategy Account Option. As discussed, when a transaction is processed based on an Interim Value, the Interim Value could reflect less gain or more loss (perhaps significantly less gain or more loss) than would be applied on the Term End Date. The deduction would also result in a

Negative Adjustment to your Strategy Base, which will result in lower Interim Values for the remainder of the Term and could result in less gain (if any) or more loss on the Term End Date

WITHDRAWAL CHARGES

The Contract provides a free Withdrawal amount every Contract Year. See “Access To Your Money.” You may incur a Withdrawal Charge if you take a Withdrawal in excess of the free Withdrawal amount or if you Surrender your Contract. Withdrawal Charges reimburse us for the cost of Contract sales, expenses associated with issuing your Contract and other acquisition expenses. We apply a Withdrawal Charge schedule to the Contract Value being withdrawn which exceeds the annual free Withdrawal amount (and if withdrawn in the first Contract Year, the Purchase Payment amount). The Withdrawal Charge percentage declines over time.

Withdrawal Charge Schedule:

Years Since Purchase Payment Receipt	0	1	2	3	4	5	6+
Withdrawal Charge percentage	8%	8%	7%	6%	5%	4%	0%

If you take a partial Withdrawal, you can choose whether any applicable Withdrawal Charge is deducted from the amount withdrawn or from the Contract Value remaining after the amount withdrawn. If you Surrender your Contract, we deduct any applicable Withdrawal Charge from the amount surrendered. Withdrawals made prior to age 59 1⁄2 may result in a federal tax penalty. See “Taxes.”

No Withdrawal Charge is imposed on:

•	cancellations of the Contract during the free look period,

•	Withdrawals after the Withdrawal Charge Period has ended,

•	the free Withdrawal amount,

•	death benefit proceeds,

•	amounts converted to annuity income payments,

•	Withdrawals by Owners to meet the required minimum distribution (“RMD”) related to this Contract only,

•	Withdrawals taken under the Extended Care Waiver or Terminal Illness Waiver, or

•	the Minimum Withdrawal Value.

OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT FEE

If you elect the optional Return of Purchase Payment Death Benefit at the time you purchase the Contract, you will be subject to an additional fee of 0.20% (annually based on remaining Net Purchase Payments). The fee will be deducted proportionally from the Allocation Accounts and charged on each Contract Anniversary. The fee is pro-rated upon death or Surrender. Deduction of the fee from a Strategy Account Option will trigger an Interim Value adjustment and Negative Adjustment.

PREMIUM TAXES

Certain states charge the Company a tax on Purchase Payments that ranges from 0% to 3.5%. Some states assess this premium tax when the Contract is issued while other states only assess the tax upon annuitization. The Company may advance any tax amount due, but we will deduct such amount from your Contract Value only when and if you begin the Income Phase (annuitization).

INCOME TAXES

We do not currently deduct income taxes from your Contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, CHARGES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates’ employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company’s and its affiliates’ annuity contracts, and the agents’ and registered representatives’ immediate family members; (3) trustees of mutual funds offered in the Company’s and its affiliates’ annuity contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract.

ORDERING OF FEES AND CHARGES

On the Term End Date for a Strategy Account Option, fees and charges are applied after the Index Credit. Likewise, before the Term End Date for a Strategy Account Option, gains and losses resulting from Interim Value adjustments are applied before fees and charges. For the Fixed Account Option, fees and charges are applied after daily interest.

ADJUSTMENTS

Before the Term End Date for a Strategy Account Option, if you take a Withdrawal or Surrender, or if you exercise the Performance Capture, or if you annuitize the Contract, or if the Contract’s death benefit is paid, or if a fee or charge is deducted from that Strategy Account Option, the transaction will be based on the Interim Value of your investment in that Strategy Account Option. The Interim Value is designed to shift investment risk from us to you to protect us from loss when having to pay out amounts from a Strategy Account Option prematurely. The application of an adjustment for the Interim Value to such transactions could result in a loss beyond the Buffer for the Strategy Account Option. In extreme circumstances, for any Strategy Account Option, the total loss could be 100% (i.e., a complete loss of your principal and any prior earnings).

Interim Values are calculated using a formula. Several factors may cause a positive or negative adjustment, such as the time remaining in the Term; the applicable Buffer Rate and Upside Parameter; market conditions (e.g., interest rates, volatility, dividends); and the market values of the hypothetical derivative instruments that we use to hedge our obligations. See “Valuing your Investment in a Strategy Account Option - Interim Values” and the “Statement of Additional Information” for more details, including examples illustrating the operation of Interim Values.

If you take any type of Withdrawal from a Strategy Account Option before the Term End Date, your Strategy Base will be subject to a Negative Adjustment at that time. The Negative Adjustment is a proportionate reduction to your Strategy Base. It is derived by reducing your Strategy Base by the same percentage as the percentage reduction to your Interim Value due to the amount of the Withdrawal or the fee or charge deducted (which is deducted from the Interim Value on a dollar-for-dollar basis).

A Negative Adjustment to your Strategy Base could result in less gain (if any) on the Term End Date, perhaps significantly less gain, because the Index Credit Rate will be applied to a lower Strategy Base. All Withdrawals taken, and fees and charges deducted, from a Strategy Account Option before the Term End Date will trigger a Negative Adjustment to your Strategy Base, including fees and charges that are periodically deducted from your Contract. A Negative Adjustment to your Strategy Base may be greater than or less than the amount withdrawn or the fee or charge deducted. There is no way to increase your Strategy Base during a Term, and therefore no way to reverse or offset the impact of a Negative Adjustment to your Strategy Base. See “Negative Adjustments to Strategy Base” for more details, including examples.

You may obtain the Interim Value(s) of your Strategy Account Option(s) online at [www.corebridgefinancial.com/annuities] or by contacting your financial representative. Interim Values can fluctuate daily, and the current value quoted to you may differ from the actual value calculated at the time of a transaction.

PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

Payments We Make

The Contracts are sold by licensed insurance agents who are registered representatives of broker-dealers, which are members of FINRA, unless such broker-dealers are exempt from the broker-dealer registration requirements of the Securities Exchange Act of 1934, as amended.

Commissions. Registered representatives of broker-dealers (“selling firms”) licensed under federal securities laws and state insurance laws sell the Contract to the public. The selling firms have entered into written selling agreements with the Company and Corebridge Capital Services, Inc., the distributor of the Contracts. We pay commissions to the selling firms for the sale of your Contract. The selling firms are paid commissions for the promotion and sale of the Contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum [●]% of the Purchase Payment you invest. Another option may be a lower upfront commission on the Purchase Payment, with a trail commission of up to a maximum [●]% of Contract Value annually for the life of the Contract.

The registered representative who sells you the Contract typically receives a portion of the compensation we pay to their selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program.

Additional Payments. VALIC sometimes retains and compensates business consultants to assist VALIC in marketing group employee benefit services to employers. VALIC business consultants are not associated persons of VALIC and are not authorized to sell or market securities or insurance products to employers or to group plan participants. The fees paid to such business consultants are part of VALIC’s general overhead and are not charged back to employers, group employee benefit plans or plan participants.

In addition, the Company and Corebridge Capital Services, Inc., the distributor, may enter into marketing and/or sales agreements with certain broker-dealers regarding the promotion and marketing of the Contracts. The sales commissions and any marketing arrangements as described are paid by the Company and are not deducted from Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the Contract.

If allowed by their selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. See “Fees, Charges and Adjustments - Reduction or Elimination of Fees, Charges and Additional Amounts Credited.”

Non-Cash Compensation. Some registered representatives and their supervisors may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

ANNUITY INCOME OPTIONS (INCOME PHASE)

What is the Income Phase?

During the Income Phase, we use the money accumulated in your Contract to make regular payments to you. This is known as “annuitizing” your Contract. At this point, the Accumulation Phase ends. You will no longer be able to take Withdrawals of Contract Value and all other features and benefits of your Contract will terminate, including your ability to Surrender your Contract. Beginning the Income Phase is an important event. You have different options available to you. You should discuss your options with your financial representative and/or tax adviser so that together you may make the best decision for your particular circumstances.

When does the Income Phase begin?

Generally, you can annuitize your Contract any time after your fifth Contract Anniversary (“Annuity Date”) and on or before the Latest Annuity Date (defined below) by completing and mailing the Annuity Option Selection Form to our Annuity Service Center. If you do not request to annuitize your Contract on the Annuity Date of your choice, your Contract will be annuitized on the Latest Annuity Date. If your Contract is jointly owned, the Latest Annuity Date is based on the older Owner’s date of birth. Your Latest Annuity Date is defined as the Contract Anniversary following your 95th birthday. For example, if your 95th birthday is July 8, 2024, and your Contract Anniversary is September 9, 2024, then the Latest Annuity Date is September 9, 2024, your initial annuity income payment will be on the first Business Day of the month after the Latest Annuity Date.

How do I elect to begin the Income Phase?

You must select one of the annuity income payment options below that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your Contract will be annuitized in accordance with the default annuity income payment option specified under “Annuity Income Options” below.

What is the impact on the death benefits if I annuitize?

Upon annuitizing the Contract, the death benefit (including a Return of Purchase Payment Death Benefit, if elected) will terminate. See “Death Benefits.”

ANNUITY INCOME OPTIONS

You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 with a guaranteed period of 10 years; for annuity income payments based on joint lives, the default is Option 3 with a guaranteed period of 10 years. Generally, the amount of each annuity income payment will be less with greater frequency of payments or if you chose a longer period certain guarantee.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your Contract. In most Contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.

If the Contract is owned by a non-natural Owner, the Annuitant cannot be changed after the Contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.

If you elect a lifetime-based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially not live long enough to receive an annuity income payment. If you die before the first annuity income payment, no annuity income payments will be made.

Annuity Income Option 1 – Life Income Annuity

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies. If the Annuitant dies before the first annuity income payment, no payments will be made.

Annuity Income Option 2 – Joint and Survivor Life Income Annuity

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies. If both the Annuitant and the designated person die before the first annuity income payment, no payments will be made. For Qualified contracts, under certain circumstances, the survivor’s annuity income payments may be limited based on the Internal Revenue Code.

Annuity Income Option 3 – Joint and Survivor Life Income Annuity with 10 or 20 Years Guaranteed

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your Contract. A guarantee of payments greater than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the survivor’s annuity income payments may be limited based on the Internal Revenue Code.

Annuity Income Option 4 – Life Income Annuity with 10 or 20 Years Guaranteed

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your Contract. A guarantee of payments greater than 10 years may not be available to all Beneficiaries. For Qualified Contracts, under certain circumstances the Beneficiary’s annuity income payments may be limited based on the Internal Revenue Code.

Annuity Income Option 5 – Income for a Specified Period

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your Contract. A guarantee of payments for more than 10 years may not be available to all Beneficiaries. For Qualified Contracts, under certain circumstances the Beneficiary’s annuity income payments may be limited based on the Internal Revenue Code. Additionally, if annuity income payments are elected under this option, you (or the Beneficiary under the Contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed annuity income payments after the Annuity Date. Upon your request, the Contract may be commuted if a period certain annuitization income option has been elected. The amount available upon such redemption would be the discounted present value of any remaining guaranteed annuity income payments that would reflect the fluctuating trading costs for liquidating the securities in place to pay for these contractual obligations. The detrimental impact depends on the nature of the securities (and which may include short-term, medium term, and/or long-term investments) resulting in varying losses to the Company.

ANNUITY INCOME PAYMENTS

Your annuity income payments are fixed. The Company guarantees the amount of each payment. We make annuity income payments on a monthly, quarterly, semi-annual or annual basis as elected by you. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a Contract Value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

The annuity income payment is determined by applying separately that portion of Contract Value allocated to the Fixed Account Option and the Strategy Account Option(s), less any premium tax if applicable, and then applying it to the annuity table specified in the Contract for fixed annuity income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the annuity income payment.

RISK OF ANNUITIZING PRIOR TO THE TERM END DATE

The Contract allows annuitization at times that may not correspond to the Term End Date. If the Contract is annuitized before the Term End Date for a Strategy Account Option, the amount from that Strategy Account Option being annuitized will be calculated based on an Interim Value. As discussed under “Valuing your Investment in a Strategy Account Option - Interim Values,” an Interim Value could reflect significantly less gain or more loss than would be applied on the Term End Date. As such, there could be significantly less money available to you for annuitization, potentially reducing the value of your income stream during the Income Phase.

If your Contract is annuitized when you have multiple ongoing Terms for Strategy Account Options that end at different times, the amount annuitized will be based on an Interim Value for some or all of your Strategy Account Options. As such, for as long as you have multiple ongoing Terms for Strategy Account Options, there may be no date that you can select for annuitizing that will not result in the application of at least one Interim Value. The Interim Value could be substantially less than the amount initially invested in the Strategy Account Option and could result in significant loss.

TAXES

The federal income tax treatment of annuity contracts or retirement plans/programs is complex and sometimes uncertain. The discussion below is intended for general informational purposes only and does not include all the federal income tax rules that may affect you and your Contract. This discussion also does not address other federal tax consequences (including consequences of sales to foreign individuals or entities), state or local tax consequences, estate or gift tax consequences, or the impact of foreign tax laws, associated with your Contract.

Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have a retroactive effect as well. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and applicable Internal Revenue Service (“IRS”) guidance to your individual situation.

Section 72 of the Code governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution (or deemed distribution) or as annuity income payments under the annuity option elected. For a lump-sum payment received as a Surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a Withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified Contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your Contract as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified contracts are: Individual Retirement Annuities and Individual Retirement Accounts (“IRAs”), Roth IRAs, and SEP IRAs. Typically, for tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity income payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract Payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should consult a tax adviser for advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

ANNUITY CONTRACTS IN GENERAL

The Code provides for special rules regarding the tax treatment of annuity contracts.

•	Generally, taxes on the earnings in your annuity contract are deferred until you take the money out.

•	Qualified contracts that satisfy specific Code requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account.

•	Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

Non-Qualified Contract

If you do not purchase your Contract under an Individual Retirement Account or Individual Retirement Annuity (“IRA”), including a Roth IRA, your Contract is referred to as a Non-Qualified Contract.

Qualified Contract

If you purchase your Contract under an Individual Retirement Account or Individual Retirement Annuity (“IRA”), including a Roth IRA, your Contract is referred to as a Qualified Contract.

If you are purchasing the Contract as an investment vehicle for a trust under a Qualified contract, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself.

In addition, if the Contract itself is a qualifying arrangement (as with an IRA), the Contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the Contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the Allocation Accounts, lifetime annuity income options, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act was signed into law as part of larger appropriations legislation. Additionally, The SECURE 2.0 Act of 2022 (“SECURE 2.0”) was passed on December 29, 2022. SECURE and SECURE 2.0 include many provisions affecting Qualified Contracts including:

•	an increase in the age at which required minimum distributions (RMDs) generally must commence. The updated RMD ages are:

•	Age 73 if you were born January 1, 1951, or later.

•	Age 72 if you were born on or after July 1, 1949, and before January 1, 1951.

•	Age 70 1⁄2 if you were born before July 1, 1949.

•	the RMD eligible age is due to increase to age 75 after December 31, 2032.

•	new limitations on the period for beneficiary distributions following the death of the plan participant or IRA owner (when the death occurs on or after January 1, 2020;

•

elimination of the age 70 1⁄2 restriction on traditional IRA contributions for tax years beginning 2020 (combined with an offset to the amount of eligible qualified charitable distributions (QCDs) by the amount of post-70 1⁄2 IRA contributions);

•

new exceptions to the 10% additional tax on early distributions, for the qualified birth or adoption of a child, which also became an allowable plan distribution event for terminal illnesses, and for eligible distributions for domestic abuse victims; and

•	expansion of distribution and loan (including loan repayment) rules for qualified disaster recovery distributions from certain IRAs.

The foregoing is not an exhaustive list. The SECURE Act and SECURE 2.0 included many additional provisions affecting Qualified Contracts.

Additionally, SECURE 2.0 introduced numerous provisions into law that take effect after 2023.

Some provisions in the Act are subject to the terms of an IRA and may not be available with your annuity. You should consult with your financial representative or personal tax adviser if you are impacted by these changes.

QUALIFIED PLANS

The Contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the Code, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon Surrender or annuitization. Various penalties and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual Withdrawal penalties and restrictions may apply to Surrenders from Qualified Contracts.

Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2024 is the lesser of $7,000 or 100% of compensation. Individuals aged 50 or older may be able to contribute an additional $1,000 in 2024. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner nor the Owner’s spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income. The effect of income on the deduction is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer’s plan. The rules concerning what constitutes “coverage” are complex and purchasers should consult their tax adviser or Internal Revenue Service Publication 590-A & B for more details. If you and your spouse are filing jointly and have a modified AGI in 2024 of less than $123,000, your contribution may be fully deductible; if your income is between $123,000 and $143,000, your contribution may be partially deductible and if your income is $143,000 or more, your contribution may not be deductible. If you are single and your income in 2024 is less than $77,000, your contribution may be fully deductible; if your income is between $77,000 and $87,000, your contribution may be partially deductible and if your income is $87,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2024 is between $230,000 and $240,000, your contribution may be partially deductible.

Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2024 is the lesser of $7,000 or 100% of compensation. Individuals aged 50 or older may be able to contribute an additional $1,000 in 2024. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2024 is less than: $230,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $146,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service (“IRS”). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

TAX TREATMENT OF PURCHASE PAYMENTS

Non-Qualified Contract

In general, your cost basis in a Non-Qualified Contract is equal to the Purchase Payment you put into the Contract. You have already been taxed on the Purchase Payment you contributed in your Non-Qualified Contract.

Qualified Contract

Typically, for tax-deductible IRA contributions, you have not paid any tax on the Purchase Payment contributed to your Contract and therefore, you have no cost basis in your Contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.

TAX TREATMENT OF DISTRIBUTIONS

Distributions from Non-Qualified Contracts

Federal tax rules generally require that all Non-Qualified Contracts issued by the same company to the same contract Owner during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.

The taxable portion of any Withdrawals, whether annuity income payment or other Withdrawal, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% Federal tax penalty unless withdrawn in conjunction with the following circumstances:

•	after attaining age 59 1⁄2;

•	when paid to your Beneficiary after you die;

•	after you become disabled (as defined in the IRC);

•

when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1⁄2, whichever is later;

•	under an immediate annuity contract;

•	when attributable to Purchase Payments made prior to August 14, 1982.

Partial Withdrawals or Surrender

If you make partial Withdrawal or Surrender from a Non-Qualified Contract, the Code generally treats such Withdrawals as coming first from taxable earnings and then coming from your Purchase Payment. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the Contract.

Annuitization

If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. The portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The Code limits the Withdrawal of Purchase Payments from certain Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59 1⁄2; (2) dies; (3) becomes disabled (as defined in the IRC); (4) experiences a financial hardship (as defined in the Code); or (5) has a qualified birth or adoption of a child (subject to limitations). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another contract or account of the same plan type are not considered distributions, and thus are not subject to these Withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified Contract may be exchanged in a tax-free transaction for another Non-Qualified Contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange.

However, Revenue Procedure 2011-38 provides that a direct transfer of a portion of the Cash Value of an existing annuity contract for a second annuity contract, regardless of whether the two annuity contracts are issued by the same or different companies, will be treated as a tax-free exchange under Code Section 1035 if no amounts, other than amounts received an annuity for a period of 10 years or more or during one or more lives, are received under the original contract or the new contract during the 180 days beginning on the date of the transfer (in the case of a new contract, on the date the contract is placed in-force). Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent Surrenders or Withdrawals.

A transfer of Contract Value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information, on a form satisfying us, to confirm that the transfer qualifies as an exchange under Code Section 1035 (a “1035 exchange”).

Additional Tax on Net Investment Income

Information in this section generally does not apply to Qualified Contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the Modified Adjusted Gross Income (“MAGI”) threshold. Under Federal Tax law, there is a tax on net investment income, at the rate of 3.8% of applicable thresholds for MAGI based on type of filer ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). Further information may be found on www.irs.gov. An individual with MAGI in excess of the threshold will be required to pay this 3.8% tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable Withdrawals from a Non-Qualified Contract, as well as other taxable amounts including amounts taxed annually to an Owner that is not a natural person (See “Contracts Owned by a Trust or Corporation” below). This new tax generally does not apply to Qualified Contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

Distributions from Qualified Contracts

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified Contract. As a result, most amounts withdrawn from the Contract or received as annuity income payments will be taxable income. Exceptions to this general rule include Withdrawals attributable to after-tax Roth IRA contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely income tax free. Qualified Distributions from Roth IRAs which satisfy certain qualification requirements, including at least five years in a Roth IRA and either attainment of age 59 1⁄2, death or disability or, for the purchase of a first home, will not be subject to federal income taxation.

The taxable portion of any Withdrawal or annuity income payment from a Qualified Contract will be subject to an additional 10% Federal tax penalty tax, under the IRC, except in the following circumstances:

•	after attainment of age 59 1⁄2;

•	when paid to your Beneficiary after you die;

•	after you become disabled (as defined in the IRC);

•	after you become terminally ill;

•

as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1⁄2, whichever is later;

•	dividends paid with respect to stock of a corporation described in Code Section 404(k);

•	payments up to the amount of your deductible medical expenses (without regard to whether you itemize deductions for the taxable year);

•	for payment of health insurance if you are unemployed and meet certain requirements;

•	distributions from IRAs for qualifying higher education expenses or first home purchases, with certain limitations;

•	payments to certain individuals called up for active duty after September 11, 2001;

•	payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free;

•	distributions for parents after the “qualified birth or adoption” of a new child (subject to limitations);

•	certain amounts to a domestic abuse victim;

•	certain amounts for emergency personal expenses; and

•	Withdrawals of net income on excess IRA contributions returned by the due date of your tax return.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or Withdrawal from a contract, subject in certain instances to the payee’s right to elect out of withholding or to elect a different rate of withholding. Withholding on distributions from IRAs can be waived.

Funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a single individual with no adjustments.

Annuitization

Unlike a Non-Qualified Contract, if you annuitize your Qualified Contract the entire annuity income payment will be considered income, for tax purposes.

Direct and Indirect Rollovers

Under certain circumstances, you may be able to transfer amounts distributed from your IRA to another IRA.

The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual’s IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits.

This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers. You should always consult your tax adviser before you move or attempt to move any funds.

REQUIRED MINIMUM DISTRIBUTIONS

Information in this section generally does not apply to Non-Qualified Contracts. Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information.

Commencement Date

Generally, if you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age:

•	Age 75 if you were born January 1, 1960 or later.

•	Age 73 if you were born January 1, 1951 and before January 1, 1960.

•	Age 72 if you were born on or after July 1, 1949, and before January 1, 1951.

•	Age 70 1⁄2 if you were born before July 1, 1949.

If you choose to delay your first distribution until the year after the year in which you reach the applicable RMD age, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.

Multiple Contracts

The Code provides that multiple Non-Qualified Contracts which are issued within a calendar year to the same Owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, the contracts may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified Contract from the same issuer in any calendar year.

If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs.

Systematic Withdrawal Option

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the systematic Withdrawal option. You may select monthly, quarterly, semiannual, or annual Withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution.

Impact of Optional Benefits

IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial present value of other benefits under the contract, such as enhanced death benefits. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your Contract Value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these regulations with your tax adviser.

TAX TREATMENT OF DEATH BENEFITS

The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.

Enhanced death benefits are used as investment protection and are not expected to give rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial Withdrawal from the Contract. In that case, the amount of the partial Withdrawal may be includible in taxable income and subject to the 10% penalty if the Owner is under 59 1⁄2, unless another exception applies. You should consult your tax adviser for more information.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation or other Owner that is not a natural person (“Non-Natural Owner”) that is considering purchasing this Contract should consult a tax adviser.

Under Section 72(u) of the Code, the investment earnings on Purchase Payment for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Generally, the Code does not confer tax-deferred status upon a Non-Qualified Contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract’s value in excess of the Owner’s cost basis, and the contract’s cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

WITHHOLDING

Taxable amounts distributed from annuity contracts are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution and, in certain cases, the amount of your distribution. An election out of withholding must be made in accordance with the IRS guidance as directed on forms that we provide. If you are a U.S. person (which includes a resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless payments are directed to your U.S. residential address.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence.

Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. You should consult your tax adviser as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.

Any income tax withheld is a credit against your income tax liability. Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax adviser regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

OTHER WITHHOLDING TAX

An Owner that is not exempt from United States federal withholding tax should consult its tax adviser as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.

Foreign Account Tax Compliance Act (“FATCA”)

An Owner who is not a “United States person” which is defined under the Code to mean:

•	a citizen or resident of the United States

•	a partnership or corporation created or organized in the United States or under the law of the United States or of any state, or the District of Columbia

•	any estate or trust other than a foreign estate or foreign trust (see Internal Revenue Code Section 7701(a)(31) for the definition of a foreign estate and a foreign trust)

should be aware that FATCA provides that a 30% withholding tax will be imposed on certain gross payments (which could include Cash Value distributions from life insurance or annuity products) made to a foreign entity if such entity fails to provide applicable certifications under a Form W-9, Form W-8 BEN-E, Form W-8IMY, or other applicable form. Certain withholding certifications will remain effective until a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, any Form W-8 (including the Form W-8 BEN-E and Form W-8IMY), is only effective for three years from date of signature unless a change in circumstances makes any information on the form incorrect. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable withholding certification to the contrary. The Contract Owner must inform the Company within 30 days of any change in circumstances that makes any information on the form incorrect by furnishing a new IRS Form W-9, Form W-8 BEN-E, Form W-8IMY, or other applicable form. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable certification to the contrary.

GIFTS, PLEDGES, ASSIGNMENTS AND/OR TRANSFERRING OWNERSHIP OF A CONTRACT

Non-Qualified Contracts

Under Code Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse due to divorce) for less than adequate consideration you will be taxed on the earnings above the Purchase Payment at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract’s value, you will also be liable for the tax on the Contract’s value above your Purchase Payment not previously withdrawn. The new Contract owner’s Purchase Payment (basis) in the Contract will be increased to reflect the amount included in your taxable income.

In addition, the Code treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified Contract as a Withdrawal.

Qualified Contracts

Generally, a Qualified Contract may not be assigned or pledged. One exception to this rule is if the assignment is pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree. You should consult a tax adviser as to the availability of this exception.

OUR TAXES

The Company is taxed as a life insurance company under the Code. We are entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account, which may include the foreign tax credit and the corporate dividends received deduction. These potential benefits are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

OTHER INFORMATION

THE DISTRIBUTOR

Corebridge Capital Services, Inc. (“CCS”), located at 30 Hudson Street, 16th Floor, Jersey City, NJ 07302, distributes the Contracts. CCS, an affiliate under common control with the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”). No underwriting fees are retained by CCS in connection with the distribution of the Contracts.

THE COMPANY

The Variable Annuity Life Insurance Company (“VALIC”) is a life insurance company organized under the laws of the state of Texas. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. VALIC is obligated to pay all amounts promised to investors under a contract issued by VALIC.

Operation of the Company

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company’s financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.

The Company is exposed to market risk, interest rate risk, contract Owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to guaranteed death and living benefits on the Company’s financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.

The Company is regulated for the benefit of contract Owners by the insurance regulator in its state of domicile, and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract Owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company’s operations.

UNREGISTERED SEPARATE ACCOUNT

Assets supporting the Strategy Account Options are held in a non-insulated, non-unitized separate account (the “Separate Account”) established under [Texas] law. These assets are subject to the claims of the creditors of VALIC and the benefits provided under the Strategy Account Options are subject to the claims paying ability of VALIC.

An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor Purchase Payment allocated to the Strategy Account Options participate in the performance of the assets held in the Separate Account.

We are not obligated to invest assets in the Separate Account according to specific guidelines or strategies except as disclosed in this prospectus or as may be required by [Texas] and other state insurance laws.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will make any such changes, and where necessary, we will obtain any necessary approval of any applicable state insurance department. We will notify you of any changes in writing. These changes include, among others, the right to:

•	Manage the Separate Account under the direction of a committee at any time;

•	Make any changes required by applicable law or regulation; and

•	Modify the provisions of the Contract to reflect changes to the Strategy Account Options and the Separate Account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretations of law. We reserve the right to make other structural and operational changes affecting the Separate Account.

GENERAL ACCOUNT

The General Account is comprised of VALIC’s assets. VALIC exercises sole discretion over the investment of the General Account assets and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business. These assets are subject to the claims paying ability of VALIC.

EXEMPTION FROM EXCHANGE ACT REPORTING

We are relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934. In reliance on that exemption, we do not file periodic and current reports that we would be otherwise required to file pursuant to Section 15(d) of the Securities Exchange Act of 1934.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at [(800) 445-7862], if you have any comments, questions or service requests.

STATEMENTS TO OWNERS

At least once each Contract Year during the Accumulation Phase, we will send you an annual statement that will show your Contract Value, any transactions made to your Contract during the year, any charge deductions, the amount of the death benefit, and any Index Credit credited to your Strategy Account Options. Each statement will show information as of a date not more than four (4) months prior to the mailing date. On request, we will send you a current statement with the information described above.

It is your responsibility to carefully review all documents you receive from us and immediately notify our Annuity Service Center of any inaccuracies. We will investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your Contract, for any inaccuracies or errors. You may lose certain rights and protections if you do not report errors promptly, except those that cannot be waived under the federal securities laws.

LEGAL PROCEEDINGS

We are regularly a party to litigation, arbitration proceedings and governmental examinations in the ordinary course of our business. While we cannot predict the outcome of any pending or future litigation or examination, we do not believe that any pending matter, individually or in the aggregate, will have a material adverse effect on our business.

FINANCIAL STATEMENTS

The consolidated financial statements of The Variable Annuity Life Insurance Company are included in the Statement of Additional Information. They should be considered only as they relate to our ability to meet our obligations under the Contract. Instructions on how to obtain the Statement of Additional Information are included on the back cover page.

REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the Contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its General Account and the Contract, please refer to the registration statements and exhibits.

APPENDIX A

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

Strategy Account Options

The following is a list of Strategy Account Options currently available under the Contract. We may change the features of the Strategy Account Options listed below (including the Index and the current limits on Index gains and losses), offer new Strategy Account Options, and terminate existing Strategy Account Options. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on Index gains and losses, as applicable, is available at [www.corebridgefinancial.com/rila-rates]. Note: If amounts are removed from a Strategy Account Option before the Term End Date, we will apply an Interim Value adjustment. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you waited until the Term End Date.

See “Allocation Accounts – Strategy Account Options” in the prospectus for a description of the Strategy Account Options’ features. See “Valuing your Investment in a Strategy Account Option – Interim Value” and “Fees, Charges and Adjustments – Adjustments” in the prospectus for more information about Interim Value adjustments.

Index[1]	Type of Index	Term	Index Crediting Method[2]	Current Limit on Buffer Rate (if held until Term End Date)	Guaranteed Minimum Limit on Upside Parameter Rates (for the life of the Strategy Account Option)	Availability of Performance Capture
1-Year Term Strategy Account Options without Lock Upside Parameter
S&P 500® Index	Market Index	1-Year	Point-to-Point Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

S&P 500® Index	Market Index	1-Year	Point-to-Point Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

S&P 500® Index	Market Index	1-Year	Point-to-Point Trigger	[•]% Buffer Rate	[•]% Trigger Rate	Manual

S&P 500® Index	Market Index	1-Year	Point-to-Point Dual Direction with Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

Nasdaq-100 Index®	Market Index	1-Year	Point-to-Point Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

Nasdaq-100 Index®	Market Index	1-Year	Point-to-Point Trigger	[•]% Buffer Rate	[•]% Trigger Rate	Manual

Nasdaq-100 Index®	Market Index	1-Year	Point-to-Point Dual Direction with Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

3-Year Strategy Account Options with Lock Upside Parameter
S&P 500® Index	Market Index	3-Year	Point-to-Point Lock [30]	[•]% Current Lock Buffer Rate; [•]% Minimum Lock Buffer Rate	N/A	N/A

S&P 500® Index	Market Index	3-Year	Point-to-Point Lock [40]	[•]% Current Lock Buffer Rate; [•]% Minimum Lock Buffer Rate	N/A	N/A

S&P 500® Index	Market Index	3-Year	Point-to-Point Lock [50]	[•]% Current Lock Buffer Rate; [•]% Minimum Lock Buffer Rate	N/A	N/A

6-Year Strategy Account Options without Lock Upside Parameter
S&P 500® Index	Market Index	6-Year	Point-to-Point Participation and Cap	[•]% Buffer Rate	[•]% Participation Rate [•]% Cap Rate	Manual or Automatic

S&P 500® Index	Market Index	6-Year	Point-to-Point Participation and Cap	[•]% Buffer Rate	[•]% Participation Rate [•]% Cap Rate	Manual or Automatic

S&P 500® Index	Market Index	6-Year	Point-to-Point Dual Direction with Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

S&P 500® Index	Market Index	6-Year	Point-to-Point Dual Direction with Cap	[•]% Buffer Rate	[•]% Cap Rate	Manual or Automatic

S&P 500® Index	Market Index	6-Year	Annual Application of Cap and Buffer Cap Secure	[•]% Buffer Rate	[•]% Cap Secure Rate	Manual

6-Year Strategy Account Options with Lock Upside Parameter
S&P 500® Index	Market Index	6-Year	Point-to-Point Lock [50]	[•]% Current Lock Buffer Rate; [•]% Minimum Lock Buffer Rate	N/A	N/A

S&P 500® Index	Market Index	6-Year	Point-to-Point Lock [75]	[•]% Current Lock Buffer Rate; [•]% Minimum Lock Buffer Rate	N/A	N/A

S&P 500® Index	Market Index	6-Year	Point-to-Point Lock [100]	[•]% Current Lock Buffer Rate; [•]% Minimum Lock Buffer Rate	N/A	N/A

[1]

Each Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends paid on the securities comprising the Index. This will cause the Index to underperform in comparison to a direct investment in a total return index.

[2]

If your Strategy Account Option utilizes a “Point-to-Point” crediting method, the calculation will be based on two Index Values. The Index Change will be calculated using the Index Value on the Term Start Date and Term End Date (unless you exercise a Performance Capture or Lock Threshold is met). The use of a Point-to-Point crediting method results in your Index Credit Rate being calculated at a single point in time, even for a Strategy Account Option with a multi-year Term.

The Lock Buffer Rates can change from one Term to the next subject to the minimum guaranteed Lock Buffer Rate of [•]%. Buffer Rates for all Strategy Account Options other than those with Lock Upside Parameter will not change from one Term to the next for so long as that Strategy Account Option remains available under the Contract. The minimum guaranteed Buffer Rate that we offer under any Strategy Account Option other than those with Lock Upside Parameter is [•]%. We reserve the right to add and remove Strategy Account Options as available investment options. As such, the Buffer Rates offered under the Contract may change from one Term to the next. [We will always offer a Strategy Account Option with a Buffer Rate of at least [•]%.]

The minimum guaranteed rates that may be established under the Contract for each of the Upside Parameters (other than Lock Upside Parameter) are: Cap Rate (no lower than [•]%), Dual Direction with Cap Rate (no lower than [•]%), Cap Secure Rate (no lower than [•]%), Participation and Cap Rate (no lower than [•]% and [•]%), and Trigger Rate (no lower than [•]%). The Lock Threshold for a Strategy Account Option with Lock Upside Parameter are guaranteed minimum rates under the Contract and will not change from one Term to the next. The Lock Threshold percentages available are: [30], [40], [50], [75], and [100].

Fixed Account Option

The following is the Fixed Account Option currently available under the Contract. We may change the features of the Fixed Account Option listed below, offer new Fixed Account Options and terminate existing Fixed Account Options. We will provide you with written notice before doing so.

See Allocation Options – Fixed Account Option of the prospectus for a description of the Fixed Account Option’s features.

Name	Term	Minimum Guaranteed Interest Rate
Fixed Account Option	1 Year	[	•]%

APPENDIX B

INDEX INFORMATION

S&P 500® Index

The “S&P 500® Index” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by The Variable Annuity Life Insurance Company (“VALIC”). Standard’s & Poor’s Standard’s & Poor’s®, S&P®, and S&P 500®, are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by VALIC. It is not possible to invest directly in an index. [Corebridge RILA] Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the [Corebridge RILA] Annuity or any member of the public regarding the advisability of investing in securities generally or in [Corebridge RILA] Annuity particularly or the ability of the S&P 500® Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to VALIC with respect to the S&P 500® Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to VALIC or the [Corebridge RILA] Annuity. S&P Dow Jones Indices have no obligation to take the needs of VALIC or the owners of [Corebridge RILA] Annuity into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of [Corebridge RILA] Annuity. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.

NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® Index OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY VALIC, OWNERS OF THE [COREBRIDGE RILA] ANNUITY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND VALIC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

NASDAQ-100® Index

The [Corebridge RILA] Annuity (“Product”) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product. The Corporations make no representation or warranty, express or implied to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly, or the ability of the NASDAQ-100® Index to track general stock market performance. The Corporations’ only relationship to The Variable Annuity Life Insurance Company (“Licensee”) is in the licensing of the Nasdaq®, NASDAQ-100® Index, and certain trade names of the Corporations and the use of the NASDAQ-100® Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the NASDAQ-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product.

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THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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APPENDIX C

DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

The following details the Contract Value and Return of Purchase Payment Death Benefit payable upon the Continuing Spouse’s death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse’s date of death.

Contract Value Death Benefit Payable upon Continuing Spouse’s Death

The Contract Value death benefit, included in the Contract for no additional fee, will be equal to the Contract Value on the Business Day during which we receive all required documentation.

Return of Purchase Payment Death Benefit Payable upon Continuing Spouse’s Death:

If the Continuing Spouse is age 75 or younger on the Continuation Date, the death benefit will be the greatest of:

a.	Contract value less fees, if applicable;

b.	Minimum Withdrawal Value; or

c.	Net Purchase Payments.

If the Continuing Spouse is age 76 or older on the Continuation Date, the death benefit is equal to the Contract Value and the Return of Purchase Payment Death Benefit fee will no longer be deducted as of the Continuation Date.

We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

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APPENDIX D

OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT EXAMPLES

The following examples demonstrate how Withdrawals impact the Return of Purchase Payment Death Benefit.

The examples are based on a hypothetical contract over an extended period of time and do not assume any specific rate of return nor do they represent how your Contract will actually perform.

Example 1: Initial Values

The values shown below are based on the assumption of a Purchase Payment of $250,000.

Values as of	Purchase Payment Invested	Contract Value	Net Purchase Payments (“NPP”)	Return of Purchase Payment Death Benefit
Contract Issue Date	$250,000	$250,000	$250,000	$250,000

Example 2: Impact of Withdrawals on Net Purchase Payments

The values shown below are based on the assumptions stated in Example 1 above, in addition to the following:

•	A Withdrawal of $15,000 was taken in the third Contract Year.

•	A Withdrawal of $23,000 was taken in the fourth Contract Year.

Values as of	Assumed Contract Value	Withdrawal Taken	Contract Value after Withdrawal	Net Purchase Payments (“NPP”)	Assumed Payment Death Benefit
Contract Year 3	$300,000	$15,000	$285,000	$237,500	$285,000
3rd Contract Anniversary	$265,000	N/A	$265,000	$237,500	$265,000
Contract Year 4	$230,000	$23,000	$207,000	$213,750	$213,750
4th Contract Anniversary	$220,000	N/A	$220,000	$213,750	$220,000

•	The Net Purchase Payments reduced in the same proportion by which the Contract Value is reduced by Withdrawal amount.

•	In Contract Year 3, the reduction proportion was 5.0% ($15,000/$300,000); the reduced NPP was $237,500 ($250,000 x [1 – 5.0%]). The Return of Purchase Payment Death Benefit was $285,000.

•	In Contract Year 4, the reduction proportion was 10.0% ($23,000/$230,000); the reduced NPP was $213,750 ($237,500 x [1 – 10.0%]). The Return of Purchase Payment Death Benefit was $213,750.

Note: In Contract Year 3 the reduction proportion of 5.0% has less impact to the Net Purchase Payments because Contract Value was greater than NPP: The $15,000 Withdrawal reduced NPP by $12,500. Compared to Contract Year 4, the reduction proportion of 10.0% has a higher impact because Contract Value was less than the NPP: The $23,000 Withdrawal reduced NPP by $23,750.

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APPENDIX E

STATE VARIATIONS

Certain Contract features described in this prospectus may vary or may not be available in your state. The state in which your Contract is issued governs whether or not certain features, optional benefits, charges or fees are available or will vary under your Contract. These variations are reflected in your Contract and in riders or endorsements to your Contract. See your financial representative or contact us for specific information that may be applicable to your state. References to certain state’s variations do not imply that we actually offer Contracts in each such state.

PROSPECTUS PROVISION	AVAILABILITY OR VARIATION	ISSUE STATE
Annuity Date	You may switch to the Income Phase any time after your first Contract Anniversary.	Florida

Free Look

If you are age 60 or older on the Contract Issue Date:

The free look period is 30 days; and

If you invest immediately in any Strategy Account Option(s), the free look amount is calculated as the Contract Value plus any fees previously deducted on the day we received your request in Good Order at the Annuity Service Center; or

If you choose to invest the Purchase Payment in a fixed account during the free look period, the free look amount is calculated as the Purchase Payment paid. Additionally, the initial Term for the Strategy Account Option(s) will be shortened by the number of days the Purchase Payment receives fixed interest, up to a maximum of 36 days.

If you are younger than age 60 on the Contract Issue Date, the free look amount is calculated as the Contract Value plus any fees previously deducted on the day we received your request in Good Order at the Annuity Service Center.

The Company will apply the Interim Value when calculating the Contract Value to be refunded to you. Therefore, this amount could be less than the amount paid with the application.

California

Free Look	The free look period is 21 days, and the amount is calculated as the cash value plus any fees or charges on the day we received your request in Good Order at the Annuity Service Center. The Company will apply the Interim Value when calculating the Contract Value to be refunded to you. Therefore, this amount could be less than the amount paid with the application.	Florida

Free Look	Right to cancel period for internal replacement is 45 days.	Pennsylvania

Joint Ownership	Benefits and features to be made available to Domestic Partners.	California District of Columbia Maine Nevada Oregon Washington Wisconsin

Joint Ownership	Benefits and features to be made available to Civil Union Partners.	California Colorado Hawaii Illinois New Jersey Rhode Island

Extended Care Waiver/Terminal Illness Waiver	The Extended Care Waiver and Terminal Illness Waiver are not available.	California

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The Statement of Additional Information (“SAI”), dated [•], includes additional information about the Contract and the Company. The SAI is incorporated by reference into this prospectus. The SAI is available, without charge, upon request. For a free copy, or to request other information about the Contract or make other inquiries, contact us by:

•	Calling: [(800) 445-7862]

•	Mailing:

[The Variable Annuity Life Insurance Company

Annuity Service Center

P.O. Box 15570

Amarillo, TX 79105-5570]

•	Visiting: www.corebridgefinancial.com/productprospectuses

EDGAR Contract Identifier No. [•]

STATEMENT OF ADDITIONAL INFORMATION

SINGLE PURCHASE PAYMENT DEFERRED REGISTERED INDEX-LINKED ANNUITY CONTRACT

ISSUED BY

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

[•] ANNUITY

This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated [•], 2024, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling [(855) 421-2692, visiting www.corebridgefinancial.com/ProductProspectuses] or writing us at:

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

ANNUITY SERVICE CENTER

[P.O. BOX 15570, AMARILLO, TEXAS 79105-5570]

[•], 2024

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THE COMPANY

The Variable Annuity Life Insurance Company (“VALIC” or the “Company”) is a stock life insurance company organized under the laws of the State of Texas on August 20, 1968. VALIC is an indirect, wholly owned subsidiary of Corebridge Financial, Inc. (“Corebridge”). American International Group, Inc.’s (“AIG”) share ownership of Corebridge, the publicly-traded parent company of VALIC, and the rights granted to AIG by Corebridge as part of a separation agreement between AIG and Corebridge, provide AIG with control over Corebridge’s corporate and business activities. AIG has announced its intention to sell all its interest in Corebridge over time. On September 19, 2022, AIG began its divestment with an initial public offering of Corebridge common stock. While AIG and Corebridge believe that Corebridge’s initial public offering did not result in a transfer of a controlling block of outstanding voting securities of VALIC or Corebridge (a “Change of Control Event”), it is anticipated that one or more of the transactions contemplated by the separation plan will ultimately be deemed a Change of Control Event. Upon completion of the separation of Corebridge from AIG, VALIC will continue to be an indirect, wholly owned subsidiary of Corebridge. VALIC provides group and individual annuities and related services for the pension, retirement, and long-range savings needs of organizations, their employees and individuals.

GENERAL ACCOUNT

The general account is made up of all of the general assets of the Company including the assets of the unregistered and uninsulated Separate Account that support the Fixed Account Option and Strategy Account Options. Assets supporting amounts allocated to Fixed Account Option and Strategy Account Options become part of the Company’s general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company’s assets held in the general account will be available to fund the Company’s obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

CONTRACT ADJUSTMENT

On any day during the Term except for the Term Start Date and the Term End Date, your Strategy Account Option Value is equal to the Interim Value. We calculate the Interim Value each day between the Term Start Date and the Term End Date based on the value of a hypothetical portfolio of financial instruments designed to replicate the Strategy Account Option Value if it were held until the Term End Date. The Interim Value fluctuates each day. The Interim Value on a given day determines the amount available from that Strategy Account Option for Withdrawals, Surrender, and the other transactions listed below that may occur on that date.

The Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Term. As such, when a transaction is processed based on an Interim Value, the Interim Value could reflect less gain or more loss (perhaps significantly less gain or more loss) than would be applied at the end of the Term. This means that there could be significantly less money available under your Contract for Withdrawals, Surrender, annuitization, and the death

3

benefit. The application of an Interim Value may result in a loss even if the Index performance at the time of Withdrawal or other transaction listed above is higher than at the beginning of the Term. If you use the Performance Capture feature to capture an Interim Value that is lower than your Strategy Base on the Term Start Date, you may capture a loss.

The Interim Value for a Strategy Account Option is calculated using the following formula. See “Contract Value - Interim Value” in the Prospectus for an explanation of each component of the formula.

Interim Value = SBt x (1 + OUVt – OUV0 x Time Ratio - TC%)

Where:

SBt = Strategy Base on the day of calculation

OUVt = Option Unit Value on day of calculation

OUV0 = Option Unit Value on Term Start Date

Time Ratio = Number of days remaining in Term / Number of days in Term

TC% = Trading Costs (stated as percentage of Strategy Base)

The Option Unit Value is a value, expressed as a percentage, of a hypothetical replicating portfolio of options used to calculate the Interim Value for each Strategy Account Option. The hypothetical replicating portfolio of options is determined by us for each Strategy Account Option and is used to estimate the fair value of risk of loss and potential gain on the Term End Date. If we are unable to calculate the Option Unit Value on any day, we will use the last available Option Unit Value available to us. The Option Unit Value may be positive, negative or zero. The examples show how the Interim Value is calculated and how it may vary based on whether the Index Value has increased or decreased and how much time there is remaining in the Term. The hypothetical option unit value and trading costs in the examples are expressed as a percentage of the Strategy Base.

	1-Year -10% Buffer with Cap	6-Year -10% Buffer with Participation and Cap
Term Start Date
Strategy Base	$100,000	$100,000
Index Value	1,000	1,000
Number of Days in Term	365	2,191
Hypothetical Option Unit Value	1.62%	10.27%

Example A: Negative Index Change near the beginning of the Term
Interim Value Date
Index Value	950	950
Index Change	-5%	-5%
Days Remaining in Term	334	2,160
Hypothetical Option Unit Value	-2.15%	5.42%
Trading Costs	0.15%	0.15%
Interim Value Calculation	$100,000 x (1 + (-2.15%) - 1.62% x (334/365) - 0.15%)	$100,000 x (1 + 5.42% - 10.27% x (2160/2191) - 0.15%)
Interim Value Result	$96,217.59	$95,145.31

Example B: Negative Index Change near the end of the Term
Interim Value Date
Index Value	950	950
Index Change	-5%	-5%
Days Remaining in Term	30	30
Hypothetical Option Unit Value	-0.48%	-0.36%
Trading Costs	0.15%	0.15%
Interim Value Calculation	$100,000 x (1 + (-0.48%) - 1.62% x (30/365) - 0.15%)	$100,000 x (1 + (-0.36%) - 10.27% x (30/2191) - 0.15%)
Interim Value Result	$99,236.85	$99,349.38

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	1-Year -10% Buffer with Cap	6-Year -10% Buffer with Participation and Cap
Example C: Positive Index Change near the beginning of the Term
Interim Value Date
Index Value	1050	1050
Index Change	5%	5%
Days Remaining in Term	334	2,160
Hypothetical Option Unit Value	3.37%	11.43%
Trading Costs	0.15%	0.15%
Interim Value Calculation	$100,000 x (1 + 3.37% - 1.62% x (334/365) - 0.15%)	$100,000 x (1 + 11.43% - 10.27% x (2160/2191) - 0.15%)

Interim Value Result	$101,737.59	$101,155.31
Example D: Positive Index Change near the end of the Term
Interim Value Date
Index Value	1050	1050
Index Change	5%	5%
Days Remaining in Term	30	30
Hypothetical Option Unit Value	5.23%	6.87%
Trading Costs	0.15%	0.15%
Interim Value Calculation	$100,000 x (1 + 5.23% - 1.62% x (30/365) -0.15%)	$100,000 x (1 + 6.87% - 10.27% x (30/2191) - 0.15%)
Interim Value Result	$104,946.85	$106,579.38

DISTRIBUTION OF CONTRACTS

The contracts are offered on a continuous basis through Corebridge Capital Services, Inc., located at 30 Hudson Street, 16th Floor, Jersey City, NJ 07302. Corebridge Capital Services, Inc. (“CCS”) is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. CCS is an affiliate of the Company due to common ownership. No underwriting fees are paid in connection with the distribution of the contracts.

FINANCIAL STATEMENTS

The Audited Statutory Financial Statements of The Variable Annuity Life Insurance Company will be included or incorporated by reference in the SAI in a pre-effective amendment to the registration statement.

The financial statements of VALIC should be considered only as bearing on the ability of VALIC to meet its obligation under the contracts.

5

Part C — Other Information
Item 27.  Exhibits

Exhibit Number	Description	Location
(a)	Board of Directors Resolution.	Not Applicable
(b)	Custodian Agreements	Not Applicable
(c)(1)	Amended and Restated Distribution Agreement between The Variable Annuity Life Insurance Company and American General Distributors dated January 1, 2002	Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 215. File Nos. 333-201800 and 811-03240, filed on April 27, 2015, Accession No. 0001193125-15-149785.
(c)(2)	Amendment No.1 to Distribution Agreement dated April 30, 2015	Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 215. File Nos. 333-201800 and 811-03240, filed on April 27, 2015, Accession No. 0001193125-15-149785.
(c)(3)	Distribution Agreement between The Variable Annuity Life Insurance Company and AIG Capital Services, Inc. dated December 31, 2018	Incorporated by reference to Post-Effective Amendment No. 17 and Amendment 260, File Nos. 333-201800 and 811-03240 filed on April 25, 2019, Accession No. 0001193125-19-119360.
(d)	Contract	To be Filed by Amendment
(e)	Application for Contract	To be Filed by Amendment
(f)(1)	Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, effective as of April 28, 1989	Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 45, File Nos. 033-75292 and 811-03240, filed on March 1, 1996, Accession No. 0000950129-96-000265.
(f)(2)	Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990	Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 45, File Nos. 033-75292 and 811-03240, filed on March 1, 1996, Accession No. 0000950129-96-000265.
(f)(3)	Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through August 3, 2006	Incorporated by reference to Initial Registration Statement, File Nos. 333-137942 and 811-03240, filed on October 11, 2006, Accession No. 0001193125-06-206012.
(g)	Reinsurance Contract	Not Applicable
(h)	Participation Agreements	Not Applicable
(i)	Administrative Contracts	Not Applicable
(j)	Other Material Contracts	Not Applicable
(k)	Opinion and Consent of Counsel	To be Filed by Amendment
(l)	Consent of Independent Registered Public Accounting Firm	To be Filed by Amendment
(m)	Financial Statements Omitted	None
(n)	Initial Capital Agreement	Not Applicable
(o)	Form Of Initial Summary Prospectus	Not Applicable
(p)	Power of Attorney — The Variable Annuity Life Insurance Company Directors	Filed Herewith
(q)	Letter Regarding Change in Certifying Accountant	Not Applicable
(r)	Historical Current Limits on Index Gains	Not Applicable

Item 28.  Directors and Officers of the Insurance Company
The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.
Names, Positions and Offices Held with the Insurance Company
Christopher B. Smith (8)	Director, Chairman of the Board and President
Christopher P. Filiaggi (8)	Director, Senior Vice President and Chief Financial Officer
Terri. N. Fiedler (3)	Director, President, Group Retirement
Jonathan J. Novak (1)	Director, President, Institutional Markets
David Ditillo (6)	Director, Executive Vice President and Chief Information Officer
Lisa M. Longino (8)	Director, Executive Vice President and Chief Investment Officer
Elizabeth B. Cropper (8)	Director, Executive Vice President and Chief Human Resources Officer
Timothy M. Heslin	Director
Bryan Pinsky (2)	Director
John P. Byrne III	President, Financial Distributor
Steven D. (“Doug”) Caldwell, Jr. (5)	Executive Vice President and Chief Risk Officer
Jeffery A. Ferguson (3)	Senior Vice President and Chief Transformation Officer
Todd A. McGrath (3)	Senior Vice President and Chief Operating Officer
Roger A. Craig (3)	Senior Vice President, General Counsel and Assistant Secretary
Emily W. Gingrich (5)	Senior Vice President, Chief Actuary and Corporate Illustration Actuary
Frank A. Kophamel (4)	Senior Vice President, Deputy Chief Actuary and Appointed Actuary
Christopher V. Muchmore (2)	Senior Vice President, Chief Financial Officer, Individual Retirement
Sai P. Raman (7)	Senior Vice President, Institutional Markets
Farhad Mian (8)	Senior Vice President and Deputy Investment Officer
Bruce A. Hagemann (3)	Senior Vice President and Chief Distribution Officer
Eric S. Levy	Senior Vice President
Brigitte K. Lenz	Vice President and Controller
Jennifer P. Powell (3)	Vice President and Chief Compliance Officer, and 38a-1 Compliance Officer
Justin J. W. Caulfield (5)	Vice President and Treasurer
Julie Cotton Hearne (3)	Vice President and Corporate Secretary
Mallary L. Reznik (2)	Vice President and Assistant Secretary
Margaret Chih	Vice President and Tax Officer
Daniel R. Cricks (4)	Vice President and Tax Officer
Angel R. Ramos	Vice President and Tax Officer
Valerie J. Vetters	Vice President and Tax Officer
Christina M. Haley (2)	Vice President, Product Filing
Preston L. Schnoor (2)	Vice President, Product Filing
Aimy T. Tran (2)	Vice President, Product Filing
Thomas Goodwin (3)	Vice President, Business Case Development
Barbara L. Rayll (3)	Vice President, Business Case Development
Michelle D. Campion (4)	Vice President
Jeffrey S. Flinn	Vice President
Christopher J. Hobson (2)	Vice President
Jennifer N. Miller	Vice President
Mark R. Szycher	Vice President
Marjorie D. Brothers (3)	Assistant Secretary
Rosemary Foster (3)	Assistant Secretary
Virginia N. Puzon (2)	Assistant Secretary
Angela G. Bates (5)	Anti-Money Laundering and Economic Sanctions Compliance Officer
Michael F. Mulligan (1)	Head of International Pension Risk Transfer
Ethan D. Bronsnick (8)	Head of U.S. Pension Risk Transfer
Aileen V. Apuy	Assistant Manager, State Filings

Names, Positions and Offices Held with the Insurance Company
Connie C. Merer (1)	Assistant Manager, State Filings
Melissa H. Cozart (3)	Privacy Officer
Thomas Bartolomeo	Chief Information Secretary Officer

(1)
10880 Wilshire Boulevard, Los Angeles, CA 90024
(2)
21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367
(3)
2919 Allen Parkway, Woodson Tower, Houston, TX 77019
(4)
2727-A Allen Parkway, 3-D1, Houston, TX 77019
(5)
28 Liberty Street, Floor 45th, New York, NY 10005-1400
(6)
3211 Shannon Road, Durham, NC 27707
(7)
50 Danbury Road, Wilton, CT 06897
(8)
30 Hudson Street, Jersey City, NJ 07302
Item 29.  Persons Controlled By or Under Common Control with Insurance Company
The Variable Annuity Life Insurance Company (“VALIC”) is an indirect, wholly owned subsidiary of Corebridge Financial, Inc. (“Corebridge”). American International Group, Inc.’s (“AIG”) share ownership of Corebridge, the publicly-traded parent company of VALIC, and the rights granted to AIG by Corebridge as part of a separation agreement between AIG and Corebridge, provide AIG with control over Corebridge’s corporate and business activities. An organizational chart for AIG can be found as Exhibit 21 in AIG’s Form 10-K, SEC File No. 001-08787, Accession No. 0000005272-24-000023, filed on February 14, 2024. Exhibit 21 is incorporated herein by reference.
Item 30.  Indemnification
To the full extent authorized by law, VALIC shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer or serves or served in any capacity in any other corporation at the request of VALIC. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.
Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, VALIC has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by VALIC of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, VALIC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31.  Principal Underwriter
(a)  Corebridge Capital Services, Inc. acts as distributor for the following investment companies:
American General Life Insurance Company
Variable Separate Account
Variable Annuity Account Five
Variable Annuity Account Seven
Variable Annuity Account Nine
AG Separate Account D
AGL Separate Account I of AGL
AGL Separate Account VL-R
The United States Life Insurance Company in the City of New York
FS Variable Separate Account
FS Variable Annuity Account Five
USL Separate Account VL-R
USL Separate Account USL A

The Variable Annuity Life Insurance Company
Variable Annuity Life Insurance Co Separate Account A

(b)  Directors, Officers and principal place of business:
Officer/Directors*	Position
Christina Nasta	Director, Chairman and President
John P. Byrne III (2)	Director
Eric Taylor	Director
Frank Curran	Vice President, Chief Financial Officer, Chief Operating Officer, Treasurer and Controller
Daniel R. Cricks(1)	Vice President and Tax Officer
Julie A. Cotton Hearne(2)	Vice President and Secretary
Michael Fortey(2)	Chief Compliance Officer
John T. Genoy	Vice President
Mallary L. Reznik(3)	Vice President
Margaret Chih	Tax Officer
Valerie Vetters	Tax Officer
Rosemary Foster(2)	Assistant Secretary
Virginia N. Puzon(3)	Assistant Secretary

*
Unless otherwise indicated, the principal business address of Corebridge Capital Services, Inc. and of each of the above individuals is 30 Hudson Street, 16th Floor, Jersey City, NJ 07302.
(1)
Principal business address 2727-A Allen Parkway, 3-D1, Houston, TX 77019
(2)
Principal business address 2919 Allen Parkway, Houston, TX 77019
(3)
Principal business address 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997
(c)  Corebridge Capital Services, Inc. retains no compensation or commissions from the Registrant.
Item 31a.  Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment
No contract has been issued as of the date of this filing.
Item 32.  Location of Accounts and Records
Not Applicable.
Item 33.  Management Services
Not Applicable.
Item 34.  Undertaking
The Registrant hereby undertakes:
1
To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act; and
2
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, has duly authorized, in the City of Jersey City, and State of New Jersey on this 23rd day of September, 2024.
BY: THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
(Insurance Company)
BY: * CHRISTOPHER B. SMITH

  CHRISTOPHER B. SMITH
  DIRECTOR, CHARIMAN OF THE BOARD AND PRESIDENT
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
*CHRISTOPHER B. SMITH CHRISTOPHER B. SMITH	Director, Chairman of the Board and President (Principal Executive Officer)	September 23, 2024

*CHRISTOPHER P. FILIAGGI CHRISTOPHER P. FILIAGGI	Director, Senior Vice President, and Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	September 23, 2024

*TERRI N. FIEDLER TERRI N. FIEDLER	Director	September 23, 2024

*TIMOTHY M. HESLIN TIMOTHY M. HESLIN	Director	September 23, 2024

*LISA M. LONGINO LISA M. LONGINO	Director	September 23, 2024

*JONATHAN J. NOVAK JONATHAN J. NOVAK	Director	September 23, 2024

*BRYAN A. PINSKY BRYAN A. PINSKY	Director	September 23, 2024

*ELIZABETH B. CROPPER ELIZABETH B. CROPPER	Director	September 23, 2024

*BY: /s/ JOHNPAUL S. VAN MAELE JOHNPAUL S. VAN MAELE Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.		September 23, 2024